    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 19, 1999


                                                      REGISTRATION NO. 333-85351
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 5

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              BSQUARE CORPORATION
                        (NAME OF ISSUER IN ITS CHARTER)

          WASHINGTON                                     7371                                    91-1650880
(STATE OR OTHER JURISDICTION OF              (PRIMARY STANDARD INDUSTRIAL                     (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)               CLASSIFICATION CODE NUMBER)                   IDENTIFICATION NUMBER)

                        3633 136TH PLACE S.E., SUITE 100
                           BELLEVUE, WASHINGTON 98006
                                 (425) 519-5900
(ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES AND PRINCIPAL PLACE
                                  OF BUSINESS)

                               WILLIAM T. BAXTER
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        3633 136TH PLACE S.E., SUITE 100
                           BELLEVUE, WASHINGTON 98006
                                 (425) 519-5900
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                  COPIES OF ALL COMMUNICATIONS TO BE SENT TO:

                           MICHAEL J. ERICKSON, ESQ.
                            KAREN A. ANDERSEN, ESQ.
                             LAURA A. BERTIN, ESQ.
                           MARK F. WORTHINGTON, ESQ.
                             SUMMIT LAW GROUP, PLLC
                     1505 WESTLAKE AVENUE NORTH, SUITE 300
                           SEATTLE, WASHINGTON 98109
                                 (206) 281-9881
                            WILLIAM D. SHERMAN, ESQ.
                              CORI M. ALLEN, ESQ.
                             COREY A. LEVENS, ESQ.
                            MORRISON & FOERSTER LLP
                               755 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                 (650) 813-5600

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED OCTOBER 19, 1999


                                4,000,000 Shares

                                 [COMPANY LOGO]

                                  Common Stock

                               ------------------

     Prior to this offering, there has been no public market for our common stock. The initial public offering price is expected to be between $12.00 and $14.00 per share. We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "BSQR."

     We are selling 4,000,000 shares of our common stock, and the underwriters have an option to purchase a maximum of 600,000 additional shares from selling shareholders to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 6.

                                                                        UNDERWRITING
                                                                        DISCOUNTS AND  PROCEEDS TO
                                                       PRICE TO PUBLIC   COMMISSIONS     BSQUARE
                                                       ---------------  -------------  -----------
Per Share............................................  $                $              $
Total................................................  $                $              $

     Delivery of the shares of common stock will be made on or about
               , 1999.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    CREDIT SUISSE FIRST BOSTON                               LEHMAN BROTHERS

A.G. EDWARDS & SONS, INC.                                WIT CAPITAL CORPORATION

           The date of this prospectus is                     , 1999.

                            [Description of Artwork]

                               Front Inside Cover

                                 [BSQUARE LOGO]

                                     [Text]



                                    BSQUARE


                     BSQUARE provides products and services
                     that facilitate the integration of the
                        Windows CE operating system into
                         intelligent computing devices
                             in these target markets

                            TELEVISION SET-TOP BOXES


                          HANDHELD INDUSTRIAL DEVICES


                            WINDOWS-BASED TERMINALS

                         CONSUMER INTERNET APPLIANCES*


                                 PALM-SIZE PCs


                                 GAMING SYSTEMS


                         *Consumer Internet appliances
                          include kiosk terminals and
                          vehicle navigational devices

                                INSIDE GATEFOLD
                                     [Text]


BSQUARE CORPORATION

BSQUARE - WINDOWS CE SOFTWARE PRODUCTS AND SERVICES PROVIDER

BSQUARE provides:

     o software engineering services to Microsoft to help develop the Windows CE operating system and related integration tools

     o comprehensive software products and services to original equipment manufacturers to help integrate Windows CE into their intelligent computing devices

     o productivity software products, such as bFAX(R), to consumers to extend the use of intelligent computing devices

Intelligent computing devices include:

     o Internet-enabled television set-top boxes

     o handheld and palm-size personal computers

     o gaming systems

     o handheld industrial data collectors

     o consumer Internet appliances such as kiosk terminals and vehicle navigational devices

     o Windows-based terminals

Off-the-shelf software products:

     o help manufacturers achieve a faster time-to-market
     o provide consumers with additional functions for their intelligent computing devices


BSQUARE's engineering team has been developing Windows
CE-based software solutions since prior to the commercial release of Windows CE


[Pictures reflecting BSQUARE products and models posing as BSQUARE engineering team]

                                Inside Gatefold

                                     [Text]

BSQUARE provides software products and services for the development and use of Windows CE-based intelligent computing devices.

BSQUARE Customers

     [Chart reflecting]

     Microsoft
     Semiconductor Vendors
     Intelligent Computing Device Manufacturers (OEMs)
     Consumers

Software services for development of Windows CE operating system and accompanying tools

Software services for development of Windows CE tools and system level software support

Software products and services for the integration of Windows CE into devices and consumer applications for bundling on devices

After-market software products to extend the use of intelligent computing devices

BSQUARE supplies software products and services at all stages of the intelligent computing device development process

[BSQUARE LOGO]

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................    3
RISK FACTORS..........................    6
FORWARD-LOOKING STATEMENTS............   17
USE OF PROCEEDS.......................   17
DIVIDEND POLICY.......................   17
CAPITALIZATION........................   18
DILUTION..............................   19
SELECTED CONSOLIDATED FINANCIAL
  DATA................................   20
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   21
BUSINESS..............................   31
MANAGEMENT............................   46
RELATED-PARTY TRANSACTIONS............   53
PRINCIPAL SHAREHOLDERS................   54
DESCRIPTION OF CAPITAL STOCK..........   57
SHARES ELIGIBLE FOR FUTURE SALE.......   60
UNDERWRITING..........................   62
NOTICE TO CANADIAN RESIDENTS..........   64
LEGAL MATTERS.........................   65
EXPERTS...............................   65
WHERE TO FIND ADDITIONAL DOCUMENTS....   65
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................  F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL           , 1999 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     The following summary highlights information that we present more fully elsewhere in this prospectus. You should read this entire prospectus carefully.

                              BSQUARE CORPORATION

     We provide a broad range of software products and services that facilitate the integration of the Microsoft Windows CE operating system into a variety of devices we call intelligent computing devices, or ICDs, and enhance the functionality of those devices. Original equipment manufacturers, or OEMs, semiconductor vendors and Windows CE software developers rely on our products and services to help bring customized ICDs and ICD applications to market in a timely fashion. We have been providing Windows CE-based software services since prior to the commercial release of Windows CE in September 1996, and therefore we believe that we offer a greater breadth and depth of Windows CE expertise than any of our current competitors.

     ICDs are an emerging class of products with sophisticated processing power that are designed for specific computing and communications applications. These devices are described as "intelligent" to distinguish them from rudimentary single-purpose computing devices with only limited functionality. Examples of ICDs include television "set-top boxes," which sit on top of television sets and provide users with advanced cable TV access services, sophisticated video gaming features and Internet access; handheld and palm-size PCs; gaming systems; handheld industrial data collectors; consumer "Internet appliances" such as kiosk terminals and navigational devices in cars and trucks; and Windows-based terminals. Compared to traditional computers, ICDs are often less expensive and more adaptable in terms of their size, weight and shape, while still providing sophisticated computing and communications capabilities, including Internet connectivity.

     Increasingly, ICDs are able to connect directly to the Internet, either through wired or wireless telecommunications systems. As businesses and consumers increasingly use the Internet to transact business and as demand for smaller and more mobile devices grows, OEMs are developing new ICDs to better meet the needs of end users. Because of space constraints and other design and resource limitations inherent in the ICD environment, OEMs require a computer operating system that is both scaleable and highly customizable, with lower system requirements than traditional PC operating systems. While there are several different operating systems that can be used in ICDs, Windows CE, a versatile and highly adaptable operating system modeled after Microsoft Windows, is gaining market acceptance among OEMs as an operating system that meets these requirements. As increased use of the Internet by consumers and businesses helps fuel the growth of the ICD market, we believe that the market for Windows CE will in turn benefit.


     We develop products and provide services that facilitate the development of Windows CE-based ICDs. We generate revenue in three distinct ways. First, we provide code-writing and related engineering services to Microsoft and semiconductor vendors to adapt Windows CE to different microprocessors and to enhance Windows CE's user-specific features and functions. For the six months ended June 30, 1999, 87% of our revenue was generated under our master development and license agreement with Microsoft. Second, we offer a comprehensive set of software products and services that help OEMs cost-effectively integrate Windows CE into their ICDs. These offerings include OEM adaptation kits, software products and test programs, along with engineering and quality assurance services, all designed to ensure that Windows CE works properly with the OEM's computer boards, which are the internal hardware constituting the core of their ICDs. Third, we license a wide range of Windows CE-based software applications to both OEMs and ICD consumers to provide additional functions to Windows CE-based ICDs, such as printing and faxing capabilities.


     We intend to become a primary provider of software products and services for facilitating the integration of operating systems into ICDs. Generally, an operating system provided by vendors in its original form will not be readily compatible with the increasingly wide variety of semiconductors and ICDs that are becoming available and therefore will need to be adapted in order to function. We refer to this process as "integration." The key elements of our strategy include building on our expertise as a provider of Windows CE software products and services, expanding our strategic relationships with semiconductor vendors and OEMs, maintaining and expanding our relationship with Microsoft, developing additional software applications and expanding our international presence.

     We were incorporated in the State of Washington in July 1994. Our principal executive offices are located at 3633 136th Place S.E., Suite 100, Bellevue, Washington 98006, and our telephone number is (425) 519-5900. Our World Wide Web address is www.bsquare.com. Information on our website does not constitute a part of this prospectus.

                                  THE OFFERING

Common stock offered by us......................  4,000,000 shares

Common stock to be outstanding after this
  offering......................................  32,196,656 shares

Use of proceeds.................................  For general corporate purposes, including planned relocation expenses. See "Use of Proceeds" on page
                                                  17.

Proposed Nasdaq National Market Symbol..........  BSQR

     Unless otherwise indicated, the information in this prospectus reflects the number of shares outstanding on August 31, 1999, after giving effect to the sale of 1,518,378 shares of common stock to Vulcan Ventures Incorporated in September 1999, and assumes the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering.

     Please see "Capitalization" on page 18 for a more complete discussion regarding the outstanding shares of common stock, options to purchase common stock and other related matters.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The pro forma consolidated balance sheet data summarized below gives effect to the issuance of 1,518,378 shares of common stock to Vulcan Ventures in September 1999 and the conversion of all outstanding preferred stock into common stock upon completion of this offering. The pro forma as adjusted consolidated balance sheet data summarized below reflects the application of the net proceeds from the sale of the 4,000,000 shares of common stock offered by us at the assumed initial public offering price of $13.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses.

                               PERIOD FROM
                                INCEPTION                                                SIX MONTHS ENDED
                               (JULY 15) TO           YEAR ENDED DECEMBER 31,                JUNE 30,
                               DECEMBER 31,   ----------------------------------------   -----------------
                                   1994          1995        1996     1997      1998      1998      1999
                               ------------   -----------   ------   -------   -------   -------   -------
                               (UNAUDITED)    (UNAUDITED)                                   (UNAUDITED)
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Revenue....................    $   151        $1,573      $4,179   $14,405   $24,612   $10,802   $18,543
  Gross profit...............         68           778       2,775     8,761    13,311     5,774     9,644
  Income from operations.....         64           692       1,964     4,564     3,170     1,704     1,448
  Net income.................    $    64        $  693      $1,971   $ 3,806   $ 2,300   $ 1,217   $   866
                                 =======        ======      ======   =======   =======   =======   =======
  Basic earnings per share...    $    --        $ 0.03      $ 0.09   $  0.18   $  0.12   $  0.06   $  0.04
                                 =======        ======      ======   =======   =======   =======   =======
  Shares used in computation
     of basic earnings per
     share...................     21,000        21,000      22,106    21,400    18,372    18,615    18,206
                                 =======        ======      ======   =======   =======   =======   =======
  Pro forma basic earnings
     per share...............                                                  $  0.09             $  0.03
                                                                               =======             =======
  Shares used in computation
     of pro forma basic
     earnings per share......                                                   26,021              26,539
                                                                               =======             =======

                                                                  JUNE 30, 1999 (UNAUDITED)
                                                             -----------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                             -------    ---------    -----------
                                                                       (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents................................  $ 9,284     $27,986       $75,346
  Working capital..........................................   10,675      29,377        76,737
  Total assets.............................................   18,749      37,451        84,811
  Long term obligations, net of current portion............      210         210           210
  Mandatorily redeemable convertible preferred stock.......   14,475          --            --
  Shareholders' equity (deficit)...........................     (255)     32,922        80,282

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could materially adversely affect our business, operating results and financial condition and could result in a complete loss of your investment.

UNANTICIPATED FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS DUE TO FACTORS SUCH AS ADVERSE CHANGES IN OUR RELATIONSHIP WITH MICROSOFT OR A DECLINE IN THE MARKET FOR WINDOWS CE-BASED ICDS COULD CAUSE OUR STOCK PRICE TO DECLINE SIGNIFICANTLY.

     Our operating results have fluctuated in the past, and we expect that they will continue to do so. We believe that period-to-period comparisons of our operating results are not meaningful, and you should not rely on such comparisons to predict our future performance. If our operating results fall below the expectations of stock analysts and investors, the price of our common stock may fall. Factors that may cause our quarterly operating results to fluctuate include:

     - the failure or perceived failure of Windows CE, the operating system upon which demand for our products and services is dependent, to achieve widespread market acceptance;

     - the failure of the ICD market to develop;

     - adverse changes in our relationship with Microsoft, from whom a substantial portion of our revenue is generated and on whom we rely to continue to develop and promote Windows CE;

     - our inability to develop and market new and enhanced products and services on a timely basis;

     - unanticipated delays, or announcement of delays, by Microsoft of Windows CE product releases, which could cause us to delay our product introductions and adversely affect our customer relationships;

     - changes in demand for our products and services;

     - increased competition and changes in our pricing as a result of increased competitive pressure;

     - our ability to control our expenses, a large portion of which are relatively fixed and which are budgeted based on anticipated revenue trends, in the event that customer projects, particularly Microsoft projects, are delayed, curtailed or discontinued;

     - changes in the mix of our services and product revenue, which have different gross margins;

     - underestimates by us of the costs to be incurred in significant fixed-fee service projects; and

     - varying customer buying patterns which are often influenced by year-end budgetary pressures.

In addition, our stock price may fluctuate due to conditions unrelated to our operating performance, including general economic conditions in the software industry and the market for technology stocks.

SUBSTANTIALLY ALL OF OUR REVENUE, INCLUDING 87% OF OUR TOTAL REVENUE FOR THE SIX MONTHS ENDED JUNE 30, 1999, IS GENERATED FROM OUR RELATIONSHIP WITH MICROSOFT, WHICH CAN BE MODIFIED OR TERMINATED BY MICROSOFT AT ANY TIME.


     In 1997 and 1998, and for the six months ended June 30, 1999, 39%, 79% and 87% of our revenue, respectively, was generated under our master development and license agreement with Microsoft. The master agreement, the current renewable term of which concludes in July 2000, includes a number of project-specific work plans. We bill Microsoft on a time-and-materials basis, although each project has a maximum dollar cap. We expect the revenue generated from work plans with Microsoft will continue to comprise the majority of our revenue for the next several years. We presently have dedicated approximately 200 of our 270 engineers to these projects. However, the master agreement and each of the individual work plans may be terminated or modified by Microsoft at any time. In addition, there is no guarantee that Microsoft will continue to enter into additional work plans with us. In the past, Microsoft has modified the timing and scope of certain projects, requesting that our engineers be moved from one project to another, as well as our relationships with our customers. For example, in late 1997 Microsoft decided to contract with us to provide Windows CE support services to semiconductor vendors with whom we had previously contracted directly. As a result, from late 1997 through late 1998 our revenue shifted from being generated by a variety of semiconductor vendors to being generated primarily by Microsoft. We do not believe that we could replace the Microsoft revenue in the short- or medium-term if existing work plans were canceled or curtailed, and such cancellations or curtailments would substantially reduce our revenue. Microsoft is a publicly traded company that files financial reports and information with the Securities and Exchange Commission. These reports are publicly available under Microsoft's Exchange Act filing number, 000-14278. For a description of where this information can be obtained, see "Where to Find Additional Documents."


IF THE MARKET FOR THE WINDOWS CE OPERATING SYSTEM FAILS TO DEVELOP FULLY OR DEVELOPS MORE SLOWLY THAN WE EXPECT, OUR BUSINESS AND OPERATING RESULTS WILL BE MATERIALLY HARMED.

     Windows CE is one of many operating systems developed for the ICD market and the extent of its future acceptance is uncertain. Because all of our revenue to date has been generated by software products and services dependent on the Windows CE operating system, if the market for Windows CE fails to develop fully or develops more slowly than we expect, our business and operating results will be significantly harmed. Market acceptance of Windows CE will depend on many factors, including:

     - Microsoft's development and support of the Windows CE market. As the developer and primary promoter of Windows CE, if Microsoft were to decide to discontinue or lessen its support of the Windows CE operating system, potential customers could select competing operating systems, which would reduce the demand for our Windows CE-based software products and services. In addition, Microsoft has developed a version of its Windows NT operating system for ICDs and could decide to shift its support to this operating system to the detriment of Windows CE;


     - the ability of the Windows CE operating system to compete against existing and emerging operating systems for the ICD market including:
       VxWorks from WindRiver Systems Inc., pSOS from Integrated Systems, Inc., VRTX from Mentor Graphics Corporation, JavaOS from Sun Microsystems, Inc. and LINUX. In particular, in the market for palm-size devices, Windows CE faces intense competition from PalmOS used on 3Com Corporation's Palm devices and to date has had limited success in this market. In the market for cellular phones, Windows CE faces intense competition from the EPOC operating system from Symbian, a joint venture between several of the largest manufacturers of cellular phones, which recently announced it has agreed to discuss cross-licensing its technology with the Palm Computing unit of 3Com. Windows CE may be unsuccessful in capturing a significant share of these two segments of the ICD market, or in maintaining its market share in those other segments of the ICD market on which our business currently focuses, including the markets for Internet-enabled television set-top boxes, handheld industrial devices, consumer Internet appliances such as kiosk terminals and vehicle navigational devices, and Windows-based terminals;


     - the acceptance by OEMs and consumers of the mix of features and functions offered by Windows CE; and

     - the willingness of software developers to continue to develop and expand the applications that run on Windows CE. To the extent that software developers write applications for competing operating systems that are more attractive to ICD end users than those available on Windows CE, potential purchasers could select competing operating systems over Windows CE.

IF THE MARKET FOR ICDS FAILS TO DEVELOP FULLY OR DEVELOPS MORE SLOWLY THAN WE EXPECT, OUR REVENUE WILL NOT GROW AS FAST AS ANTICIPATED, IF AT ALL.

     The market for ICDs is emerging and the potential size of this market and the timing of its development are not known. As a result, our profit potential is uncertain and our revenue may not grow as fast as we anticipate, if at all. We are dependent upon the broad acceptance by businesses and consumers of a wide variety of Windows CE-based ICDs, which will depend on many factors, including:

     - the development of content and applications for ICDs;

     - the willingness of large numbers of businesses and consumers to use devices such as handheld and palm-size PCs and handheld industrial data collectors to perform functions currently carried out manually or by traditional PCs, including inputing and sharing data, communicating among users and connecting to the Internet; and

     - the evolution of industry standards that facilitate the distribution of content over the Internet to these devices via wired and wireless telecommunications systems, satellite or cable.

IF MICROSOFT ADDS FEATURES TO ITS WINDOWS CE OPERATING SYSTEM THAT DIRECTLY COMPETE WITH SOFTWARE PRODUCTS AND SERVICES WE PROVIDE, OUR REVENUE COULD BE REDUCED AND OUR PROFIT MARGINS COULD SUFFER.

     As the developer of Windows CE, Microsoft could add features to its operating system that directly compete with the software products and services we provide to our customers. Such features could include, for example, faxing, hardware-support packages and quality-assurance tools. The ability of our customers or potential customers to obtain software products and services directly from Microsoft that compete with our software products and services could harm our business. Even if the standard features of future Microsoft operating system software were more limited than our offerings, a significant number of our customers and potential customers might elect to accept more limited functionality in lieu of purchasing additional software. Moreover, the resulting competitive pressures could lead to price reductions for our products and reduce our profit margins.

IF WE DO NOT MAINTAIN OUR FAVORABLE RELATIONSHIP WITH MICROSOFT, WE WILL HAVE DIFFICULTY MARKETING OUR SOFTWARE PRODUCTS AND SERVICES AND MAY NOT RECEIVE DEVELOPER RELEASES OF WINDOWS CE, AND OUR REVENUE AND OPERATING MARGINS WILL SUFFER.

     In the event that our relationship with Microsoft were to deteriorate, then our efforts to market and sell our software products and services to OEMs could be adversely affected and our business would be harmed. Microsoft has great influence over the development plans and buying decisions of OEMs utilizing Windows CE for ICDs. Many of our OEM customers are referred to us by Microsoft. Moreover, Microsoft controls the marketing campaigns related to its operating systems, including Windows CE. Microsoft's marketing activities, including trade shows, direct mail campaigns and print advertising, are important to the continued promotion and market acceptance of Windows CE and, consequently, of our Windows CE-based software products and services. We must maintain mutually successful relationships with Microsoft so that we may continue to participate in joint marketing activities with Microsoft, including participating with Microsoft in "partner pavilions" at trade shows and listing our services on Microsoft's website, and to receive referrals from Microsoft. In the event that we are unable to continue our joint marketing efforts with Microsoft or fail to receive referrals from Microsoft, we would be required to devote significant additional resources and incur additional expenses to market our software products and services directly to potential customers. In addition, we depend on receiving from Microsoft developer releases of new versions of and upgrades to Windows CE and related Microsoft software in order to timely develop and ship our products and provide services. If we are unable to receive these developer releases, our revenue and operating margins would suffer.

UNANTICIPATED DELAYS, OR ANNOUNCEMENT OF DELAYS, BY MICROSOFT OF WINDOWS CE PRODUCT RELEASES COULD ADVERSELY AFFECT OUR SALES.

     Unanticipated delays, or announcement of delays, in Microsoft's delivery schedule for new versions of its Windows CE operating system could cause us to delay our product introductions and impede our ability to complete customer projects on a timely basis. These delays or announcements by Microsoft could also cause our customers to delay or cancel their project development activities or product introductions. Any resulting delays in, or cancellations of, our planned product introductions or in our ability to commence or complete customer projects may adversely affect our revenue and could cause our quarterly operating results to fluctuate. For example, in 1998 Microsoft delayed the release of a version of its Windows CE Platform Builder, which delayed our introduction of a complementary product for an OEM customer.

WE HAVE SIGNED A NON-COMPETITION PROVISION WITH MICROSOFT WHICH COULD LIMIT OUR ABILITY TO SUSTAIN OR GROW OUR BUSINESS.


     We must receive written permission from Microsoft in order to design or develop products, or provide services in connection with products, which compete with the Microsoft Windows CE operating system or related products in existence as of October 1, 1998 or which Microsoft is developing or intends to develop or acquire. The term of our non-competition provision coincides with the term of our master agreement with Microsoft, which concludes in October 2000. Therefore, if there is a significant shift away from Microsoft operating systems in the ICD market segments that we are targeting, including the markets for Internet-enabled television set-top boxes, handheld and palm-size PCs, handheld industrial data collectors, consumer Internet appliances such as kiosk terminals and vehicle navigational devices, and Windows-based terminals, we will be unable to target and support other operating system platforms during the term of our non-competition provision. Similarly, because the non-competition provision effectively requires us to devote all of our resources to supporting the Windows CE operating system, if our relationship with Microsoft is curtailed or terminated we would be required to invest significant time and resources to transition our operations to target and support competing operating systems. Moreover, to the extent that Microsoft challenges any of our activities which we believe are not prohibited by the non-competition provision, we may become involved in litigation to enforce our rights under the agreement. Litigation, whether successful or not, could harm our relationship with Microsoft, result in substantial costs and divert our resources, any of which could harm our business.


THE FIXED-FEE ARRANGEMENTS WE HAVE WITH MANY OF OUR CUSTOMERS EXPOSE US TO THE RISK THAT WE MAY UNDERESTIMATE OUR COSTS FOR PROJECTS, WHICH COULD LOWER OUR PROFIT MARGINS.

     In addition to the capped-fee arrangements we have with Microsoft, we provide our services to many of our customers under fixed-fee arrangements. In 1998 and for the six months ended June 30, 1999, approximately 12% and 10%, respectively, of our total revenue was derived from fixed-fee contracts. In the event that we underestimate the scope or work effort required for a customer's project, we may be required to complete the project at a loss or at a significantly reduced gross margin. If we underestimate the fees for a series of projects and/or a very large project, our gross margins for a fiscal period may decline. In addition, revenue from these contracts is recognized on the percentage-of-completion method, measured by the cost incurred to date relative to the estimated total cost for the contract. If we underestimate the time necessary to complete these projects, we may be required to recognize revenue at a later time than we had anticipated, which would have a negative impact on our financial condition and cause our quarterly results to fluctuate.

IF WE FAIL TO SECURE CONTRACTS ON SUFFICIENTLY PROFITABLE TERMS, OR AT ALL, WITH THE LIMITED NUMBER OF MARKET-LEADING OEMS OUR REVENUE AND PROFIT MARGINS WOULD SUFFER.

     Currently substantially all of our non-Microsoft revenue is generated from sales to OEMs. For the six months ended June 30, 1999, approximately 13% of our revenue was from sales to OEM customers. There are a limited number of OEM customers that are capable of building and shipping large quantities of ICDs. In some market segments, one or two OEMs account for a majority of all unit sales. Competition for the business of these OEMs is intense. If we fail to secure and maintain service and licensing contracts with the limited number of OEMs in these markets we may not be able to participate in those market segments. In addition, as a result of their strong market position, these companies are typically able to secure favorable terms, including favorable pricing, in their technology licensing and service agreements. Further, many of these potential OEM customers have the capability to replace our services and products by utilizing internal resources. For these reasons, there is no guarantee that we will be able to secure contracts on profitable terms, or at all, with the market-leading OEMs, which could harm our business.

OUR MARKET IS BECOMING INCREASINGLY COMPETITIVE, WHICH MAY RESULT IN PRICE REDUCTIONS, LOWER GROSS MARGINS AND LOSS OF MARKET SHARE.

     The market for Windows CE-based software products and services is becoming increasingly competitive. Increased competition may result in price reductions, lower gross margins and loss of market share, which would harm our business. We face competition from:

     - our current and potential customers' internal research and development departments that may seek to develop their own proprietary solutions;

     - large professional engineering services firms such as Cadence Design Systems, Inc. and Electronic Data Systems Corporation that may enter the market;

     - established ICD software and tools manufacturers such as Applied Microsystems Corporation, Spyglass, Inc., Phoenix Technologies, Inc., Mentor Graphics and Integrated Systems;

     - small- and medium-size engineering services companies such as VenturCom, Inc., Eclipse International, Inc., BlueWater Systems, Inc. and Vadem; and

     - software and component distributors such as Avnet/Hamilton Hallmark, Pioneer and Annasoft Systems.

     As we develop new products, particularly products focused on specific industries, we may begin competing with companies with whom we have not previously competed. It is also possible that new competitors will enter the market or that our competitors will form alliances, including alliances with Microsoft, that may enable them to rapidly increase their market share. Although we are subject to a non-competition provision with Microsoft, Microsoft has not agreed to any exclusive arrangement with us nor has it agreed not to compete with us. The barrier to entering the market as a provider of Windows CE-based ICD software and services is low. In addition, Microsoft has created a marketing program to encourage systems integrators to work on Windows CE. These systems integrators are given the same access by Microsoft to the Windows CE technology as we are with respect to system integration. New competitors may have lower overhead than us and therefore be able to offer advantageous pricing. We expect that competition will increase as other established and emerging companies enter the Windows CE-based ICD market and as new products and technologies are introduced.

WE DEPEND ON THE CONTINUED SERVICES OF OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER, AND OUR SUCCESS DEPENDS UPON OUR CONTINUED ABILITY TO ATTRACT, TRAIN AND RETAIN ADDITIONAL QUALIFIED PERSONNEL AT ACCEPTABLE COMPENSATION LEVELS.

     We depend substantially on the continued services of William T. Baxter, our chairman of the board, president and chief executive officer. The loss of the services of Mr. Baxter could harm our business. None of our executive officers, including Mr. Baxter, has a contract that guarantees employment. In addition, we depend on our ability to attract, train and retain qualified personnel, specifically those with management, technical and product development skills. Competition for such personnel is intense, particularly in geographic areas recognized as high technology centers such as the greater-Seattle area, where substantially all of our employees are located. There can be no assurance that we will be able to attract, train or retain additional highly qualified technical and managerial personnel in the future, which could harm our business. Moreover, to remain competitive we have had to increase employee compensation and our gross margins have been adversely impacted. To the extent such competitive wage pressure continues or increases our gross margins could suffer.

IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, COMPETITORS MAY BE ABLE TO USE OUR TECHNOLOGY OR TRADEMARKS, WHICH COULD WEAKEN OUR COMPETITIVE POSITION, REDUCE OUR REVENUE AND INCREASE OUR COSTS.

     If we fail to adequately protect our intellectual property, our competitive position could be weakened and our revenue adversely affected. We rely primarily on a combination of patent, copyright, trade secret and trademark laws, confidentiality procedures and contractual provisions to protect our intellectual property. These laws and procedures provide only limited protection. We have applied for three patents relating to our engineering work. These patents, if issued, may not provide sufficiently broad protection or they may not prove to be enforceable against alleged infringers. There can be no assurance that any of our pending patents will be granted. Even if granted, patents may be circumvented or challenged and, if challenged, may be invalidated. Any patents obtained may provide limited or no competitive advantage to us. It is also possible that another party could obtain patents that block our use of some, or all, of our products and services. If that occurred, we would need to obtain a license from the patent holder or design around their patent. The patent holder may or may not choose to make a license available to us at all or on acceptable terms. Similarly, it may not be possible to design around such a blocking patent.

     In general, there can be no assurance that our efforts to protect our intellectual property rights through patent, copyright, trade secret and trademark laws will be effective to prevent misappropriation of our technology, or to prevent the development and design by others of products or technologies similar to or competitive with those developed by us. We frequently license the source code of our products and the source code results of our services to customers. There can be no assurance that customers with access to our source code will comply with the license terms or that we will discover any violations of the license terms or, in the event of discovery of violations, that we will be able to successfully enforce the license terms and/or recover the economic value lost from such violations. To license many of our software products, we rely in part on "shrinkwrap" and "clickwrap" licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of certain jurisdictions. As with other software products, our products are susceptible to unauthorized copying and uses that may go undetected, and policing such unauthorized use is difficult.

     A significant portion of our marks include the word "BSQUARE" or the preface "b." Other companies use forms of "BSQUARE" or the preface "b" in their marks alone or in combination with other words, and we cannot prevent all such third-party uses. We license certain trademark rights to third parties. Such licensees may not abide by compliance and quality control guidelines with respect to such trademark rights and may take actions that would harm our business.

     The computer software market is characterized by frequent and substantial intellectual property litigation, which is often complex and expensive, and involves a significant diversion of resources and uncertainty of outcome. Litigation may be necessary in the future to enforce our intellectual property or to defend against a claim of infringement or invalidity. Litigation could result in substantial costs and the diversion of resources and could harm our business and operating results.

THIRD PARTIES COULD ASSERT THAT OUR SOFTWARE PRODUCTS AND SERVICES INFRINGE THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD EXPOSE US TO ADDITIONAL COSTS AND LITIGATION.

     Third parties may claim that our current or future software products and services infringe their proprietary rights, and these claims, regardless of their merit, could increase our costs and harm our business. We have not conducted patent searches to determine whether the technology used in our products infringes patents held by third parties. In addition, it is difficult to determine whether our software products and services infringe third-party intellectual property rights, particularly in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. If we were to discover that one of our software products violated a third party's proprietary rights, we may not be able to obtain a license on commercially reasonable terms, or at all, to continue offering that software product. Moreover, any indemnification we obtain against claims that the technology we license from third parties infringes the proprietary rights of others may not always be available or may be limited in scope or amount. Even if we receive broad third-party indemnification, these indemnitors may not have the financial capability to indemnify us in the event of infringement. In addition, in some circumstances we could be required to indemnify our customers for claims made against them that are based on our solutions.

     There can be no assurance that infringement or invalidity claims related to the software products and services we provide or arising from the incorporation by us of third-party technology, and claims for indemnification from our customers resulting from such claims, will not be asserted or prosecuted against us. We expect that software product developers will be increasingly subject to infringement claims as the number of products and competitors in the software industry grows and the functionality of products in different industry segments overlaps. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential product redevelopment costs and delays.

IF WE DO NOT RESPOND ON A TIMELY BASIS TO TECHNOLOGICAL ADVANCES AND EVOLVING INDUSTRY STANDARDS, OUR FUTURE PRODUCT SALES COULD BE NEGATIVELY IMPACTED.

     The market for Windows CE-based software products and services is new and evolving. As a result, the life cycles of our products are difficult to estimate. To be successful, we must continue to enhance our current product line and develop new products. We have experienced delays in enhancements and new product release dates in the past and may be unable to introduce enhancements or new products successfully or in a timely manner in the future. Our business may be harmed if we must delay releases of our products and product enhancements or if these products and product enhancements fail to achieve market acceptance when released. In addition, our customers may defer or forego purchases of our products if we, Microsoft, our competitors or major hardware, systems or software vendors introduce or announce new products or product enhancements. Such deferrals or failures to purchase would decrease our revenue.

OUR FIVE-YEAR OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR FUTURE PROSPECTS, AND WE CANNOT ASSURE YOU THAT OUR REVENUE GROWTH RATE WILL NOT DECLINE OR THAT WE WILL BE ABLE TO SUSTAIN OR INCREASE OUR PROFITABILITY.

     We were founded in July 1994, generated our first revenue in October 1994 and shipped our first product in November 1996. Accordingly, we have a limited operating history and you should not rely on our past results to predict our future performance. The rate of growth of our revenue over the prior year was 245% from 1996 to 1997 and 71% from 1997 to 1998. The rate of growth of our revenue over prior periods may continue to decline. We anticipate that our expenses will increase substantially in the foreseeable future as we continue to develop our technology and expand our product and service offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. If we fail to increase our revenue to keep pace with our expenses, we may experience losses.

IF WE ARE UNABLE TO MANAGE OUR GROWTH OUR BUSINESS WILL SUFFER.

     Our rapid growth has placed, and is expected to continue to place, a significant strain on our managerial, technical, operational and financial resources. From August 1996 to July 1999, we grew from 21 employees to 348 employees, and we expect this rapid growth to continue for the foreseeable future. To manage our growth, we must implement additional management information systems, further develop our operational, administrative and financial systems and expand, train and manage our work force. We will also need to manage an increasing number of complex relationships with customers, marketing partners and other third parties. We cannot guarantee that our systems, procedures or controls will be adequate to support our current or future operations or that our management will be able to effectively manage our expansion. Our failure to do so could seriously harm our ability to deliver products and services in a timely fashion, fulfill existing customer commitments and attract and retain new customers.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO GREATER INTELLECTUAL PROPERTY, MANAGEMENT, COLLECTIONS, REGULATORY AND OTHER RISKS.

     In late 1998 we opened offices in Munich, Germany and Tokyo, Japan. For the six months ended June 30, 1999, less than 1% of our total revenue was generated by our international offices. Our international operations expose us to a number of risks, including the following:

     - greater difficulty in protecting intellectual property due to less stringent foreign intellectual property laws and enforcement policies;

     - greater difficulty in managing foreign operations due to the lack of proximity between our home office and our foreign operations;

     - longer collection cycles in Japan than we typically experience in the U.S.;

     - unfavorable changes in regulatory practices and tariffs;

     - adverse changes in tax laws;

     - seasonal European sales declines in the summer months;

     - the impact of fluctuating exchange rates between the U.S. dollar and foreign currencies; and

     - general economic and political conditions in Asian and European markets.

     These risks could have a material adverse effect on the financial and managerial resources required to operate our foreign offices, as well as on our future international revenue, which could harm our business.

IF WE CONDUCT FUTURE ACQUISITIONS, THEY COULD PROVE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE SHAREHOLDER VALUE AND ADVERSELY AFFECT OUR OPERATING RESULTS.

     Although we currently have no specific understandings, commitments or agreements for any acquisition, we may make investments in complementary companies, services and technologies in the future. We have not made any material acquisitions or investments to date, and therefore our ability as an organization to conduct acquisitions or investments is unproven. If we fail to properly evaluate and execute acquisitions and investments, they may seriously harm our business and prospects. To successfully complete an acquisition, we must properly evaluate the technology, accurately forecast the financial impact of the transaction, including accounting charges and transaction expenses, integrate and retain personnel, combine potentially different corporate cultures and effectively integrate products and research and development, sales, marketing and support operations. Our non-compete provision with Microsoft could impede our acquisition of companies or technologies that compete with the Windows CE operating system or related products. If we fail to do any of these, we may suffer losses or our management may be distracted from our day-to-day operations. In addition, if we conduct acquisitions using debt or equity securities, existing shareholders may be diluted, which could affect the market price of our stock.

IF WE ARE UNABLE TO LICENSE KEY SOFTWARE FROM THIRD PARTIES OUR BUSINESS COULD BE HARMED.

     We often integrate third-party software with our internally developed software to provide software products and services for our OEM customers. If our relationships with our third-party vendors were to deteriorate, we might be unable to obtain licenses on commercially reasonable terms, if at all, for newer versions of their software required to maintain compatibility. In the event that we are unable to obtain additional licenses, we would be required to develop this technology internally, which could delay or limit our ability to introduce enhancements or new products or to continue to sell existing products.

OUR SOFTWARE PRODUCTS OR THE THIRD-PARTY HARDWARE OR SOFTWARE INTEGRATED WITH OUR SOFTWARE PRODUCTS AND SERVICES MAY SUFFER FROM DEFECTS OR ERRORS THAT COULD IMPAIR OUR ABILITY TO SELL OUR SOFTWARE PRODUCTS AND SERVICES.

     Software and hardware components as complex as those needed for ICDs frequently contain errors or defects, especially when first introduced or when new versions are released. We have had to delay commercial release of certain versions of our software products until software problems were corrected, and in some cases have provided product enhancements to correct errors in released products. Some of our contracts require us to repair or replace products that fail to work. To the extent that we repair or replace products our expenses may increase resulting in a decline in our gross margins. In addition, it is possible that by the time defects are fixed the market opportunity may have been missed which may result in lost revenue. Moreover, errors that are discovered after commercial release could result in loss of revenue or delay in market acceptance, diversion of development resources, damage to our reputation or increased service and warranty costs, all of which could harm our business.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS THAT COULD RESULT IN SIGNIFICANT COSTS.

     Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that these provisions may be ineffective under the laws of certain jurisdictions. Although we have not experienced any product liability claims to date, the sale and support of our software products and services entail the risk of such claims and we may be subject to such claims in the future. A product liability claim brought against us, whether successful or not, could harm our business and operating results.

THE LENGTHY SALES CYCLE OF OUR PRODUCTS AND SERVICES MAKES OUR REVENUE SUSCEPTIBLE TO FLUCTUATIONS.

     Our sales cycle is typically three to six months because the expense and complexity of our products and services generally require a lengthy customer approval process, and may be subject to a number of significant risks over which we have little or no control, including:

     - customers' budgetary constraints and internal acceptance review procedures;

     - the timing of budget cycles; and

     - the timing of customers' competitive evaluation processes.

In addition, to successfully sell our products and services, we frequently must educate our potential customers about the full benefits of our products and services, which can require significant time. If our sales cycle lengthens unexpectedly, it could adversely affect the timing of our revenue which could cause our quarterly results to fluctuate.

A SMALL NUMBER OF OUR EXISTING SHAREHOLDERS CAN EXERT CONTROL OVER US.

     After this offering, our executive officers, directors and principal shareholders holding more than 5% of our common stock, consisting of nine persons and the several entities affiliated with such persons, will together control approximately 82% of our outstanding common stock. As a result, these shareholders, if they act together, will be able to control our management and affairs of the company and all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of us and might affect the market price of our common stock.

IT MIGHT BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US EVEN IF DOING SO WOULD BE BENEFICIAL TO OUR SHAREHOLDERS.

     Certain provisions of our amended and restated articles of incorporation, bylaws and Washington law may discourage, delay or prevent a change in the control of us or a change in our management even if doing so would be beneficial to our shareholders. Our board of directors has the authority under our amended and restated articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily with terms calculated to delay or prevent a change in control of our company or make removal of our management more difficult. In addition, as of the first annual meeting of shareholders following the closing of this offering, our board of directors will be divided into three classes. The directors in each class will serve for three-year terms, one class being elected each year by our shareholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of our company because it generally makes it more difficult for shareholders to replace a majority of our directors.

     In addition, Chapter 19 of the Washington Business Corporation Act generally prohibits a "target corporation" from engaging in certain significant business transactions with a defined "acquiring person" for a period of five years after the acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition. This provision may have the effect of delaying, deterring or preventing a change in control of our company. The existence of these antitakeover provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

WE WILL HAVE BROAD DISCRETION IN THE USE OF THE PROCEEDS OF THIS OFFERING. OUR FAILURE TO APPLY SUCH FUNDS EFFECTIVELY COULD HARM OUR BUSINESS.

     We have not designated any specific use for a substantial portion of the net proceeds from this offering. We intend to use the net proceeds primarily for general corporate purposes, including working capital and relocation expenses. Management will have significant flexibility in applying the net proceeds of the offering. Our failure to apply such funds effectively could harm our business.

THE SUBSTANTIAL NUMBER OF SHARES THAT WILL BE ELIGIBLE FOR SALE IN THE FUTURE MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     Sales of a substantial number of shares of our common stock in the public market following this offering could adversely affect the market price of the common stock. As additional shares of our common stock become available for resale in the public market, the supply of our common stock will increase which could decrease the price. The number of shares of common stock available for sale in the public market is limited by restrictions under the federal securities laws and under agreements some of our shareholders, directors and employees have entered into with the underwriters. The following table shows the timing of when shares outstanding on August 31, 1999 may be eligible for resale in the public market after this offering:


DAYS AFTER DATE OF THIS PROSPECTUS  SHARES FIRST ELIGIBLE FOR RESALE                COMMENT
----------------------------------  --------------------------------    -------------------------------
- Upon effectiveness............                4,000,000               - Freely tradable shares sold
                                                                          in this offering
- Upon filing of Form S-8
  registration statement
  immediately after effectiveness
  of this offering..............                   63,702               - Outstanding shares registered
                                                                          on Form S-8 and not locked up
- 90 days.......................                   47,200               - Shares eligible for sale
                                                                          under Rules 144 and 701 and
                                                                          not previously registered on
                                                                          Form S-8 or locked up
- 181 days......................               28,085,754               - Freely tradable upon
                                                                          expiration of lock-up
                                                                          agreements


NEW INVESTORS WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

     Investors in our common stock in this offering will experience immediate and substantial dilution in the net tangible book value of their shares. Assuming an initial public offering price of $13.00 per share, dilution to new investors would be $10.50 per share. Additional dilution will occur upon exercise of outstanding stock options.

YEAR 2000 ISSUES MAY NEGATIVELY IMPACT OUR BUSINESS.

     Many computer systems are not currently capable of distinguishing 21st century dates from 20th century dates. As a result, beginning on January 1, 2000, computer systems and software used by many companies and organizations in a wide variety of industries, including technology, transportation, utilities, finance and telecommunications, will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. Significant uncertainty exists in the software industry and other industries concerning the scope and magnitude of problems associated with the century change.

     We may discover that some or all of our software products are not "Year 2000 compliant" -- that is, they are not capable of adequately distinguishing 21st century dates from 20th century dates. In the majority of our software licenses, we have warranted that dates on or after January 1, 2000 will not adversely affect the performance of our products. In addition, our software is generally integrated into customer products involving sophisticated hardware and complex software products. If this third-party equipment or our own products do not operate properly with respect to the Year 2000, we may face claims or incur unexpected expenses to remedy any resulting problems. The costs of defending and resolving Year 2000-related disputes, regardless of the merits of such disputes, and any liability we may have for Year 2000-related damages, including consequential damages, could adversely affect our operating results. Moreover, if third parties cannot provide us with products, services or systems that meet the Year 2000 requirements on a timely basis, our business could be harmed.

     Further, many of our computer systems are connected to Microsoft's computer systems, and we depend on this connectivity to communicate and transact business with Microsoft on various levels. Any failure of this connectivity or of Microsoft's computers to be Year 2000 compliant may disrupt our communications with Microsoft and interfere with our ability to transact business.

     In addition, we believe that the purchasing patterns of our customers and potential customers may be affected by Year 2000 issues as companies expend significant resources to correct or upgrade their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products and services such as those we offer. To the extent Year 2000 issues cause a significant delay in, or cancellation of, decisions to purchase our products or services, our business would be harmed. If we fail to identify and remediate all significant Year 2000 problems on a timely basis, our business could be harmed. Remediation efforts may involve significant time and expense, and unremediated problems could harm our business. For a more detailed description of our Year 2000 preparedness, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance" on page 29.

                           FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology. These statements involve known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors," that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                USE OF PROCEEDS

     We expect to receive approximately $47.4 million in net proceeds from the sale of the shares of common stock in this offering, assuming the initial public offering price is $13.00 per share. If the underwriters exercise their over-allotment option to purchase additional shares, we will not receive any proceeds from this purchase because all of these shares are being sold by six of our shareholders.

     The principal purposes of this offering are to create a public market for our stock and to raise working capital. We plan to use approximately $4.0 million of the net proceeds for capital equipment purchases associated with our planned relocation of our principal administrative, sales, marketing, support and research and development facilities in October 1999. We have no specific uses planned for the remainder of the net proceeds other than for general corporate purposes. Pending such uses, we intend to invest the net proceeds of this offering in investment grade, interest-bearing securities. We may use a portion of the net proceeds to acquire additional businesses, products and technologies or to establish joint ventures that we believe will complement our current or future business. However, we have no specific plans, agreements or commitments to do so, and are not currently engaged in any negotiations for any such acquisition or joint venture.

                                DIVIDEND POLICY

     We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our current credit facility prohibit us from paying dividends without our lender's consent.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 1999 on the following three bases:

     - on an actual basis;

     - on a pro forma basis after giving effect to the issuance of 1,518,378 shares of common stock to Vulcan Ventures in September 1999 and the conversion of 8,333,333 outstanding shares of mandatorily redeemable convertible preferred stock into shares of common stock; and

     - on a pro forma as adjusted basis after giving effect to our receipt of the net proceeds from the sale of 4,000,000 shares of common stock at an assumed offering price of $13.00 per share in this offering.

     The outstanding share information excludes 2,996,562 shares of common stock that are reserved for issuance upon exercise of stock options under our stock option plan outstanding as of June 30, 1999 at a weighted average exercise price of $0.73 per share.

     The capitalization information set forth in the table below is qualified by and should be read in conjunction with the more detailed consolidated financial statements and related notes appearing elsewhere in this prospectus.

                                                                  JUNE 30, 1999 (UNAUDITED)
                                                             -----------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                             -------    ---------    -----------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term obligations, net of current portion..............  $   210     $   210       $   210
Mandatorily redeemable convertible preferred stock, no par
  value: 10,000,000 shares authorized, 8,333,333 shares
  issued and outstanding, actual; 10,000,000 shares
  authorized, no shares issued and outstanding, pro forma
  and pro forma as adjusted................................   14,475          --            --
Shareholders' equity:
  Common stock, no par value: 50,000,000 authorized,
     18,225,205 shares issued and outstanding, actual;
     50,000,000 authorized, 28,076,916 outstanding, pro
     forma; 50,000,000 authorized, 32,076,916 shares issued
     and outstanding, pro forma as adjusted................    3,209      36,386        83,746
  Deferred stock option compensation.......................   (1,157)     (1,157)       (1,157)
  Stock subscription.......................................      (29)        (29)          (29)
  Cumulative foreign currency translation adjustment.......      (61)        (61)          (61)
  Retained earnings (accumulated deficit)..................   (2,217)     (2,217)       (2,217)
                                                             -------     -------       -------
          Total shareholders' equity (deficit).............     (255)     32,922        80,282
                                                             -------     -------       -------
               Total capitalization........................  $14,430     $33,132       $80,492
                                                             =======     =======       =======

                                    DILUTION

     If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate net tangible book value by dividing the net tangible book value, which equals total assets less intangible assets and total liabilities, by the number of outstanding shares of common stock.

     At June 30, 1999, our pro forma net tangible book value, after giving effect to the issuance of 1,518,378 shares of common stock to Vulcan Ventures in September 1999 and the automatic conversion of all outstanding shares of mandatorily redeemable convertible preferred stock into 8,333,333 shares of common stock upon the closing of this offering, was $32.9 million, or $1.17 per share of common stock. After giving effect to the sale of the 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, less estimated underwriting discounts and commissions and estimated expenses we expect to pay in connection with this offering, our pro forma as adjusted net tangible book value at June 30, 1999 would be $80.3 million, or $2.50 per share. This represents an immediate increase in the pro forma as adjusted net tangible book value of $1.33 per share to existing shareholders and an immediate dilution of $10.50 per share to new investors or approximately 81% of the assumed offering price of $13.00 per share.

     The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share.............           $13.00
                                                                       ------
Pro forma net tangible book value per share at June 30,
  1999......................................................  $1.17
Increase per share attributable to new investors............   1.33
                                                              -----
Pro forma as adjusted net tangible book value per share
  after this offering.......................................             2.50
                                                                       ------
Dilution per share to new investors.........................           $10.50
                                                                       ======

     The following table shows on a pro forma as adjusted basis at June 30, 1999, after giving effect to the sale of 1,518,378 shares of common stock to Vulcan Ventures in September 1999 and the automatic conversion of all outstanding shares of mandatorily redeemable convertible preferred stock into shares of common stock upon the closing of this offering, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing shareholders and by new investors purchasing common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses, at an assumed public offering price of $13.00 per share:

                                       SHARES PURCHASED        TOTAL CONSIDERATION
                                     ---------------------    ----------------------    AVERAGE PRICE
                                       NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                     ----------    -------    -----------    -------    -------------
Existing shareholders..............  28,076,916     87.5%     $33,705,000     39.3%        $ 1.20
New investors......................   4,000,000     12.5       52,000,000     60.7         $13.00
                                     ----------     ----      -----------     ----
          Total....................  32,076,916      100%     $85,705,000      100%
                                     ==========     ====      ===========     ====

     The above computations assume no exercise of options after June 30, 1999. The number of shares outstanding at June 30, 1999 excludes 2,996,562 shares of common stock issuable upon exercise of options outstanding as of June 30, 1999 having a weighted average exercise price of $0.73 per share. To the extent that any shares are issued upon exercise of options, there will be further dilution to new investors. To the extent the option holders exercise these outstanding options, or any options we grant in the future, there will be further dilution to new investors. For a more detailed discussion of our stock plans and outstanding options to purchase common stock, see Notes 7 and 8 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data as of and for the years ended December 31, 1996, 1997 and 1998 are derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The consolidated financial data as of and for the periods ending December 31, 1994 and 1995 are derived from unaudited financial statements. The consolidated financial data as of and for the six months ended June 30, 1998 and 1999 are derived from unaudited financial statements included elsewhere in this prospectus. We have prepared this unaudited information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results. When you read this selected consolidated financial data, it is important that you also read the historical consolidated financial statements and related notes included in this prospectus, as well as the section of this prospectus related to "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of our future results.

                                                     PERIOD FROM
                                                      INCEPTION                                                 SIX MONTHS ENDED
                                                     (JULY 15) TO            YEAR ENDED DECEMBER 31,                JUNE 30,
                                                     DECEMBER 31,   -----------------------------------------   -----------------
                                                         1994          1995        1996      1997      1998      1998      1999
                                                     ------------   -----------   -------   -------   -------   -------   -------
                                                     (UNAUDITED)    (UNAUDITED)                                    (UNAUDITED)
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue............................................    $   151        $ 1,573     $ 4,179   $14,405   $24,612   $10,802   $18,543
Cost of revenue....................................         83            795       1,404     5,644    11,301     5,028     8,899
                                                       -------        -------     -------   -------   -------   -------   -------
Gross profit.......................................         68            778       2,775     8,761    13,311     5,774     9,644
Operating expenses
  Research and development.........................         --             --         205     1,391     3,671     1,452     2,960
  Selling, general and administrative..............          4             86         606     2,806     6,470     2,618     5,236
                                                       -------        -------     -------   -------   -------   -------   -------
        Total operating expenses...................          4             86         811     4,197    10,141     4,070     8,196
                                                       -------        -------     -------   -------   -------   -------   -------
Income from operations.............................         64            692       1,964     4,564     3,170     1,704     1,448
Interest income (expense), net.....................         --              1           7       (12)      319       179       130
                                                       -------        -------     -------   -------   -------   -------   -------
Income before income taxes.........................         64            693       1,971     4,552     3,489     1,883     1,578
Provision for income taxes.........................         --             --          --       746     1,189       666       712
                                                       -------        -------     -------   -------   -------   -------   -------
Net income.........................................    $    64        $   693     $ 1,971   $ 3,806   $ 2,300   $ 1,217   $   866
                                                       =======        =======     =======   =======   =======   =======   =======
Basic earnings per share(1)........................    $    --        $  0.03     $  0.09   $  0.18   $  0.12   $  0.06   $  0.04
                                                       =======        =======     =======   =======   =======   =======   =======
Shares used to compute basic earnings per
  share(1).........................................     21,000         21,000      22,106    21,400    18,372    18,615    18,206
                                                       =======        =======     =======   =======   =======   =======   =======
Pro forma basic earnings per share(2)..............                                                   $  0.09             $  0.03
                                                                                                      =======             =======
Shares used to compute pro forma basic earnings per
  share(2).........................................                                                    26,021              26,539
                                                                                                      =======             =======

                                                                   DECEMBER 31,                                JUNE 30, 1999
                                           -------------------------------------------------------------   ----------------------
                                              1994          1995        1996      1997         1998        ACTUAL    PRO FORMA(3)
                                           -----------   -----------   -------   -------   -------------   -------   ------------
                                           (UNAUDITED)   (UNAUDITED)                                            (UNAUDITED)
                                                                               (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments............................    $    61     $       103   $   187   $ 2,286      $ 6,906      $ 9,284     $27,986
Working capital..........................         65             236       658     2,918       10,280       10,675      29,377
Total assets.............................         96             514     1,057     6,453       16,158       18,749      37,451
Long-term obligations, net of current
  portion................................         --              --        --     1,743          289          210         210
Mandatorily redeemable convertible
  preferred stock........................         --              --        --        --       14,417       14,475          --
Shareholders' equity (deficit)...........         66             261       924     2,330       (1,298)        (255)     32,922

---------------
(1) See Note 12 to the Consolidated Financial Statements for a reconciliation of the numerators and denominators used in computing basic and diluted earnings per share.

(2) Shares used to compute pro forma basic earnings per share is defined as the weighted average number of shares of common stock outstanding for the period plus the weighted average number of shares of common stock resulting from the assumed conversion of all outstanding shares of the mandatorily redeemable convertible preferred stock as if converted on date of issuance.

(3) Gives effect to the issuance of 1,518,378 shares of common stock to Vulcan Ventures in September 1999 and the conversion of all outstanding preferred stock into common stock upon completion of this offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We generate revenue in three distinct ways:

     - we provide software code-writing and related engineering services to Microsoft and semiconductor vendors to adapt Windows CE to different microprocessors and to enhance Windows CE's user-specific features and functions;

     - we offer a comprehensive set of software products and services, or "integration tool kits," that help OEMs integrate Windows CE into their ICDs; and

     - we license a wide range of Windows CE-based software applications both to OEMs and ICD consumers to provide additional functions to Windows CE-based ICDs, such as printing and faxing capabilities.

     Our revenue totaled $14.4 million in 1997, $24.6 million in 1998 and $18.5 million for the six months ended June 30, 1999. We generated net income of $3.8 million in 1997, $2.3 million in 1998 and $866,000 for the six months ended June 30, 1999.

     We began operations in July 1994, generated our first revenue in October 1994 and shipped our first product in November 1996. Through late 1997, we provided software services directly to semiconductor vendors. In late 1997, Microsoft decided to contract with us to provide our services to the semiconductor customers with whom we had previously contracted directly. As a result, we began to experience a shift from providing services directly to semiconductor vendors to contracting directly with Microsoft for the benefit of these companies. This shift was completed in the second quarter of 1998.

     In 1997 we began research and development activities in connection with our software applications. These activities produced software applications such as our CE Xpress Adaptation kits, part of our ICD integration tool kits, for use by OEMs to integrate Windows CE into their ICDs. These activities also produced software applications such as bFAX and bPRINT for use by consumers on their handheld devices. We also hired personnel to build our human resource, finance, legal and administrative infrastructure. In early 1998, we accelerated our investments in research and development, marketing and domestic and international sales channels. Since March 1998, we have:

     - hired more than 165 employees;

     - provided software products and services for the development of more than 30 different ICDs;

     - established direct sales offices in Germany and Japan; and

     - released more than 20 localized versions of our products in German, Spanish, French, Italian, Japanese, Portugese and International English.

     Beginning in early 1999, we expanded our marketing and sales force to penetrate the growing market for our products and services. These investments have significantly increased our operating expenses, contributing to reduced profitability compared to 1997. We anticipate that our operating expenses will increase substantially for the foreseeable future as we expand our product development, sales and marketing and professional services staff. If we fail to increase our revenue to keep pace with these increased expenses, we may experience quarterly losses.

     To date, we have derived substantially all of our revenue from the provision of services to Microsoft, semiconductor vendors and OEMs. We also generate product revenue from software sales and royalty licenses. We perform our services under both time-and-materials contracts and fixed-fee contracts. We also receive a small portion of service revenue from the provision of contract support services upon the purchase of our software products. We sell our packaged software products through standard retail channels, our direct sales force and through indirect channels, such as resellers. In addition, we receive royalty payments from OEMs related to the bundling of our software on their ICDs and, more recently, from the license to them of software products contained in our ICD integration tool kits.

     We recognize revenue on the following bases:

     - Time-and-materials consulting contracts. We recognize service revenue performed under time-and-materials consulting contracts as the services are rendered. Under our master agreement with Microsoft, we bill Microsoft on a time-and-materials basis, although each project work plan has a maximum dollar cap. We recognize the revenue generated under this master agreement as the services are rendered.

     - Fixed-fee consulting contracts. Service revenue from fixed-fee contracts is recognized on the percentage-of-completion method, measured by the ratio of the cost incurred to date to the estimated total cost for the contract. This method is used because we consider expended costs to be the best available measure of contract performance. Contract costs include all direct labor, material and any other costs related to contract performance. Selling, general and administrative costs are expensed as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability may result in revisions in the estimate of total costs. Any required adjustments due to these changes are recognized in the period in which such revisions are determined.

     - Product revenue. Product revenue, including advanced production royalty payments, is generally recognized when a customer license agreement has been executed, the software has been shipped, remaining obligations are insignificant and collection of the resulting account receivable is probable. We recognize license royalty income as reported by the reseller when it ships its product to distributors.


MICROSOFT MASTER DEVELOPMENT AND LICENSE AGREEMENT



     In 1997 and 1998 and for the six months ended June 30, 1999, 39%, 79% and 87% of our revenue, respectively, was generated under our master development and license agreement with Microsoft. The master agreement, the current renewable term of which concludes in July 2000, includes a number of project-specific work plans. As described above, we bill Microsoft on a time-and-materials basis, although each project has a maximum dollar cap, and recognize revenue generated under the master agreement as the services are rendered. The master agreement and each of the individual work plans may be modified or terminated by Microsoft at any time. The average budget of our current work plans under the master agreement is approximately $1,650,000. While we anticipate that our relationship with Microsoft will remain strong, we are unable to predict the magnitude and number of future projects for Microsoft.



     In addition, under a non-competition provision contained in the master agreement, we must obtain written permission from Microsoft in order to design or develop products, or provide services in connection with products, which compete with Windows CE or related products in existence as of October 1, 1998 or which Microsoft is developing or intends to develop or acquire.



RECENT DEVELOPMENTS



     Total revenue increased 53% from $6.6 million for the three months ended September 30, 1998 to $10.0 million for the three months ended September 30, 1999 and increased 64% from $17.4 million for the nine months ended September 30, 1998 to $28.6 million for the nine months ended September 30, 1999. Net income decreased 67% to $262,000 for the three months ended September 30, 1999 from $802,000 for the three months ended September 30, 1998. For the nine months ended September 30, 1999, net income decreased 44% to $1.1 million from $2.0 million for the same period in 1998. The decrease in net income in the 1999 periods over the 1998 periods was due to increased investment in product development activities and expansion of our sales, marketing and administrative staffs, as well as operating expenses associated with our international offices.

HISTORICAL RESULTS OF OPERATIONS

     The following table presents certain financial data as a percentage of total revenue for the years ended December 31, 1996, 1997 and 1998 and for the six months ended June 30, 1998 and 1999. Our historical operating results are not necessarily indicative of the results for any future period.

                                                         AS A PERCENTAGE OF TOTAL REVENUE
                                                     -----------------------------------------
                                                                                  SIX MONTHS
                                                     YEAR ENDED DECEMBER 31,    ENDED JUNE 30,
                                                     -----------------------    --------------
                                                     1996     1997     1998     1998     1999
                                                     -----    -----    -----    -----    -----
                                                                                 (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA
  Revenue:
     Service.......................................    100%      97%      95%      94%      96%
     Product.......................................     --        3        5        6        4
                                                     -----    -----    -----    -----    -----
          Total revenue............................    100      100      100      100      100
                                                     -----    -----    -----    -----    -----
  Cost of revenue:
     Service.......................................     34       39       46       46       47
     Product.......................................     --       --       --        1        1
                                                     -----    -----    -----    -----    -----
          Total cost of revenue....................     34       39       46       47       48
                                                     -----    -----    -----    -----    -----
  Gross margin.....................................     66       61       54       53       52
  Operating expenses:
     Research and development......................      5       10       15       13       16
     Selling, general and administrative...........     14       20       26       24       28
                                                     -----    -----    -----    -----    -----
          Total operating expenses.................     19       30       41       37       44
                                                     -----    -----    -----    -----    -----
  Income from operations...........................     47       31       13       16        8
  Interest income, net.............................     --       --        1        1        1
                                                     -----    -----    -----    -----    -----
  Income before income taxes.......................     47       31       14       17        9
  Provision for income taxes.......................     --        5        5        6        4
                                                     -----    -----    -----    -----    -----
  Net income.......................................     47%      26%       9%      11%       5%
                                                     =====    =====    =====    =====    =====

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1998 AND 1999

  Revenue

     Revenue consists of service and product revenue, which includes software license fees and royalties. Total revenue increased 72% from $10.8 million for the six months ended June 30, 1998 to $18.5 million for the six months ended June 30, 1999. Microsoft accounted for 73% and 87% of total revenue for the six months ended June 30, 1998 and 1999, respectively. This increase was the result of the completion of the shift from providing services directly to semiconductor vendors to providing such services to Microsoft for the benefit of such vendors. We anticipate that we will continue to receive a substantial portion of our revenue from the provision of services to Microsoft. Revenue outside of the U.S. totaled $545,000 for the six months ended June 30, 1998 and $271,000 for the six months ended June 30, 1999. The decrease in international revenue resulted primarily from the shift from working directly with international semiconductor vendors to working directly with Microsoft on behalf of those customers.

     Service revenue. Service revenue increased by 75% from $10.2 million for the six months ended June 30, 1998 to $17.8 million for the six months ended June 30, 1999. This increase was due to an increase in the number and size of consulting service projects. As a percentage of total revenue, service revenue did not increase materially.

     Product revenue. Product revenue increased 12% from $621,000 for the six months ended June 30, 1998 to $695,000 for the six months ended June 30, 1999. This increase resulted primarily from an increase in sales of pre-packaged application products including the newly introduced CEValidator quality assurance test suite. As a percentage of total revenue, product revenue did not change materially.

  Cost of Revenue

     Cost of service revenue. Cost of service revenue consists primarily of salaries and benefits for software developers and quality assurance personnel, plus an allocation of facilities and depreciation costs. Cost of service revenue increased 79% from $4.9 million for the six months ended June 30, 1998 to $8.8 million for the six months ended June 30, 1999. The increase in absolute dollars resulted primarily from the hiring and training of additional employees to support an increased number of projects. At June 30, 1998 and 1999, we had 135 and 212 employees, respectively, engaged in engineering consulting. Cost of service revenue as a percentage of related service revenue was 48% for the six months ended June 30, 1998 and 49% for the six months ended June 30, 1999. The increase in cost of service revenue as a percentage of the related service revenue in the first half of 1999 was primarily the result of an increase in software engineering salaries due to competitive employee recruiting and retention pressures in the greater-Seattle area.

     Cost of product revenue. Cost of product revenue consists of license fees and royalties for third-party software, product media, product duplication and manuals. Cost of product revenue decreased from $121,000 for the six months ended June 30, 1998 to $108,000 for the six months ended June 30, 1999.

  Operating Expenses

     Research and development. Research and development expenses consist primarily of salaries and benefits for software developers, quality assurance personnel, program managers and an allocation of our facilities and depreciation costs. Research and development expenses increased 104% from $1.5 million for the six months ended June 30, 1998 to $3.0 million for the six months ended June 30, 1999. This increase resulted from an increase in the number of software developers and quality assurance personnel to expand our product offerings and to support development and testing activities. Research and development expenses represented 13% of our total revenue for the six months ended June 30, 1998 and 16% for the six months ended June 30, 1999. The increase in research and development expenses as a percentage of total revenue primarily reflects the more rapid increase of our investment in product development activities as compared to the growth in revenue during this period. We anticipate that research and development expenses will continue to increase in absolute dollars in future periods.

     Selling, general and administrative. Selling expenses are comprised of salaries and benefits earned by sales and marketing personnel, travel expenses, corporate advertising and promotional expenses, plus an allocation of facilities and depreciation costs. General and administrative expenses consist primarily of salaries, benefits and related costs for our executive, finance, legal, administrative and information services personnel and professional service fees.

     Selling expenses increased 68% from $967,000 for the six months ended June 30, 1998 to $1.6 million for the six months ended June 30, 1999. This increase resulted primarily from our continued investment in sales and marketing infrastructure, both domestically and internationally, which included significant personnel-related expenses, travel expenses and related facility and equipment costs, as well as increased marketing activities, including trade shows, public relations and other promotional expenses. Selling expenses represented 9% of our total revenue for the six months ended June 30, 1998 and June 30, 1999. We anticipate that sales and marketing expenses will increase in absolute dollars in future periods as we expand our sales and marketing staff both domestically and internationally.

     General and administrative expenses increased 119% from $1.7 million for the six months ended June 30, 1998 to $3.6 million for the six months ended June 30, 1999. General and administrative expenses represented 15% of our total revenue for the six months ended June 30, 1998 and 19% for the six months ended June 30, 1999. This increase in absolute dollars and as a percentage of total revenue resulted primarily from the addition of executive, finance and administrative personnel to support the growth of our business as well as personnel and facility costs associated with our international offices. Our general and administrative expenses have increased and we anticipate they will continue to increase in absolute dollars as we expand our administrative staff and incur expenses associated with becoming a public company.

     Interest income (expense), net. Interest income (expense), net consists of earnings on our cash, cash equivalents and short-term investment balances offset by interest expense associated with debt obligations. Interest income (expense), net was $179,000 for the six months ended June 30, 1998 and $130,000 for the six months ended June 30, 1999. The decrease resulted from an increase in interest expense on our long-term obligations.

     Income taxes. Our provision for federal, state and international income taxes was $666,000 for the six months ended June 30, 1998 as compared to $712,000 for the six months ended June 30, 1999, yielding effective rates of 35.4% in 1998 and 45.1% in 1999. The increase in the effective rate was due to the effect of the non-deductibility of losses from our international operations.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

  Revenue

     Total revenue increased 245% from $4.2 million in 1996 to $14.4 million in 1997, and an additional 71% to $24.6 million in 1998. Microsoft accounted for 5%, 39% and 79% of total revenue in 1996, 1997 and 1998, respectively. Revenue outside of North America totaled $1.8 million in 1996, $4.3 million in 1997 and $954,000 in 1998. The decreases in international revenue from 1996 to 1998 and the increases in Microsoft revenue resulted from the shift from working directly with semiconductor vendors to working with Microsoft for the benefit of those customers during this period.

     Service revenue. Service revenue increased 236% from $4.2 million in 1996 to $14.0 million in 1997, and an additional 67% to $23.4 million in 1998. The increases in service revenue for all periods were due to the increasing number and size of service projects and related hiring of engineering personnel to fulfill project requirements.

     Product revenue. Product revenue increased from zero in 1996 to $384,000 in 1997, and an additional 217% to $1.2 million in 1998. The increases in product revenue from 1996 to 1997 resulted primarily from an increase in the volume of our software applications bundled on handheld PCs. The increases in product revenue from 1997 to 1998 resulted from the expansion of product offerings from software applications for handheld PCs to ICD integration tool kits.

  Cost of Revenue

     Cost of service revenue. Cost of service revenue increased 298% from $1.4 million in 1996 to $5.6 million in 1997, and an additional 100% to $11.1 million in 1998. These increases resulted from the hiring and training of additional employees to support our growing customer base. At December 31, 1996, 1997 and 1998, we had 28, 87 and 152 employees, respectively, engaged in engineering consulting. Cost of service revenue as a percentage of related service revenue was 34% in 1996, 40% in 1997 and 48% in 1998. The increases in cost of service revenue as a percentage of related service revenue reflect higher personnel costs related to the personnel pressures in the greater-Seattle area, as well as higher facilities and depreciation costs associated with expansion.

     Cost of product revenue. Cost of product revenue increased from zero in 1996 to $78,000 in 1997, and an additional 113% to $166,000 in 1998. Cost of product revenue as a percentage of related product revenue was zero in 1996, 20% in 1997 and 14% in 1998.

  Operating Expenses

     Research and development. Research and development expenses increased 579% from $205,000 in 1996 to $1.4 million in 1997, and an additional 164% to $3.7 million in 1998. These increases primarily related to the increase in the number of software developers and quality assurance personnel hired to expand our product offerings and to support our product development and testing activities. Research and development expenses represented 5% of our total revenue in 1996, 10% in 1997 and 15% in 1998. The increases in research and development expenses as a percentage of total revenue primarily reflect the more rapid investment in our research and development activities compared to the growth of our revenue during these periods.

     Selling, general and administrative. Selling expenses increased 451% from $152,000 in 1996 to $837,000 in 1997, and an additional 172% to $2.3 million in
1998. These increases resulted primarily from our investment in sales and marketing infrastructure, both domestically and internationally, which included significant personnel-related expenses, travel expenses and related facility and equipment costs, as well as increased marketing activities, including trade shows, public relations and other promotional expenses. Selling expenses represented 4% of our total revenue in 1996, 6% in 1997 and 9% in 1998. The increases in selling expenses as a percentage of total revenue primarily reflects the more rapid investment in our sales and marketing infrastructure compared to the growth of our revenue during these periods.

     General and administrative expenses increased 334% from $454,000 in 1996 to $2.0 million in 1997, and an additional 113% to $4.2 million in 1998. The increases from 1996 to 1998 primarily resulted from the addition of finance, executive and administrative personnel to support the growth of our business during these periods. General and administrative costs represented 11%, 14% and 17% of our total revenue in 1996, 1997 and 1998, respectively.

     Interest income (expense), net. Interest income (expense), net was $7,000 in 1996, ($12,000) in 1997 and $319,000 in 1998. The increase in interest income in 1998 over prior periods resulted from higher average cash and cash equivalent and short-term investment balances in that year.

     Income taxes. Our provision for federal, state and international income taxes was zero for 1996, $746,000 for 1997 and $1.2 million for 1998, yielding effective rates of 0.0%, 16.4% and 34.1% in 1996, 1997 and 1998, respectively. We were taxed as a subchapter S corporation until October 15, 1997, when our shareholders elected to convert to a C corporation. Accordingly, taxes on our income were the responsibility of the shareholders until the conversion.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents our unaudited quarterly results of operations for 1998 and the six months ended June 30, 1999. You should read the following table in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared this unaudited information on the same basis as our audited consolidated financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. You should not draw any conclusions about our future results from the results of operations for any quarter.

                                                                     THREE MONTHS ENDED
                                             ------------------------------------------------------------------
                                             MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,
                                               1998        1998       1998        1998       1999        1999
                                             ---------   --------   ---------   --------   ---------   --------
                                                  (IN THOUSANDS, EXCEPT AS A PERCENTAGE OF TOTAL REVENUE)
CONSOLIDATED STATEMENT OF OPERATIONS DATA
  Revenue:
     Service...............................   $5,159      $5,022     $6,334      $6,878     $8,461      $9,387
     Product...............................      333         288        245         353        348         347
                                              ------      ------     ------      ------     ------      ------
          Total revenue....................    5,492       5,310      6,579       7,231      8,809       9,734
                                              ------      ------     ------      ------     ------      ------
  Cost of revenue:
     Service...............................    2,360       2,547      2,978       3,250      4,150       4,641
     Product...............................       68          53          9          36         58          50
                                              ------      ------     ------      ------     ------      ------
          Total cost of revenue............    2,428       2,600      2,987       3,286      4,208       4,691
                                              ------      ------     ------      ------     ------      ------
  Gross profit.............................    3,064       2,710      3,592       3,945      4,601       5,043
  Operating expenses:
     Research and development..............      575         877      1,023       1,196      1,474       1,486
     Selling, general and administrative...    1,201       1,417      1,373       2,479      2,405       2,831
                                              ------      ------     ------      ------     ------      ------
          Total operating expenses.........    1,776       2,294      2,396       3,675      3,879       4,317
                                              ------      ------     ------      ------     ------      ------
  Income from operations...................    1,288         416      1,196         270        722         726
  Interest income, net.....................       33         146         58          82         53          77
                                              ------      ------     ------      ------     ------      ------
  Income before income taxes...............    1,321         562      1,254         352        775         803
  Provision for income taxes...............      465         201        452          71        343         369
                                              ------      ------     ------      ------     ------      ------
  Net income...............................   $  856      $  361     $  802      $  281     $  432      $  434
                                              ======      ======     ======      ======     ======      ======
AS PERCENTAGE OF TOTAL REVENUE
  Revenue:
     Service...............................       94%         95%        96%         95%        96%         96%
     Product...............................        6           5          4           5          4           4
                                              ------      ------     ------      ------     ------      ------
          Total revenue....................      100         100        100         100        100         100
                                              ------      ------     ------      ------     ------      ------
  Cost of revenue:
     Service...............................       43          48         45          45         47          48
     Product...............................        1           1         --          --          1          --
                                              ------      ------     ------      ------     ------      ------
          Total cost of revenue............       44          49         45          45         48          48
                                              ------      ------     ------      ------     ------      ------
  Gross margin.............................       56          51         55          55         52          52
  Operating expenses:
     Research and development..............       10          16         16          17         17          15
     Selling, general and administrative...       22          27         21          34         27          29
                                              ------      ------     ------      ------     ------      ------
          Total operating expenses.........       32          43         37          51         44          44
                                              ------      ------     ------      ------     ------      ------
  Income from operations...................       24           8         18           4          8           8
  Interest income, net.....................       --           3          1           1          1           1
                                              ------      ------     ------      ------     ------      ------
  Income before income taxes...............       24          11         19           5          9           9
  Provision for income taxes...............        8           4          7           1          4           4
                                              ------      ------     ------      ------     ------      ------
  Net income...............................       16%          7%        12%          4%         5%          5%
                                              ======      ======     ======      ======     ======      ======

     The trends discussed in the annual comparisons of operating results from 1996 through 1998 and for the six months ended June 30, 1998 and 1999 generally apply to the comparison of results of operations for these six quarters. Revenue decreased during the three months ended June 30, 1998 due to the shift from working directly with semiconductor vendors on a fixed-fee basis to working with Microsoft on a time-and-materials basis. Research and development expenses increased significantly as a percentage of total revenue during the three months ended June 30, 1998 due to substantial investments related to the development of integration tool kits and end-user applications. Selling, general and administrative expenses increased during the three months ended December 31, 1998 due to the increased personnel and facility costs associated with opening sales offices in Germany and Japan as well as expenses related to seasonal trade show activities. Our quarterly operating results have varied widely in the past, and we expect that they will continue to fluctuate in the future as a result of a number of factors, many of which are outside our control.

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have financed our operations primarily through cash flow from operations. As of June 30, 1999, we had $9.3 million of cash and cash equivalents. This represents an increase of $2.4 million over December 31, 1998. In January 1998, we issued mandatorily redeemable convertible preferred stock from which we received net proceeds of approximately $14.3 million. Concurrent with this transaction, we repurchased 3,333,333 shares of our common stock for an aggregate of $6.0 million. To a lesser extent, we have financed software system purchases through traditional financing arrangements. Our working capital at June 30, 1999 was $10.7 million compared to $10.3 million at December 31, 1998.

     We have a working capital revolving line of credit with Imperial Bank that is secured by our accounts receivable. This facility allows us to borrow up to the lesser of 80% of our eligible accounts receivable or $5.0 million and bears interest at the bank's prime rate, which was 8.25% at August 31, 1999. The facility expires in July 2000. The agreement under which the line of credit was established contains certain covenants, including a provision requiring us to maintain specified financial ratios. We were in compliance with these covenants at June 30, 1999, and at that time there were no borrowings outstanding under this credit facility. We also maintain with Imperial Bank a $1.5 million term loan for equipment purchases, which bears interest at the bank's prime rate plus 0.25%, and a $4.0 million term loan for leasehold improvement purchases, which bears interest at the bank's prime rate plus 0.50%. These facilities operate as a revolver through June 2000, after which time any outstanding balances must be paid over 36-month and 60-month terms, respectively. These loans also require us to comply with certain financial covenants, including a requirement that we maintain certain financial ratios. We were in compliance with these covenants at June 30, 1999 and, at that time, there was approximately $367,000 outstanding under the equipment term loan.

     Our operating activities resulted in net cash inflows of $1.6 million in 1996, $4.3 million in 1997, $188,000 in 1998 and $3.6 million for the six months ended June 30, 1999. The sources of cash in 1996, 1997, 1998 and for the six months ended June 30, 1999 were primarily income from operations, and increases in accounts payable and accrued liabilities, partially offset by increases in accounts receivable. Investing activities used cash of $248,000 in 1996, $1.4 million in 1997 and $3.7 million in 1998, primarily for the purchase of capital equipment and short-term investments. Investing activities provided cash of $512,000 during the six months ended June 30, 1999, primarily due to proceeds from the maturity of investments offset by cash used for purchases of capital equipment. Financing activities used cash of $1.3 million in 1996, $775,000 in 1997 and $98,000 for the six months ended June 30, 1999, primarily for shareholder draws and repayment of long-term obligations. Financing activities generated $6.5 million in 1998, primarily through the issuance of mandatorily convertible preferred stock, partially offset by repayment of shareholder loans and the $6.0 million repurchase of shares of common stock.

     In addition, in September 1999, we sold 1,518,378 shares of our common stock to Vulcan Ventures for approximately $18.7 million.

     We currently anticipate that we will continue to experience significant increases in our operating expenses for the foreseeable future as we enter new markets for our products and services, increase research and development activities and sales and marketing activities, develop new distribution channels and broaden our professional service capabilities. Our operating expenses will consume a material amount of our cash resources, including a portion of the net proceeds of this offering. We believe that the net proceeds of this offering, together with our existing cash and cash equivalents and available bank borrowings, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. Although we believe that we will be able to meet our anticipated cash needs after that time from cash generated from operations and do not currently anticipate the need to raise additional capital, if we do seek to raise additional capital, there can be no assurance that additional financing will be available on acceptable terms, if at all. We currently intend to use the net proceeds of this offering for general corporate purposes. We may use a portion of the net proceeds to acquire additional businesses, products and technologies or to establish joint ventures that we believe will complement our current or future business. However, we have no specific plans, agreements or commitments to do so, and are not currently engaged in any negotiations for any such acquisition or joint venture. Pending such uses, we will invest the net proceeds of this offering in government securities and other short-term, investment grade, interest-bearing instruments.

YEAR 2000 COMPLIANCE

     Based on our assessment to date, we believe our software products are "Year 2000 compliant." However, we may learn that our software does not contain all the necessary routines and codes necessary for the accurate calculation, display, storage and manipulation of data involving dates.

     We are reviewing our internal management information and other systems to identify any products, services or systems that are not Year 2000 compliant and to take corrective action. To date, we have not encountered any material Year 2000 problems with our computer systems or any other equipment that might be subject to such problems. We plan to verify compliance by external vendors that supply us with software and information systems and to communicate with significant suppliers to determine the status of third parties' remediation of their own Year 2000 issues. As part of our assessment, we are evaluating the level of validation we will require of third parties to ensure their Year 2000 compliance.

     We will be relocating our principal offices in October 1999 to a new office location currently under construction. Before the relocation, we will complete our evaluation of whether the infrastructure and building systems associated with our new facility, such as security and sprinkler systems, and all information technology systems, such as telephony and computer network systems, are Year 2000 compliant.

     We do not expect the total cost of these Year 2000 compliance activities to be material to our business, financial condition and operating results. To date, we have spent less than $100,000 for Year 2000 compliance and do not expect to expend more than $100,000 in the aggregate. These costs and the timing of our plans to complete our Year 2000 modifications and testing processes are based on our management's estimates.

     We have not developed a contingency plan for addressing Year 2000 problems that are not detected and corrected prior to their occurrence. Upon completion of testing and implementation activities, we will be able to assess areas requiring contingency planning, and we expect to conduct appropriate contingency planning at that time. Any failure to address any Year 2000 issue could harm our business.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which establishes guidelines for the accounting for the costs of all computer software developed or obtained for internal use. We were required to adopt SOP 98-1 for the fiscal year beginning January 1, 1999. Our adoption of SOP 98-1 did not have a material impact on our financial statements.

     In April 1998, the American Institute of Public Accountants issued Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-up Activities." SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The implementation of SOP 98-5 did not have a material impact on our financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as a part of a hedge transaction and, if it is, the type of hedge transaction. This statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. We do not use derivative instruments, therefore the adoption of this statement will not have any effect on our results of operations or financial position.

                                    BUSINESS

OVERVIEW

     We provide a broad range of software products and services that facilitate the integration of the Microsoft Windows CE operating system into a variety of devices we call intelligent computing devices, or ICDs, and enhance the functionality of those devices. Original equipment manufacturers, or OEMs, semiconductor vendors and Windows CE software developers rely on our products and services to help bring customized ICDs and ICD applications to market in a timely fashion. We have been providing Windows CE-based software services since before the commercial release of Windows CE in September 1996, and therefore we believe that we offer a greater breadth and depth of Windows CE expertise than any of our current competitors.

     ICDs are an emerging class of products with sophisticated processing power that are designed for specific computing and communications applications. Examples of ICDs include television "set-top boxes," which sit on top of television sets and provide users with advanced cable TV access services, sophisticated video gaming features and Internet access; handheld and palm-size PCs; gaming systems; handheld industrial data collectors; consumer "Internet appliances" such as kiosk terminals and navigational devices in cars and trucks; and Windows-based terminals. Compared to traditional computers, ICDs are often less expensive and more adaptable in terms of their size, weight and shape, while still providing sophisticated computing and communications capabilities, including Internet connectivity. Increasingly, ICDs are able to connect directly to the Internet, either through wired or wireless telecommunications systems. As businesses and consumers increasingly use the Internet to transact business and as demand for smaller and more mobile devices grows, OEMs are developing new ICDs to better meet the needs of end users. Because of space constraints and other design and resource limitations inherent in the ICD environment, OEMs require a computer operating system that is both scaleable and highly customizable, with lower system requirements than traditional PC operating systems. While there are several different operating systems that can be used in ICDs, Windows CE, a versatile and highly adaptable operating system modeled after Microsoft Windows, is gaining market acceptance among OEMs as an operating system that meets these requirements. As increased use of the Internet by consumers and businesses helps fuel the growth of the ICD market, we believe that the market for Windows CE will in turn benefit.

     We develop products and provide services that facilitate the development of Windows CE-based ICDs. We generate revenue in three distinct ways. First, we provide software code-writing and related engineering services to Microsoft and semiconductor vendors to adapt Windows CE to different microprocessors and to enhance Windows CE's user-specific features and functions. Second, we offer a comprehensive set of software products and services that help enable OEMs to cost-effectively integrate Windows CE into their ICDs. These offerings include OEM adaptation kits, software products and test programs, along with engineering and quality assurance services, all designed to ensure that Windows CE works properly with the OEM's computer boards, which are the internal hardware constituting the core of their ICDs. Third, we license a wide range of Windows CE-based software applications to both OEMs and ICD consumers to provide additional functions to Windows CE-based ICDs, such as printing and faxing capabilities.

INDUSTRY BACKGROUND

     The increasingly widespread use of electronic communications, including the Internet, is enabling networks of businesses and consumers to collaborate, access information and conduct business and personal interactions more effectively. As the number of Internet users grows, so does the diversity of content, services and applications available via the Internet. While the Internet is already having a significant and highly visible impact on business-to-consumer and consumer-to-consumer relationships, the market for business-to-business Internet transactions is expected to expand at a greater rate. According to a November 1998 report by Forrester Research entitled "Re-sizing On-line Business Trade," U.S.-based Internet commerce between businesses is expected to grow from $43 billion in 1998 to $1.3 trillion in 2003.

     As more businesses and consumers access the Internet, new ways of conducting business electronically are emerging. Examples of users who are leveraging this ability to communicate electronically include:

     - businesses that use mobile computing devices to permit their employees to access server-based network applications and the Internet from remote sites;

     - retail businesses that use handheld point-of-sale terminals to provide real-time inventory tracking, automate their procurement processes and publish information instantly to both internal and external users via the Internet;

     - healthcare professionals who use mobile computing devices to record and access patient information that can then be shared via the Internet among a broader group of professionals responsible for providing medical care; and

     - consumers who use Internet-enabled television set-top boxes, smart cellular phones, gaming systems and other devices to access Internet content, communicate and conduct transactions online.

     The increasing need for connectivity among both business and consumer users is driving demand for easy-to-use, cost-effective and customizable methods of electronic communication. Although the PC has been the traditional means of electronically connecting suppliers, partners and customers, a class of computing devices, including Internet-enabled television "set-top boxes," handheld and palm-size PCs, gaming systems, handheld industrial data collectors, and consumer "Internet appliances" such as kiosk terminals and vehicle navigational devices, among others, is emerging. These ICDs are particularly attractive to business and consumer users because they are often less expensive than traditional computers; have adaptable configurations, including size, weight and shape; and are able to support a variety of customized applications and user interfaces that can be designed for particular tasks. In addition, these devices are typically compatible with existing business information systems. According to information we received in August 1999 from International Data Corporation, a provider of information technology data and industry analysis, the market for consumer information appliances, a subset of the overall ICD market, is expected to grow from $2.2 billion in 1998 to $18.7 billion in 2003.

     Because ICDs can be used for a number of purposes, from consumer information to industrial automation, and can be designed for a range of unique applications, the ICD industry is characterized by a wide variety of hardware configurations, and end-user applications, each often designed for a specific market. To accommodate these diverse characteristics in a cost-effective manner, semiconductor vendors and OEMs require an operating system that can be integrated with a number of different ICDs and support an expanding range of industry-specific content and applications. The Microsoft Windows CE operating system helps satisfy these requirements because it leverages the existing industry-wide base of Microsoft Windows developers and technology standards; can be customized to operate across a variety of ICDs and integrate with existing information systems; offers Internet connectivity; and reduces systems requirements compared to traditional PC operating systems. Because of these characteristics, we believe Windows CE is emerging as an operating system of choice for many hardware and software applications vendors. Venture Development Corporation estimates in a December 1998 report entitled "Windows CE and the Future of Embedded Systems Development" that the number of ICDs utilizing Windows CE will increase from just under one million units in 1999 to more than 14 million units by 2003.

     To take advantage of the multiple benefits of the Windows CE operating system, many OEMs and semiconductor vendors require the services of a software product and service provider with the breadth of experience and depth of capabilities to fully support the Windows CE operating system and related applications across different semiconductors and ICDs. These products and services should encompass the full cycle of the ICD development process, including hardware support, software development products and services, system validation and end-user software applications. In addition, these products and services should use existing Microsoft and other industry technologies and standards to promote rapid and low-cost development, reduced time-to-market and integration with existing enterprise software applications. These products and services should also be designed to accommodate the varying industry-specific needs of semiconductor, equipment and software developers without compromising functionality and performance.

OUR BUSINESS

     We provide a variety of software products and services that facilitate the integration of the Microsoft Windows CE operating system into a wide range of intelligent computing devices and enhance the functionality of those devices. OEMs, semiconductor vendors and Windows CE software developers rely on our products and services to help bring customized ICDs and ICD applications to market in a timely fashion. Key elements of our solution include:

     A BROAD SET OF END-TO-END WINDOWS CE DEVELOPMENT PRODUCTS AND SERVICES TO SUPPORT A DIVERSE RANGE OF ICD HARDWARE, SYSTEMS AND APPLICATIONS DEVELOPMENT
REQUIREMENTS:

     - Software development. We provide software development, testing and program management services to Microsoft in connection with its ongoing development and modification of the Windows CE operating system, and to both Microsoft and semiconductor vendors to assist with the creation of software development tools sold in conjunction with Windows CE and the integration of Windows CE with various microprocessors. Software development tools are software packages that help engineers develop new software applications. By using our services, Microsoft can draw on our extensive expertise and experience with Windows CE and can devote its internal resources to other projects.

     - Hardware support. We provide software products and services to OEMs that support a variety of microprocessors and other ICD computer hardware. For example, our CE Xpress Kits provide pre-configured software packages that enable OEMs to integrate Windows CE into their ICDs.

     - System validation. We provide software products and services to assist OEMs in the validation and verification of their hardware and software executing Windows CE, including services designed to help OEMs develop testing programs to validate the performance and reliability of their ICDs.

     - Applications software. We provide software packages that facilitate the third-party development of Windows CE-based ICD user interfaces. We also license software applications to both OEMs and ICD end users that enhance the functionality of their ICDs.

     PRODUCTS AND SERVICES THAT USE EXISTING MICROSOFT TECHNOLOGIES AND STANDARDS. Our Windows CE-based products and services use existing Microsoft technologies and standards to enable semiconductor vendors and OEMs to deliver highly customizable and cost-efficient ICDs to their end users. These technologies enable OEMs to efficiently utilize the existing pool of programmers familiar with the Windows operating system to develop differentiating applications for ICDs based upon Windows CE. Our use of common programming standards also allows ICDs designed with our development products and services to integrate with existing information systems as well as with other Microsoft technologies and applications. By enabling OEMs to standardize on a given software platform, our products and services help OEMs more rapidly deploy new hardware technologies without having to re-implement their software investments across multiple platforms.

     CAPITALIZING ON OUR DEPTH OF EXPERIENCE IN DEVELOPING WINDOWS CE-BASED SOFTWARE PRODUCTS AND SERVICES AND OUR VARIETY OF STRATEGIC RELATIONSHIPS TO DELIVER TANGIBLE BENEFITS TO WINDOWS CE-BASED ICD DEVELOPERS. We have been providing Windows CE-based services for the development, integration and deployment of the Windows CE operating system and industry-specific applications since prior to the commercial release of Windows CE in September 1996. In addition, we have developed strategic relationships with Microsoft, including under both our master development and license agreement and our distributor agreement with Microsoft, and through other arrangements. Specifically, we are a provider of software services to Microsoft under our master agreement, a Microsoft-sanctioned Windows CE systems integrator as indicated on Microsoft's website, a licensed distributor of Windows CE under our distribution agreement and a developer of Windows CE-based software applications. Moreover, we have worked with several semiconductor vendors to integrate Windows CE with their proprietary microprocessors. This depth and breadth of experience enable us to bring tangible benefits to Microsoft and to a variety of OEMs, semiconductor vendors and software developers. Such benefits include:

     - Reduced time-to-market. By using our software services and pre-configured software components, our customers can take advantage of our experience with the Windows CE platform to help bring quality

       ICDs to market faster than if they had chosen to develop their hardware, operating systems and software applications internally.

     - Lower development costs and reduced risks. By using our extensive library of software tools for developing Windows CE-based ICDs instead of developing these tools internally, our customers can reduce the implementation and training time required for their engineers and lower their ICD development costs. Our software components are thoroughly tested for performance and reliability, reducing the risk of project failure.

     - Rapidly customizable graphical user interfaces. A graphical user interface is the set of visual images through which the user interacts with the ICD. Our software development solutions help enable our customers to more rapidly design user- and industry-specific graphical user interfaces to meet the specific needs of ICD users across a variety of markets.

     - Enhanced ICD functionality. Our pre-developed software components help enable OEM customers to quickly add new and differentiating application features to their existing ICD hardware components, which can help extend product life cycles.

STRATEGY

     Our strategy is to become one of the primary providers of software products and services for facilitating the integration of operating systems into ICDs. Key elements of our strategy include:

     Continue to enhance our position as a provider of Windows CE integration services. We intend to enhance our leadership position in the development and provision of Windows CE integration services to support a wide variety of ICDs. Because we have been providing Windows CE-based software services since prior to the commercial release of Windows CE in September 1996, we believe that we offer a greater breadth and depth of Windows CE expertise than our current competitors. We intend to continue to utilize this expertise by maintaining strong, quality-focused engineering groups, developing market-focused products and services, and undertaking sales and marketing activities that highlight key design wins, product awards and other third-party endorsements.

     Expand our strategic relationships with hardware and software vendors. We intend to continue to strengthen and extend our relationships with third-party hardware and software vendors that are designing products based on Windows CE. We provide software products and services that enable manufacturers of microprocessors, computer boards and other components to develop hardware designs compatible with Windows CE. We have also entered into licensing arrangements with software developers to provide connectivity technologies for products that interface with Windows CE. We believe that the use of our products and services by a broad group of industry leaders is important in increasing market awareness and generating new business opportunities.

     Continue to build on our relationship with Microsoft. We have developed a close working relationship with Microsoft and under the terms of our master agreement are a "preferred Microsoft vendor" for the development of the Windows CE operating system and accompanying tools. Currently, we provide software code-writing and related engineering services to Microsoft for a number of different Windows CE projects and we intend to continue this relationship in the future. We believe that our success is related to the overall adoption of Windows CE as an operating platform, and therefore we intend to continue to work with Microsoft to promote Windows CE, as well as other Microsoft operating systems.

     Utilize our extensive Windows CE expertise to develop additional software applications. We believe that as Windows CE is widely adopted in the marketplace, there will be an increasing demand for complete, end-user software applications that enhance the capabilities of Windows CE-based ICDs. We intend to use our Windows CE expertise, our alliances with OEMs and our relationship with Microsoft to develop a leading position in the market for Windows CE-based software applications. We currently offer a variety of personal productivity software applications, including calendar, address book and task-list functions, as well as utility and communications software for Windows CE-based ICDs. We intend to continue to make use of our Windows CE expertise to develop additional applications to address the evolving requirements of this market.

     Expand our international presence. We intend to continue to expand internationally in order to enhance our profile and market reach. We believe that Windows CE is gaining acceptance in the Asian and European markets. These markets are attractive to us because of their high concentration of OEM customers focusing on the development of ICDs. We have recently established sales offices in Tokyo, Japan and Munich, Germany.

SOFTWARE SERVICES AND PRODUCTS

     We develop, market and support a wide variety of Windows CE software products and services for the development and integration of the Windows CE operating system across a diverse selection of ICDs.

  Operating system development and accompanying tools

     We provide software code-writing and related engineering services to Microsoft and numerous semiconductor vendors to support and enhance the following:

     - the continued development of the Windows CE operating system;

     - the utility of the Microsoft Visual Tools series, a set of software development tools for use with the Windows CE operating system; and

     - the integration of Windows CE with multiple microprocessors.

     The services we provide these customers include software development, software testing and program management. We provide these services both as a comprehensive solution and on a point basis to address specific needs depending upon individual customer requirements.

     The following table summarizes the key features and benefits of the services we offer to Microsoft and semiconductor vendors:

--------------------------------------------------------------------------------------------------------------
      BSQUARE SERVICE                        DESCRIPTION                                BENEFIT
--------------------------------------------------------------------------------------------------------------
 Software development         - We aid Microsoft in the development of   - The Visual Tools are necessary for
 services to Microsoft          its Visual Tools series of development     the adaptation of Windows CE to new
                                tools for Windows CE                       ICDs and for the development of
                                                                           Windows CE software applications
--------------------------------------------------------------------------------------------------------------
 Software engineering         - We assist Microsoft and semiconductor    - Allows semiconductor vendors to
 consulting services to         vendors in the development of              make their products available for
 Microsoft and semiconductor    system-level software that enables         use in Windows CE-based ICDs in a
 vendors                        Windows CE to control the functions on     timely and cost-effective manner
                                a particular microprocessor
--------------------------------------------------------------------------------------------------------------

  Integration of Windows CE with ICDs

     We offer software products and services that are used by OEMs to integrate the Windows CE operating system with ICDs. In order to customize the functionality of Windows CE and integrate it with a particular ICD, OEMs must develop or purchase software to be used in conjunction with the Visual Tools series and Windows CE Platform Builder products provided by Microsoft. We offer a comprehensive set of software products and services that enable OEMs to cost-effectively integrate Windows CE with ICDs, with reduced time-to-market and decreased risk of project failure.

     Products -- The following table summarizes the key features and benefits of the products we offer to OEMs for the integration of Windows CE with ICDs, from which we generated 4% of our total revenue for the six months ended June 30, 1999:

--------------------------------------------------------------------------------------------------------------
      BSQUARE PRODUCT                        DESCRIPTION                                BENEFIT
--------------------------------------------------------------------------------------------------------------
 CE Xpress Adaptation         - A set of pre-developed and tested code   - Designed to save OEMs time
 Kits                           for low-level support of hardware in a     developing low-level software
                                Windows CE-based device                    support, reducing time-to-market
                              - Available for a broad range of chip      - Pre-tested components increase
                                sets including those manufactured by AMD,  reliability of target device
                                Cyrix, Hitachi, Intel and Motorola
                              - Sold in source code format to allow
                                customer modifications
--------------------------------------------------------------------------------------------------------------
 CE Xpress Binary Kits        - Includes same functionality as CE        - Enables OEMs to rapidly evaluate
                                Xpress Adaptation Kit without access to    Windows CE on a specific reference
                                source code                                board with minimal investment
                                                                         - Enables OEMs to bring reference
                                                                           board-compatible products to market
                                                                           with no porting or low-level
                                                                           customization
--------------------------------------------------------------------------------------------------------------
 CE Xpress Single Board       - A development kit that works in          - Provides a foundation for OEMs to
 Computer Kits                  conjunction with single board computers    begin immediate development of
                                to quickly install and run Windows CE      Windows CE-based ICDs
                                for the development of ICDs
                              - Provides all of the infrastructure
                                normally needed for development of
                                applications and customizations based
                                on industry-standard expansion bus (or
                                "plug-in") architectures
--------------------------------------------------------------------------------------------------------------
 CE Xpress86 Kit              - A development kit that allows OEMs to    - Eliminates need to wait for
                                run Windows CE on a standard PC-based      hardware development before
                                platform                                   beginning software development,
                                                                           enabling faster time-to-market
                              - Runs Windows CE without DOS
                                                                         - Reduces the cost of PC-based
                                                                           Windows CE systems by eliminating
                                                                           the DOS license requirement
--------------------------------------------------------------------------------------------------------------
 CE Xpress OnDemand           - An online subscription service for       - Enables CE Xpress Kit customers to
                                portable device drivers for CE Xpress Kit  access the latest drivers and
                                customers                                  driver updates online
--------------------------------------------------------------------------------------------------------------
 CEValidator                  - A quality assurance and testing          - Designed to save OEMs testing costs
                                technology for the validation of Windows
                                CE integration with ICDs                 - Enables OEMs to test software
                                                                           throughout the design process
                              - A client/server-based test program of
                                more than 1,000 individual test cases for
                                testing compliance and reliability
                              - Extensible architecture for
                                incorporating additional and custom test
                                programs
--------------------------------------------------------------------------------------------------------------
 CE EmbeddedDesktop           - A fully customizable desktop building    - Gives OEMs the ability to create a
                                utility                                    device-specific graphical user
                                                                           interface
                              - Includes a set of pre-developed
                                components for creating a custom desktop - Helps enable OEMs to rapidly and easily create design prototypes and
                              - Contains customizable security and         complete the implementation of
                                interface features for commercial          graphical user interfaces
                                applications
--------------------------------------------------------------------------------------------------------------

     To augment our own Windows CE software products and services, we occasionally enter into license and distribution agreements with third-party software vendors to provide our customers with additional features and functionality. Our ability to license these third-party software products to OEMs, in conjunction with our own software products and services, provides our OEM customers with a single source for Windows CE software products and services. We are currently a licensed distributor of Windows CE-based software from Communications Intelligence Corporation, Datalight, Intrinsyc and Microsoft.

     Services -- We also provide integration and support services to OEMs developing Windows CE-based ICDs. For example, we provide implementation services for companies developing Internet-enabled television set-top boxes, gaming systems, handheld industrial devices, consumer Internet appliances such as kiosk terminals and navigational devices in cars and trucks, and Windows-based terminals. Our CE Xpress consulting services use our existing products, such as our CE Xpress Adaptation Kit and CE EmbeddedDesktop, to implement the hardware and software specifications of our customers' ICD products. We often retain a license or other proprietary rights in the resulting work product. At times, we provide new applications or system software development on behalf of OEMs. We believe that OEM customers in need of complex adaptations can save time and resources by outsourcing this work to us. In addition, to support our OEM customers, we often "bundle" support services with our software products and other services. These support services help enable our OEM customers to complete ICD development and reduce time-to-market.

     The following table summarizes the key features and benefits of the services we offer to our OEM customers:

--------------------------------------------------------------------------------------------------------------
      BSQUARE SERVICE                        DESCRIPTION                                BENEFIT
--------------------------------------------------------------------------------------------------------------
 Systems consulting services  - We provide Windows CE integration        - Without our software engineering
 to OEMs developing ICDs        services to OEMs developing ICDs along     consulting services, OEMs would
                                with custom adaptations of Windows CE      need to increase their development
                                                                           costs and extend their project
                              - We provide software engineering            schedules to provide the training
                                consulting services to write the software  and materials required to complete
                                code that enables Windows CE to            the projects in-house
                                integrate with ICD hardware
                                                                         - Allows OEMs to move quickly past
                                                                           the traditionally time consuming
                                                                           early stage of integrating Windows
                                                                           CE with their existing hardware and
                                                                           software
--------------------------------------------------------------------------------------------------------------
 Applications consulting      - We provide software applications         - Allows OEMs to avoid the time and
 services to OEMs developing    development according to customer          cost of developing in-house
 ICDs                           specifications                             expertise in applications
                                                                           development for Windows CE
--------------------------------------------------------------------------------------------------------------
 Quality assurance            - We provide complete quality assurance    - Allows early discovery of design
 consulting services to OEMs    services on every project to ensure the    problems, a more rapid development
 developing ICDs                highest quality                            process and higher quality products
                                                                           for end users
--------------------------------------------------------------------------------------------------------------

  Consumer Software Applications

     We provide a wide range of commercially available personal productivity, utility and communications software to enhance the functionality and usefulness of Windows CE-based ICDs. We market our consumer software applications through standard retail and electronic commerce channels and also license these products to OEMs in formats suitable for bundling with their own products. Our current consumer software application product offerings include:

---------------------------------------------------------------------------------------------------------
            PRODUCT                          DESCRIPTION                            BENEFIT
---------------------------------------------------------------------------------------------------------
 bFAX                            - A product family that provides     - Provides a practical and
                                   faxing capabilities for ICDs         comprehensive faxing solution for
                                 - bFAX Pro provides send and           Windows CE-based devices
                                   receive capability for handheld PCs
                                 - bFAX Express provides send-only
                                   capability for handheld and
                                   palm-size PCs
---------------------------------------------------------------------------------------------------------
 bMOBILE News                    - Provides access to Internet        - Mobile users can download news
                                   newsgroups for handheld and palm-    articles for on- or off-line use
                                   size PCs
---------------------------------------------------------------------------------------------------------
 bPRINT                          - Print management software for      - Users can spool jobs for batch
                                   handheld and palm-size PCs           printing
                                                                      - Increases the variety of printers
                                                                        compatible with Windows CE-based
                                                                        devices
---------------------------------------------------------------------------------------------------------
 bREADY                          - An electronic book creation and    - Users can store and transport
                                   reading system which includes a      large volumes of information and
                                   desktop component for publishing     literature
                                   books and a client viewer for
                                   handheld or palm-size PCs          - Sample applications include sales
                                                                        catalogs, forms and event
                                                                        materials, among others
---------------------------------------------------------------------------------------------------------
 BSQUARE SpreadSheet             - A spreadsheet application for      - Provides independent
                                   palm-size PCs                        functionality while maintaining
                                                                        Pocket Excel compatibility
---------------------------------------------------------------------------------------------------------
 bTASK                           - A navigation, status and control   - Alleviates the problem of
                                   program for applications on          managing multiple open applications
                                   palm-size PCs
---------------------------------------------------------------------------------------------------------
 bUSEFUL Backup Plus             - A full-featured backup and         - Avoids critical information loss
                                   restore application for handheld     by backing up data
                                   and palm-size PCs
---------------------------------------------------------------------------------------------------------
 bUSEFUL Utilities Pak           - Utility suite for handheld and     - Provides utility applications
                                   palm-size PCs that contains 12       which enhance the performance and
                                   different utility applications       functionality of Windows CE-based
                                   including bTASK, bUSEFUL Backup      devices
                                   Plus and other utility
                                   applications
---------------------------------------------------------------------------------------------------------
 bPRODUCTIVE Essentials Pak      - Six software titles, including     - A single installation program
                                   bFAX, bPRINT, bTRACK, bREADY,        saves time
                                   bMOBILE News and bTASK
---------------------------------------------------------------------------------------------------------

TECHNOLOGY

     We have developed a set of technologies incorporated in the software products described under "-- Integration of Windows CE with ICDs -- Products" that are used by OEMs to integrate Windows CE with their computer boards, the internal hardware constituting the core of their ICDs. The basic features and functions of these technologies are described below.

                                 [ILLUSTRATION]

The technology contained in our CE Xpress Kits, including the OEM Adaptation Layer, the CE Platform Layer and the Device Driver Library, provides the interface between Windows CE and the computer board contained within the ICD.

  OEM Adaptation Layer Library

     The OEM Adaptation Layer provides a standard interface between the Windows CE operating system and the core components of an ICD's computer board. A new board-specific OEM Adaptation Layer must be implemented for each computer board that will be using Windows CE.

     We maintain a library of OEM Adaptation Layers for several of the computer boards used in Windows CE-based ICD products. These OEM Adaptation Layers are distributed to our customers in our CE Xpress Kits and are also used by our engineers when we are contracted to create custom solutions. In addition, our OEM Adaptation Layer library serves as a starting point for the creation of new OEM Adaptation Layer implementations.

  Device Driver Library

     Device drivers provide the interface by which the Windows CE operating system controls any peripheral devices, including keyboards, display screens and computer network interface cards, that may be connected to an ICD's computer board. A separate device driver must be implemented for each peripheral device connected to a Windows CE-enabled computer board.

     We have created a library of device drivers for inclusion in our CE Xpress Kits and for use in the custom software products and services we provide to our customers. The existing set of drivers also provides starting points for the creation of new device drivers.

  CE Platform Layer

     A peripheral device normally requires a different device driver for each model of computer board to which it is to be connected. A device driver for one model of computer board will not generally work with a different model of computer board.

     Our CE Platform Layer technology allows our engineers and third-party hardware manufacturers to develop a single driver for a peripheral device that may then be used on many different models of computer boards. This increases the value and flexibility of each computer board by increasing the number of readily available peripheral devices that can be used.

     Our CE Platform Layer technology is included in our CE Xpress Kits and is used for the implementation of the majority of our device drivers.

  CEValidator

     Our CEValidator is a quality assurance and testing product which we originally developed for our in-house use. We believe that it is important to test devices early in the design process and to continue testing at a high frequency throughout the development cycle. We have designed our CEValidator to support such a testing pattern. CEValidator is based on two primary components:

     - a broad suite of over 1,000 tests which evaluates the various subsystems of Windows CE. These tests have been developed by our engineers in the course of our own software development efforts. In addition, CEValidator allows OEMs to add their own test suites to evaluate specific features of their ICDs.

     - a test control system. This system manages the execution of the tests suite and the recording of test results. CEValidator provides communication features which control testing over network connections, a graphical user interface for displaying user controls and test results, and simultaneous testing capabilities for multiple systems.

CUSTOMERS

     Microsoft is our largest customer, representing approximately 79% and 87% of our total revenue in 1998 and for the six months ended June 30, 1999, respectively. Our other target customers include semiconductor vendors and OEMs seeking to leverage the numerous benefits of Windows CE in order to develop high quality, full-feature products that meet the complex and evolving requirements of numerous end-markets.

  Semiconductor Vendors

     Through late 1997, we provided services directly to semiconductor vendors. In late 1997, Microsoft decided to contract with us to provide services to the semiconductor vendors with whom we had previously contracted directly. In 1996 and 1997 we provided in excess of $1.0 million of services to each of the following semiconductor vendors:

        ARM
        Hitachi Semiconductor (America)
        Motorola Computer Group
        NEC

     Currently, we provide software products and services to these and other semiconductor vendors under our master agreement with Microsoft.

  OEM Customers

     The following is a representative list of our OEM customers in the first six months of 1999:

          AT&T
          Boundless Technologies
          Casio
          Cedar Systems
          Data General
          Development Concepts
          Ericsson
          Hewlett-Packard
          IGEL AG
          Lexicon
          LG Electronics
          NEC Electronics
          Philips Electronics
          Philips Mobile Computing Group
          Sainco
          Sharp Electronics
          Symbol Technologies
          Takaoka Electric
          Televideo
          Telxon
          Total Control Products
          Touchstar Technologies
          Two Technologies
          WebTV

     Due to customer confidentiality requirements, some customers are not disclosed. For the first six months of 1999, per-customer revenue for all customers varied from less than $5,000 to approximately $575,000.

     Selected Customer Projects
--------------------------------------------------------------------------------

             CUSTOMER                                         PROJECT
----------------------------------
      Hitachi Semiconductor         Hitachi Semiconductor (America) Inc., a wholly owned
                                    subsidiary of Hitachi America Ltd, is a semiconductor
                                    vendor.
                                    When Microsoft Windows CE was first introduced, Microsoft
                                    wanted to integrate Windows CE with a Hitachi-manufactured microprocessor. However, at the time, Hitachi did not
                                    possess tools that would allow Windows CE to operate on its microprocessor.
                                    Hitachi turned to us to help enable it to integrate the
                                    Windows CE operating system with its microprocessor. We
                                    worked closely with Hitachi to design software programs that helped enable Hitachi to develop a Windows CE-supported
                                    microprocessor architecture.
-
Hewlett-Packard                     Hewlett-Packard develops handheld and palm-size PC devices.
                                    To enhance the functionality of its handheld devices, HP was seeking to bundle third-party software applications with its devices to provide additional features, such as calendar and address book functions and faxing and printing capabilities.
                                    When HP began developing new Windows CE-based handheld
                                    devices, it turned to us to provide a variety of utility and personal productivity applications that would enhance the
                                    features of its product. Rather than include these
                                    applications on third-party CDs in its product boxes, HP now bundles these products into the memory of HP's handheld
                                    devices, HP Jornada 820 and HP Jornada 680, providing users instant access to our software programs without additional installations.
-
Advanced Micro Devices              Advanced Micro Devices is a supplier of integrated circuits for the personal and networked computer and communications markets. AMD needed to run Windows CE on its ElanSC400
                                    microprocessor, but lacked the in-house resources and
                                    knowledge of Windows CE necessary to complete the project
                                    within its required timeframe. AMD called on us to provide software products to help integrate Windows CE with its ICD microprocessor. We retained rights to the software we
                                    developed for AMD, and we are now reselling this software, in the form of a CE Xpress Kit, to OEMs interested in
                                    developing ICDs based on the AMD ElanSC400 system.
-

MICROSOFT RELATIONSHIP

     We maintain strategic relationships with Microsoft to promote its Windows CE operating system across a broad range of industries and applications. Our relationship with Microsoft extends to the following:


     Development partner. Under the terms of our master agreement, we are a "preferred Microsoft vendor" for Windows CE. Approximately 200 of our software engineers work on a number of different Windows CE-based projects for Microsoft and on the development of Windows CE-related software tools under various work plans. These software tools are then provided by Microsoft under the Microsoft name to semiconductor vendors and various OEMs utilizing Windows CE. We bill Microsoft on a time-and-materials basis, although each project has a maximum dollar cap. A separate work plan is generated for each project, which can then be modified or terminated by Microsoft at any time.

     Systems integrator. We are a Microsoft-sanctioned systems integrator for Windows CE, as indicated on the "embedded Windows CE" portion of Microsoft's website. In this capacity, we provide training, consulting and software engineering services and products to OEMs that are building Windows CE-based ICDs. We actively participate in the Microsoft systems integrator program, including participating with Microsoft in "partner pavilions" at trade shows and listing our services and posting our product announcements on the "embedded Windows CE" portion of Microsoft's website. In addition, Microsoft has periodically utilized our services when an OEM has required additional software engineering services.

     Windows CE distributor. We are a licensed distributor of the Windows CE operating system. We sub-license Windows CE by reselling the right to bundle this operating system in ICDs. Microsoft actively assists and manages its distributors to secure additional licensing opportunities for Windows CE. We are promoted on the "embedded Windows CE" portion of Microsoft's website as a distributor, and Microsoft shares with us leads generated from Web inquiries and tradeshows.

     Windows CE independent software vendor. Microsoft actively encourages third-party application development through its Developer Relations Group and Windows CE logo program, which allows third-party applications to receive Windows CE compatibility logos. We develop several software applications for a wide variety of Windows CE-based ICDs, which we market under our brand names, including bFax and bPrint. We also participate in marketing opportunities offered by Microsoft for third-party developers to promote our software applications. In addition, Microsoft has from time to time demonstrated our applications in connection with demonstrations to third parties of its Windows CE operating system.

SALES AND MARKETING

     We market our services to different semiconductor vendors through our direct sales force. We market our software tools products and related services that help OEMs integrate Windows CE into their ICDs through our direct sales force as well as through third-party representatives and distributors. We market our Windows CE-based software applications that are both bundled by OEMs onto particular ICDs and purchased directly by consumers for their ICDs through our direct sales force, third-party representatives and distributors, and other consumer retail channels. We have direct sales offices in the United States, Germany and Japan. As of August 31, 1999, we had 27 employees in our sales and marketing department. Key elements of our sales and marketing strategy include direct advertising, event marketing, an active public relations program, channel marketing programs, customer and strategic alliance partner co-marketing programs and a comprehensive website.

     We are currently developing new sales channels, including value-added resellers and systems integrators. We believe that these additional channels will further increase the brand awareness of our software products and services and will further promote the development of software infrastructures for Windows CE-based ICDs.

CUSTOMER SUPPORT

     We recognize the importance of offering quality service and support to our resellers and end-user customers. Therefore, we provide a wide range of services and support to both of these groups, including technical support for our products, educational services and professional services for implementing and customizing our products. Both our resellers and end-user customers can utilize web-based, e-mail and/or telephone support 24 hours a day, seven days a week, to access answers to questions, obtain assistance in determining the source of defects or errors and acquire solutions to common problems.

RESEARCH AND DEVELOPMENT

     As of August 31, 1999, we had 275 engineers engaged in research and development. Our research and development teams are responsible for the design, development and release of our products. Members of our research and development staff work closely with our sales and marketing department, as well as with our customers and potential customers, to better understand market needs and requirements.

     A substantial majority of our research and development engineers is involved in the development of the Windows CE operating system and accompanying tools for Microsoft. These responsibilities require significant expertise due to the radically different nature of the microprocessors and other hardware components used in Windows CE-based ICDs. This team has accumulated detailed knowledge of the Windows CE environment over the past five years, allowing us to continue to develop software products and services that enable the expanding capability and compatibility of Windows CE-based ICDs. To ensure that compatibility goals are met and that a high level of product quality is achieved, quality assurance groups within this team subject our products to tens of thousands of individual tests in multiple test configurations before the products are released to our customers. Due to the broad variety of hardware that hosts Windows CE, the quality assurance groups have had to develop a special expertise in managing and extending the test tools used to validate the tool kits for these diverse operating environments.

     The remainder of our research and development engineers develop Windows CE software for both end-user markets and product/application developers. The software engineers in this team are responsible for the development of commercial applications that provide added breadth and functionality for Windows CE-based ICDs as well as standard products used in the development and testing of new products utilizing the Windows CE operating system. Our engineers have significant experience in creating products for Windows CE, which enables us to bring products to market in a timely manner.

COMPETITION

     We face competition from:

     - our current and potential customers' internal research and development departments that may seek to develop their own proprietary products and solutions;

     - large professional engineering services firms, such as Cadence and EDS, that may enter the market;

     - established ICD software and tools manufacturers such as Applied Microsystems, Spyglass, Phoenix Technologies, Mentor Graphics and Integrated Systems;

     - small- and medium-size engineering services companies such as VenturCom, Eclipse International, BlueWater Systems and Vadem; and

     - software and component distributors such as Avnet/Hamilton Hallmark, Pioneer and Annasoft Systems.

As we develop new products, particularly products focused on specific industries, we may begin competing with companies with whom we have not previously competed.

     We compete principally on the basis of the breadth of software products and services offered, the experience of the providers, the quality of the software products and services, the time-to-market and price. We believe we compete favorably in each of these areas.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

     Intellectual property is critical to our success. In general, we attempt to protect our intellectual property rights through patent, copyright, trademark and trade secret laws and contractual arrangements. There can, however, be no assurance that our efforts will be effective to prevent misappropriation of our technology, or to prevent the development and design by others of products or technologies similar to or competitive with those developed by us.

     We currently have three pending U.S. patent applications. We do not have any issued patents. BSQUARE, bFAX and BSQUARE View are our registered trademarks. Additionally, bTRACK, bREADY, bFIND, bPRINT, bMOBILE, bUSEFUL, bTASK, bPRODUCTIVE, bSTART and CEValidator are our trademarks. We will continue to pursue registration of these and other marks. This prospectus also contains trademarks and tradenames of other companies.

EMPLOYEES

     As of August 31, 1999, we had 348 employees, excluding independent contractors and other temporary employees, including 275 employees in research and development, 27 employees in sales and marketing and 46 employees in general and administrative services. Of these employees, 338 are located in the United States, three are located in Germany and seven are located in Japan. In addition, from time to time, we employ temporary employees and consultants. None of our employees is represented by a labor union, and we consider our relations with our employees to be good.

FACILITIES

     We lease approximately 70,000 square feet of space in three buildings in Bellevue, Washington under multiple leases with various terms, with the longest term expiring in April 2003. In October 1999, we plan to relocate all of our U.S. employees to a single new location in Bellevue, Washington with approximately 126,000 square feet, pursuant to a lease that expires in 2009, with the option to renew for up to an additional 20 years. We also lease office space in Munich, Germany and Tokyo, Japan. We believe that our new facilities will be adequate to meet our needs for at least the next twelve months.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding our executive officers and directors:

              NAME                AGE                           POSITION
              ----                ---                           --------
William T. Baxter...............  36    Chairman of the Board, President and Chief Executive
                                        Officer
Brian V. Turner.................  39    Senior Vice President, Chief Financial Officer and
                                        Secretary
Albert T. Dosser................  42    Senior Vice President, Director
Peter R. Gregory................  37    Senior Vice President
David J. Bialer.................  39    General Manager
Donald L. Whitt.................  53    General Manager
Jeffrey T. Chambers(1)(2).......  44    Director
Scot E. Land(1)(2)..............  45    Director
William L. Larson...............  43    Director

---------------
(1) Member of audit committee

(2) Member of compensation committee

     William T. Baxter co-founded BSQUARE in July 1994 and has served as our President, Chief Executive Officer and Chairman of the Board since our inception. From June 1993 to October 1994, Mr. Baxter served as Principal Engineer at Digital Equipment Corporation, a manufacturer of business and networking computer systems. Between February 1990 and May 1993, Mr. Baxter served as Manager of Compiler Development at Intergraph Corporation, a developer and manufacturer of interactive computer graphics systems. Mr. Baxter holds a B.S. and M.S. in computer science from the University of Wyoming.

     Brian V. Turner has been our Senior Vice President, Chief Financial Officer and Secretary since April 1999. From September 1995 to April 1999, Mr. Turner was the Chief Financial Officer at RadiSys Corporation, a manufacturer and designer of computers. Between July 1982 and September 1995, Mr. Turner was with PricewaterhouseCoopers LLP, an accounting firm, most recently as a director in Corporate Finance. Mr. Turner holds a B.A. in international political science and a B.B.A. in accounting from the University of Washington.

     Albert T. Dosser co-founded BSQUARE in July 1994 and has served as a Senior Vice President and a director since our inception. From June 1992 to October 1994, Mr. Dosser served as a software engineer at Digital Equipment Corporation. Between August 1984 and June 1992, Mr. Dosser served as a software engineer at Telesoft, a software firm developing Ada compilers and related products, and from July 1982 to August 1984, he served as a sales support analyst and as assistant to the national product manager for the OEM Systems Division at NCR, a manufacturer of business and networking computer systems. Mr. Dosser holds a B.S. in information science, with a minor in mathematics, from East Tennessee State University.

     Peter R. Gregory co-founded BSQUARE in July 1994, has served as a Senior Vice President since our inception and was a director from inception until September 1999. From August 1991 to October 1994, Mr. Gregory served as Senior Software Engineer at Digital Equipment Corporation. Between February 1990 and August 1991, Mr. Gregory served as Senior Software Engineer at a subsidiary of Motorola, a computer component and telecommunications equipment manufacturer. Mr. Gregory holds a B.A. in computer science from Southern Illinois University at Carbondale.

     David J. Bialer has been a General Manager at BSQUARE since September 1998. From January 1998 to August 1998, Mr. Bialer was the Director of Business Development at MobileSoft, a division of Philips Electronics North America Corporation and a Windows CE e-commerce website founded by Mr. Bialer. From April 1996 to January 1998, Mr. Bialer served as a Senior Product Manager at Philips Mobile Computing Group, a manufacturer of Windows CE-based devices, and from December 1995 to February 1996, he served as a Senior Manager, Business Development at VDOnet, a developer of video conferencing, messaging and streaming software. From December 1994 to December 1995, Mr. Bialer served as a Senior Manager at Oracle Corporation, a database company, and from January 1993 to December 1994, he served as a Senior Product Marketing Engineer at Intel Corporation, a manufacturer of semiconductor, computer and networking products. Mr. Bialer holds a B.S. in computer science from Cornell University and an M.B.A. from the University of Pennsylvania, Wharton School of Business.

     Donald L. Whitt has been a General Manager at BSQUARE since April 1998, and from May 1997 to April 1998, Mr. Whitt held various other positions with us. From October 1993 to May 1997, Mr. Whitt was a program manager at Secure Computing Corporation, an Internet security company, and from May 1970 to May 1993, he served in management positions at Control Data Corporation, a computer manufacturer. Mr. Whitt holds a B.S. in mathematics from California State University at Fresno.

     Jeffrey T. Chambers has been a director of BSQUARE since February 1998. Mr. Chambers was elected to our board of directors in connection with the purchase of shares of our preferred stock by affiliates of TA Associates, Inc., a venture capital firm. Mr. Chambers has been employed by TA Associates or its predecessor since 1980, where he currently serves as a managing director. In addition to BSQUARE, Mr. Chambers currently serves as a director of several privately held companies.


     Scot E. Land has been a director of BSQUARE since February 1998. Mr. Land was elected to our board of directors in connection with the purchase of shares of our preferred stock by affiliates of Encompass Group, a venture capital firm. Mr. Land is currently a managing director of Encompass Ventures, an affiliate of Encompass Group, a position he has held since September 1997. Prior to joining Encompass, Mr. Land was a Senior Technology Analyst and Strategic Planning Consultant with Microsoft from June 1995 to September 1997, and a technology research analyst and investment banker for First Marathon Securities, a Canadian investment bank, from September 1993 to April 1995. From October 1988 to February 1993, Mr. Land was the President and Chief Executive Officer of InVision Technologies, a publicly traded company founded by Mr. Land in October, 1988 that designs and manufacturers high-speed computer-aided topography systems for automatic explosives detection for aviation security. Prior to founding InVision Technologies, Mr. Land served as a principal in the international consulting practice of Ernst and Young LLP, a public accounting firm, from April 1984 to October 1988.


     William L. Larson has been a director of BSQUARE since September 1998. Since September 1993 Mr. Larson has been the Chief Executive Officer of Network Associates, Inc., a software company, where he has also served as President and a director since October 1993 and as Chairman of the Board since April 1995. From August 1988 to September 1993, Mr. Larson served as a Vice President of SunSoft, Inc., a systems software subsidiary of Sun Microsystems, where he was responsible for worldwide sales and marketing.

BOARD OF DIRECTORS

     We currently have authorized seven directors; however, two board seats are vacant. Currently all directors hold office until the next annual meeting of shareholders or until their successors are duly elected, and will continue to do so following the closing of this offering. However, our amended and restated articles of incorporation provide that as of the first annual meeting of shareholders after the closing of this offering, our board of directors will be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our shareholders, with the other classes continuing for the remainder of their respective three-year terms.

     In addition, in connection with its purchase of shares of common stock, following this offering we have agreed to use our best efforts to cause an individual selected by Vulcan Ventures and reasonably acceptable to us to be elected to our board of directors.

  Committees

     Our board of directors currently has an audit committee and a compensation committee. The audit committee consists of Mr. Chambers and Mr. Land. The audit committee makes recommendations to our board of directors regarding the selection of independent auditors, reviews the scope of audit and other services by our independent auditors, reviews the accounting principles and auditing practices and procedures to be used for our financial statements and reviews the results of our audits. The compensation committee consists of Mr. Chambers and Mr. Land. The compensation committee reviews and approves the compensation and benefits for our executive officers, grants stock options under our stock option plan and makes recommendations to our board of directors on compensation matters.

  Compensation Committee Interlocks and Insider Participation

     No interlocking relationship exists between any member of our board of directors or compensation committee and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

     In January 1998, we sold 8,333,333 shares of Series A Preferred Stock at a per share price of $1.80. Purchasers of Series A Preferred Stock included:

     - TA Associates and its affiliates, who collectively purchased 6,666,667 shares and are beneficial owners of 25.6% of our outstanding common stock on an as-converted basis prior to this offering. One of our directors, Jeffrey T. Chambers, is a managing director of TA Associates; and

     - Encompass Ventures and its affiliates, who collectively purchased 1,666,666 shares and are beneficial owners of 6.5% of our outstanding common stock on an as-converted basis prior to this offering. One of our directors, Scot E. Land, is a managing director of Encompass Ventures.

Upon closing of this offering, each outstanding share of Series A Preferred Stock will convert into one share of common stock.

     In connection with the sale of the Series A Preferred Stock, the investors were granted registration rights, and we may therefore become obligated to effect a registration under the Securities Act of 1933 of shares of common stock held by these investors upon the conversion of their preferred stock.

     In September 1998, we granted an option to purchase 125,000 shares of common stock at an exercise price of $1.00 per share to NextGen, an affiliate of Encompass Ventures, in exchange for consulting services.

     We have also granted options to purchase common stock to Messrs. Chambers and Land. Because of contractual obligations involving Mr. Chambers and his affiliated investment entities, the option grant to Mr. Chambers was issued in the name of TA Associates, Inc.

  Compensation

     Our directors are reimbursed for expenses incurred in connection with attending board and committee meetings but are not otherwise compensated for their services as board members. In August 1998, we granted to each of TA Associates, with whom Jeffrey T. Chambers, one of our directors, is affiliated, and Scot E. Land, one of our directors, an option to purchase 45,000 shares of our common stock at an exercise price of $1.80 per share, vesting in three annual installments of 15,000 shares each. In July 1998, we granted to William Larson, one of our directors, an option to purchase 120,000 shares of our common stock at an exercise price of $1.80 per share, vesting in three annual installments of 40,000 shares each. We currently intend to make comparable option grants to future non-employee directors.

EXECUTIVE OFFICERS

     Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and officers.

EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning compensation for services rendered to us in all capacities during the fiscal year ended December 31, 1998 by our chief executive officer and our four other most highly compensated executive officers whose salary and bonus for fiscal 1998 exceeded $100,000.

                                   ANNUAL           LONG TERM                    ALL OTHER
                                COMPENSATION       COMPENSATION                COMPENSATION
                             ------------------    ------------    -------------------------------------
                                                    SECURITIES       HEALTH       LIFE AND
                                                    UNDERLYING     INSURANCE     DISABILITY      MOVING
NAME AND PRINCIPAL POSITION   SALARY     BONUS     OPTIONS (#S)     PREMIUMS      PREMIUMS      EXPENSES
---------------------------  --------    ------    ------------    ----------    -----------    --------
William T. Baxter..........  $252,625    $   --           --         $2,133        $1,060        $   --
  President and Chief
     Executive Officer
Albert T. Dosser...........   150,000        --           --          1,776         1,305            --
  Senior Vice President
Peter R. Gregory...........   150,000        --           --             --         1,070            --
  Senior Vice President
David J. Bialer(1).........    37,000     1,000      100,000            699            --         8,676
  General Manager
Donald L. Whitt............   103,265     2,452       10,000          2,192            --            --
  General Manager

---------------
(1) Mr. Bialer was hired by us on September 8, 1998. If he had been employed during the entire fiscal year ended December 31, 1998, his annual salary would have been $130,000.

  Option Grants in Fiscal Year 1998

     The following table sets forth certain information with respect to stock options granted to each of our named executive officers during the fiscal year ended December 31, 1998. In accordance with the rules of the Securities and Exchange Commission, also shown below is the potential realizable value over the term of the option, the period from the grant date to the expiration date, giving effect to an assumed initial public offering price of $13.00 per share and based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These rates are mandated by the SEC and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock. In the fiscal year ended December 31, 1998, we granted options to acquire up to an aggregate of 1,108,150 shares of common stock to employees and directors, all under our stock option plan and all at an exercise price equal to the fair market value of our common stock on the date of grant as determined in good faith by our board of directors.

                                                INDIVIDUAL GRANTS
                          -------------------------------------------------------------    POTENTIAL REALIZABLE VALUE
                                                  PERCENT OF                               AT ASSUMED ANNUAL RATES OF
                                                 TOTAL OPTIONS                            STOCK PRICE APPRECIATION FOR
                          NUMBER OF SECURITIES    GRANTED TO     EXERCISE                          OPTION TERM
                           UNDERLYING OPTIONS    EMPLOYEES IN    PRICE PER   EXPIRATION   -----------------------------
          NAME                  GRANTED           FISCAL 1998      SHARE        DATE           5%              10%
          ----            --------------------   -------------   ---------   ----------   -------------   -------------
William T. Baxter.......             --                --          $  --           --      $       --      $       --
Albert T. Dosser........             --                --             --           --              --              --
Peter R. Gregory........             --                --             --           --              --              --
David J. Bialer.........        100,000               9.0%          1.00      9/25/08       2,017,563       3,271,865
Donald L. Whitt.........         10,000               1.0%          1.00      7/17/08         201,756         327,186

  Aggregate Option Exercises in Fiscal Year 1998 and Fiscal Year-End Option
  Values

     With respect to our named executive officers, the following table sets forth information concerning option exercises in the fiscal year ended December 31, 1998 and exercisable and unexercisable options held as of December 31, 1998. The "Value Realized" and the "Value of Unexercised In-the-Money Options at December 31, 1998" are based upon an assumed initial public offering price of $13.00 per share minus the per share exercise price multiplied by the number of shares underlying the option.

                                                            NUMBER OF SECURITIES
                                  NUMBER OF SHARES         UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                ACQUIRED ON EXERCISE             OPTIONS AT              IN-THE-MONEY OPTIONS AT
                               -----------------------        DECEMBER 31, 1998             DECEMBER 31, 1998
                                              VALUE      ---------------------------   ---------------------------
            NAME               EXERCISED    REALIZED     EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----               ---------   -----------   -----------   -------------   -----------   -------------
William T. Baxter............       --       $   --             --             --      $       --      $     --
Albert T. Dosser.............       --           --             --             --              --            --
Peter R. Gregory.............       --           --             --             --              --            --
David J. Bialer..............       --           --        100,000             --       1,200,000            --
Donald L. Whitt..............    5,000           --             --         25,000              --       314,257

EMPLOYEE BENEFIT PLANS

  Amended and Restated Stock Option Plan

     Our board of directors adopted and our shareholders approved our amended and restated stock option plan in May 1997. As of August 31, 1999, we had reserved a total of 5,625,000 shares of common stock for issuance under the stock option plan. The stock option plan provides for the granting to our employees, including officers and directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986 and for the granting to employees, consultants and non-employee directors of nonstatutory stock options. If an optionee would have the right in any calendar year to exercise for the first time incentive stock options for shares having an aggregate fair market value (determined for each share as of the date the option to purchase the shares was granted) in excess of $100,000, any such excess options shall be treated as nonstatutory stock options. Unless terminated earlier by our board of directors, the plan will terminate in May 2007. As of August 31, 1999, options to purchase 3,251,542 shares of common stock were outstanding under this plan and 303,278 shares had been issued upon exercise of options.

     The stock option plan may be administered by our board of directors or a committee of our board. Our board of directors determines the terms of each option granted under the stock option plan, including the number of shares subject to an option, exercise price, vesting schedule and duration. The exercise price of all incentive stock options granted under the stock option plan cannot be less than the fair market value of the common stock on the date of grant and, in the case of incentive stock options granted to holders of more than 10% of our voting power, not less than 110% of the fair market value. Generally, options granted under the stock option plan have a term of ten years, vest annually over a four-year period and are nontransferable. Payment of the exercise price of options may be made in cash or other consideration as determined by our board of directors.

     Our board of directors has the authority to amend or terminate the stock option plan as long as such action does not adversely affect any outstanding option and provided that shareholder approval for any amendments to the stock option plan shall be obtained to the extent required by applicable law.

  Employee Stock Purchase Plan

     Our board of directors and shareholders adopted an employee stock purchase plan in August 1999. We will implement the employee stock purchase plan effective as of the date of this prospectus. The employee stock purchase plan provides a convenient and practical means by which employees may participate in stock ownership. Our board of directors believes that the opportunity to acquire a proprietary interest in our success through the acquisition of shares of common stock pursuant to the employee stock purchase plan is an important aspect of our ability to attract and retain highly qualified and motivated employees. The employee stock purchase plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. The employee stock purchase plan may be administered by our board of directors or by a committee appointed by our board of directors. The plan administrator has the power to make and interpret all rules and regulations it deems necessary to administer the employee stock purchase plan. Our board of directors has broad authority to amend the employee stock purchase plan, subject in some instances to shareholder approval. All of our employees who customarily work more than 20 hours per week, including our officers, are eligible to participate in the employee stock purchase plan. Eligible employees may elect to contribute from 1% to 10% of the compensation paid to them during each pay period towards stock purchases under the plan. Other than the first offering, which will have a duration of approximately 19 months, each participant may enroll in an 18-month offering in which shares of common stock are purchased on the last day of each six-month period during the offering. The first offering will commence on the date of this prospectus and will terminate on May 14, 2001. Thereafter, a separate offering will commence on November 15 and May 15 of each year. The purchase price for shares purchased under the employee stock purchase plan will be equal to 85% of the lower of:

     - the fair market value of our common stock on the enrollment date of the offering; or

     - the fair market value on the date of purchase.

Neither payroll deductions credited to an employee's account nor any rights with regard to the purchase of shares under the employee stock purchase plan may be assigned, transferred, pledged or otherwise disposed of in any way by a participant, except that a participant may designate a beneficiary in the event of his or her death.

     Upon termination of employment due to death, retirement or disability, the payroll deductions credited to an employee's account will be used to purchase shares on the next purchase date. Any remaining balance will be returned to the participant or his or her beneficiary. Upon termination of employment for any other reason, any payroll deductions credited to an employee's account will be returned to the participant. We have authorized the issuance of up to 1,500,000 shares of common stock under the employee stock purchase plan. In the event of a merger, consolidation or acquisition by another corporation of all or substantially all of our assets, each outstanding right to purchase shares under the employee stock purchase plan shall be assumed or an equivalent stock purchase right substituted by the successor corporation. If the successor corporation refuses to assume or substitute for the stock purchase right, the offering period during which a participant may purchase stock will be shortened to a specified date before the proposed merger or sale. Similarly, in the event of our liquidation or dissolution, the offering period during which a participant may purchase stock will be shortened to a specified date before the date of the liquidation or dissolution.

  401(k) Plan

     In March 1997, our board of directors adopted a tax-qualified employee savings and retirement plan for eligible U.S. employees. Eligible employees may elect to defer a percentage of their eligible compensation in the 401(k) plan, subject to the statutorily prescribed annual limit. We make matching contributions on behalf of all participants in the 401(k) plan in the amount equal to one-half of the first 6% of an employee's contributions. Matching contributions are subject to a vesting schedule; all other contributions are at all times fully vested. We intend the 401(k) plan to qualify under Sections 401(k) and 501 of the Internal Revenue Code so that contributions by employees or us to the 401(k) plan, and income earned, if any, on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and so that we will be able to deduct our contributions when made. The trustee of the 401(k) plan, at the direction of each participant, invests the assets of the 401(k) plan in any of a number of investment options.

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

     We currently do not have any employment agreements with any of our named executive officers. Our stock option plan provides that in the event a third party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, if so provided in applicable stock option agreements, the unexercised portion of outstanding options will vest and become immediately exercisable.

Only two of our officers have stock option agreements that contain change of control provisions. David Bialer has a stock option agreement which provides for the acceleration of vesting of 50% of any unvested portion of his options in the event a third party acquires us. In addition, Brian V. Turner has a stock option agreement pursuant to which his options are all immediately vested but subject to repurchase by us over a period of four years from the date of grant. Mr. Turner's option agreement also provides for the release of 50% of any unreleased portion of his options in the event a third party acquires us. We do not have change of control arrangements with any of our other named executive officers.

DIRECTOR AND OFFICER INDEMNIFICATION AND LIABILITY

     Our amended and restated articles of incorporation limit the liability of directors and officers to the fullest extent currently permitted by the Washington Business Corporation Act or as it may be amended in the future. Consequently, subject to the WBCA, no director will be personally liable to us or our shareholders for monetary damages resulting from his conduct as our director, except liability for:

     - acts or omissions involving intentional misconduct or knowing violations of law;

     - unlawful distributions; or

     - transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled.

     Our amended and restated articles of incorporation also provide that we shall indemnify any individual made a party to a proceeding because that individual is or was one of our directors or officers and shall advance or reimburse reasonable expenses incurred by such individual in advance of the final disposition of the proceeding to the fullest extent permitted by applicable law. Any repeal of or modification to our amended and restated articles of incorporation may not adversely affect any right of any of our directors who is or was a director at the time of such repeal or modification. To the extent the provisions of our amended and restated articles of incorporation provide for indemnification of directors for liabilities arising under the Securities Act, those provisions are, in the opinion of the SEC, against public policy as expressed in the Securities Act and are therefore unenforceable.

     Our bylaws provide that we shall indemnify our directors and officers and may indemnify our employees and agents to the fullest extent permitted by law. In addition, we have entered into separate indemnification agreements with our directors and certain executive officers that could require us, among other things, to indemnify them against liabilities that arise because of their status or service as directors or executive officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Finally, we have purchased and intend to maintain a liability insurance policy, pursuant to which our directors and officers may be indemnified against liability they may incur for serving in their capacities as our directors and officers. We believe that the limitation of liability provisions in our amended and restated articles of incorporation, the indemnification provisions in our bylaws, the indemnification agreements and the liability insurance policy will facilitate our ability to continue to attract and retain qualified individuals to serve as our directors and officers.

                           RELATED-PARTY TRANSACTIONS

     In connection with our conversion from a subchapter S corporation to a C corporation in October 1997, we issued notes payable to William T. Baxter, Albert T. Dosser and Peter R. Gregory, each in the principal amount of $654,970.76, which were repaid in full in January 1998.

     In January 1998, we sold 8,333,333 shares of Series A Preferred Stock at a per share price of $1.80. Purchasers of Series A Preferred Stock included TA Associates and its affiliates, who collectively purchased 6,666,667 shares and hold more than 5% of our outstanding common stock on an as-converted basis, and of which one of our directors, Jeffrey T. Chambers, is a partner; and Encompass Ventures and its affiliates, who collectively purchased 1,666,666 shares and hold more than 5% of our outstanding common stock on an as-converted basis, and of which one of our directors, Scot E. Land, is a managing director. Messrs. Chambers and Land were elected to our board of directors under the terms of the stock purchase agreement pursuant to which the investors purchased the Series A Preferred Stock. Upon closing of this offering, each outstanding share of Series A Preferred Stock will convert into one share of common stock.

     In connection with the sale of the Series A Preferred Stock, the investors were granted registration rights, and we may therefore become obligated to effect a registration under the Securities Act of shares of common stock held by these investors upon the conversion of their preferred stock. In addition, in connection with the Series A Preferred Stock offering, we redeemed 1,111,111 shares of common stock from each of Messrs. Baxter, Dosser and Gregory for aggregate consideration of $6,000,000.

     In September 1998, we entered into an agreement granting an option to purchase 125,000 shares of common stock at an exercise price of $1.00 per share to NextGen in exchange for consulting services. A minority interest in NextGen was subsequently acquired by Encompass Ventures and its name was changed to Encompass Europe, Inc. Mr. Land became a director of Encompass Europe. The consulting agreement by its terms terminated August 1, 1999.

     We granted options to purchase shares of common stock to the following officers and directors on the date, for the number of shares and with an exercise price indicated opposite each person's name:


                                                          NUMBER OF SHARES
                                                             UNDERLYING      EXERCISE
NAME                                         GRANT DATE       OPTIONS         PRICE
----                                         ----------   ----------------   --------
David J. Bialer............................    9/25/98        100,000         $ 1.00
Jeffrey T. Chambers........................     8/3/98         45,000           1.80
Scot E. Land...............................     8/3/98         45,000           1.80
                                              10/15/99         40,000          12.00
William L. Larson..........................    7/20/98        120,000           1.80
Brian V. Turner............................     4/7/99        300,000           1.44
                                              10/15/99         40,000          12.00
Donald L. Whitt............................    6/11/97         20,000           0.05
                                               7/17/98         10,000           1.00
                                                7/5/99         40,000           2.50


     Because of contractual obligations involving Mr. Chambers and his affiliated investment entities, the option grant to Mr. Chambers was issued in the name of TA Associates, Inc.

     In September 1999, we sold 1,518,378 shares of our common stock to Vulcan Ventures for an aggregate purchase price of approximately $18.7 million. In connection with its purchase of our common stock, Vulcan Ventures will receive piggy-back registration rights, and we may therefore become obligated to register under the Securities Act shares of common stock held by Vulcan Ventures. In addition, pursuant to the stock purchase agreement between us and Vulcan Ventures, following this offering we have agreed to use our best efforts to cause an individual selected by Vulcan Ventures and reasonably acceptable to us to be elected to our board of directors. Vulcan Ventures has the right to require us to redeem the shares at the original issuance price if this offering is not completed by December 15, 1999.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of August 31, 1999, and as adjusted to reflect the sale of the common stock offered hereby, by:

     - each shareholder known by us to own beneficially more than 5% of our outstanding common stock;

     - each of our directors;

     - each of our named executive officers; and

     - all current executive officers and directors as a group.

     Beneficial ownership is determined in accordance with the rules of the SEC. For purposes of calculating the number of shares beneficially owned by a shareholder and the percentage ownership of that shareholder, shares of common stock subject to options that are currently exercisable or exercisable within 60 days of August 31, 1999 by that shareholder are deemed outstanding. These options are listed below under the heading "Number of Shares Underlying Options" and are not treated as outstanding for the purpose of computing the percentage ownership of any other shareholder. Percentage ownership is based on 28,196,656 shares of common stock outstanding on August 31, 1999, giving effect to the sale of 1,518,378 shares of common stock to Vulcan Ventures in September 1999, and 32,196,656 shares outstanding upon completion of this offering.

     If the underwriters' over-allotment option is exercised in full, six of our shareholders, consisting of TA Associates, Encompass Ventures, Albert T. Dosser, Peter R. Gregory, William T. Baxter and Joseph Notarangelo, will sell an aggregate of 600,000 shares of common stock to the underwriters. Information regarding the beneficial ownership of these shareholders in the event the underwriters' over-allotment option is exercised in full is set forth below.

     Unless otherwise noted below, the address for each shareholder below is: c/o BSQUARE Corporation, 3633 136th Place S.E., Suite 100, Bellevue, WA 98006. Unless otherwise noted, we believe that each of the shareholders has sole investment and voting power with respect to the common stock indicated, except to the extent shared by spouses under applicable law.

                                                                                 PERCENTAGE OF SHARES
                                                                                      OUTSTANDING
                                                                    NUMBER OF    ---------------------
                                                                     SHARES
                                                      NUMBER OF    UNDERLYING     BEFORE       AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER                    SHARES       OPTIONS     OFFERING    OFFERING
------------------------------------                  ----------   -----------   ---------   ---------
Entities affiliated with TA Associates, Inc.(1).....   7,192,130      15,000       25.5%       22.4%
  High Street Tower
  Suite 2500
  Boston, MA 02110
Jeffrey T. Chambers(2)..............................   7,192,130      15,000       25.5        22.4
Albert T. Dosser(3).................................   5,888,889          --       20.9        18.3
Peter R. Gregory(4).................................   5,875,089          --       20.8        18.2
William T. Baxter(5)................................   5,142,362          --       18.2        16.0
Scot E. Land(6).....................................   1,805,555      56,666        6.6         5.8
Entities affiliated with Encompass Ventures(7)......   1,805,555      41,666        6.5         5.7
  4040 Lake Washington Blvd. N.E.
  Suite 205
  Kirkland, WA 98033

                                                                                 PERCENTAGE OF SHARES
                                                                                      OUTSTANDING
                                                                    NUMBER OF    ---------------------
                                                                     SHARES
                                                      NUMBER OF    UNDERLYING     BEFORE       AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER                    SHARES       OPTIONS     OFFERING    OFFERING
------------------------------------                  ----------   -----------   ---------   ---------
Vulcan Ventures Incorporated(8).....................   1,518,378          --        5.4         4.7
  110 110th Avenue N.E., Suite 550
  Bellevue, WA 98004
Brian V. Turner.....................................          --     300,000        1.1           *
William L. Larson...................................          --      40,000          *           *
David J. Bialer.....................................          --     100,000          *           *
Donald L. Whitt.....................................       5,000       7,500          *           *
All executive officers and directors as a group
  (9 persons)(9)....................................  25,909,025     519,166       93.7%       82.1%

---------------
 *  Less than 1%

(1) Includes 5,865,962 shares held by TA/Advent VIII L.P., 1,100,968 shares held by Advent Atlantic and Pacific III, L.P., 117,318 shares held by TA Investors L.L.C. and 107,882 shares held by TA Executives Fund L.L.C., all of which are funds managed by TA Associates. If the underwriters' over-allotment option is exercised in full, the entities affiliated with TA Associates will sell 164,210 shares and own 21.9% of the shares then outstanding.

(2) Includes 5,865,962 shares held by TA/Advent VIII L.P., 1,100,968 shares held by Advent Atlantic and Pacific III, L.P., 117,318 shares held by TA Investors L.L.C. and 107,882 shares held by TA Executives Fund L.L.C., all of which are funds managed by TA Associates. Mr. Chambers is a managing director of TA Associates. Mr. Chambers directly or indirectly shares voting and investment power with respect to such shares but disclaims beneficial ownership. If the underwriters' over-allotment option is exercised in full, the entities affiliated with TA Associates will sell 164,210 shares and own 21.9% of the shares then outstanding.

(3) If the underwriters' over-allotment option is exercised in full, Mr. Dosser will sell 134,455 shares and own 17.9% of the shares then outstanding.

(4) If the underwriters' over-allotment option is exercised in full, Mr. Gregory will sell 134,139 shares and own 17.8% of the shares then outstanding.

(5) If the underwriters' over-allotment option is exercised in full, Mr. Baxter will sell 117,410 shares and own 15.6% of the shares then outstanding.

(6) Includes 1,372,222 shares held by Encompass Group US Information Technology Partners 1 LP, 277,778 shares held by TCI Club and 155,555 shares held by Northwest Financing, L.L.C., all of which are funds managed by Encompass Ventures. Also includes an option to purchase 41,666 shares held by Encompass Europe, Inc., in which Encompass Ventures holds a minority interest. Mr. Land is a managing director of Encompass Ventures and is a director of Encompass Europe. Mr. Land directly or indirectly shares voting and investment power with respect to such shares but disclaims beneficial ownership. If the underwriters' over-allotment option is exercised in full, the entities affiliated with Encompass Ventures will sell 41,224 shares and own 5.6% of the shares then outstanding.

(7) Includes 1,372,222 shares held by Encompass Group US Information Technology Partners 1 LP, 277,778 shares held by TCI Club and 155,555 shares held by Northwest Financing, L.L.C., all of which are funds managed by Encompass Ventures. Also includes an option to purchase 41,666 shares held by Encompass Europe, Inc., in which Encompass Ventures holds a minority interest. Encompass Ventures disclaims beneficial ownership of Encompass Europe's shares. If the underwriters' over-allotment option is exercised in full, the entities affiliated with Encompass Ventures will sell 41,224 shares and own 5.6% of the shares then outstanding.

(8) In September 1999, we sold 1,518,378 shares of our common stock to Vulcan Ventures Incorporated. Vulcan Ventures has the right to require us to redeem the shares at the original issuance price if this offering is not completed by December 15, 1999.

(9) See footnotes 2 and 6 above. If the underwriters' over-allotment is exercised in full, all executive officers and directors as a group will sell 591,438 shares and own 79.0% of the shares then outstanding.

     Joseph Notarangelo, our Vice President-Strategic Business Development, beneficially owns 375,000 shares of common stock and immediately exercisable options to purchase an additional 64,250 shares, which together represent 1.6% of the shares outstanding prior to this offering and 1.4% after this offering. If the underwriters' over-allotment option is exercised in full, Mr. Notarangelo will sell 8,562 shares and own 1.3% of the shares then outstanding.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon completion of this offering, we will be authorized to issue up to 50,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, no par value. The following summary of certain provisions of our common stock and preferred stock is not complete and may not contain all the information you should consider before investing in the common stock. This description is subject to and qualified in its entirety by provisions of our amended and restated articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, and by provisions of applicable Washington law.

COMMON STOCK

     As of August 31, 1999, assuming conversion of all outstanding shares of preferred stock and the issuance of 1,518,378 shares of common stock to Vulcan Ventures, there were 28,196,656 shares of common stock outstanding that were held of record by 99 shareholders. After giving effect to the sale of common stock offered in this offering, there will be 32,196,656 shares of common stock outstanding, assuming no exercise of outstanding options. As of August 31, 1999, there were outstanding options to purchase a total of 3,251,542 shares of common stock.

     The holders of common stock are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to preferences that may be granted to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably only those dividends our board of directors declares out of funds legally available for the payment of dividends as well as any other distributions to the shareholders.

     If we are liquidated, dissolved or wound-up, the holders of common stock are entitled to share pro rata all of our assets remaining after payment of our liabilities and liquidation preferences of any then-outstanding shares of preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued in this offering will be fully paid and non-assessable.

PREFERRED STOCK

     Upon the closing of this offering, all outstanding shares of preferred stock will be converted into 8,333,333 shares of common stock. Thereafter, pursuant to our amended and restated articles of incorporation, our board of directors will have the authority, without further action by the shareholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the relative designations, powers, preferences and privileges of the preferred stock, any or all of which may be greater than the rights of the common stock. Our board of directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms that could delay or prevent a change in control of us or make removal of our management more difficult. Additionally, the issuance of preferred stock may decrease the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. We have no present plans to issue any preferred stock.

REGISTRATION RIGHTS

  Series A Convertible Preferred Stock

     After this offering, the holders of 8,333,333 shares of common stock will be entitled to rights with respect to the registration of such shares under the Securities Act pursuant to a stock purchase and shareholders agreement among such holders and us dated January 30, 1998. Under the terms of this agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of the registration and to include their shares of common stock in the registration at our expense. Additionally, such holders are entitled to demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock. Further, such holders may require us to file additional registration statements on Form S-3 at our expense. All of these registration rights are subject to the right of the underwriters of an offering to limit the number of shares included in such registration. These registration rights terminate when the holder can transfer his or her registrable shares pursuant to Rule 144. The holders of these registration rights have entered into lock-up agreements and waived their registration rights until 180 days following the closing of this offering.

  Vulcan Ventures Incorporated

     In connection with its purchase of 1,518,378 shares of our common stock, Vulcan Ventures Incorporated is entitled to rights with respect to the registration of such shares under the Securities Act. If we propose to register any of our shares under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, Vulcan Ventures is entitled to notice of the registration and to include their shares of common stock in the registration at our expense. Vulcan Ventures' registration rights are subject to the right of the underwriters of an offering to limit the number of shares included in such registration. Vulcan Ventures' registration rights terminate when Vulcan Ventures can sell its registrable shares pursuant to Rule 144 without restriction. Vulcan Ventures has entered into a lock-up agreement until 180 days following the closing of this offering.

ANTITAKEOVER EFFECTS OF CERTAIN PROVISIONS OF OUR AMENDED AND RESTATED ARTICLES OF INCORPORATION, BYLAWS AND WASHINGTON LAW

     Our board of directors, without shareholder approval, has the authority under our amended and restated articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control of us or make removal of our management more difficult. In addition, as of the first annual meeting of shareholders following the closing of this offering, our board of directors will be divided into three classes. The directors in each class will serve for three-year terms, one class being elected each year by our shareholders, and directors can only be removed for cause. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of our company because it generally makes it more difficult for shareholders to replace a majority of the directors.

     Chapter 19 of the Washington Business Corporation Act generally prohibits a "target corporation" from engaging in certain significant business transactions with an "acquiring person," which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after the acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition. Prohibited significant business transactions include, among other things:

     - a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

     - termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares; or

     - allowing the acquiring person to receive any disproportionate benefits as a shareholder.

     After the five-year period, a "significant business transaction" may occur as long as it complies with certain "fair price" provisions of the statute. A corporation may not "opt out" of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of our company.

     In addition, our bylaws provide that shareholders may not raise new matters or nominate directors at a meeting of shareholders unless advance notice requirements are satisfied, which could have the effect of delaying or deterring a change in control of us.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, L.L.C. The transfer agent's address is 520 Pike Street, Suite 1220, Seattle, Washington 98101, and its telephone number is (206) 292-3795.

NATIONAL MARKET LISTING

     We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "BSQR."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have 32,196,656 shares of common stock outstanding, assuming no exercise of options after August 31, 1999 and the issuance of 1,518,378 shares of common stock to Vulcan Ventures. Of these shares, the 4,000,000 shares that we expect to sell in this offering will be freely tradable in the public market without restriction under the Securities Act, unless such shares are held by our "affiliates," as that term is defined in Rule 144 under the Securities Act.

     The remaining 28,196,656 shares of common stock that will be outstanding after this offering will be restricted shares because they were sold in private transactions in reliance on exemptions from registration under the Securities Act. The following table shows the timing of when shares outstanding on August 31, 1999 may be eligible for resale in the public market after effectiveness of this offering:


DAYS AFTER DATE OF THIS PROSPECTUS  SHARES FIRST ELIGIBLE FOR RESALE                COMMENT
----------------------------------  --------------------------------    -------------------------------
- Upon effectiveness............                4,000,000               - Freely tradable shares sold
                                                                          in this offering
- Upon filing of Form S-8
  registration statement
  immediately after effectiveness
  of this offering..............                   63,702               - Outstanding shares registered
                                                                          on Form S-8 and not locked up
- 90 days.......................                   47,200               - Shares eligible for sale
                                                                          under Rules 144 and 701 and
                                                                          not previously registered on
                                                                          Form S-8 or locked up
- 181 days......................               28,085,754               - Freely tradable upon
                                                                          expiration of lock-up
                                                                          agreements


  S-8 Registration Statements

     As of August 31, 1999, there were a total of 3,251,542 shares of common stock subject to outstanding options under our stock option plan, 1,100,574 of which were vested. Immediately after the completion of the offering, we intend to file registration statements on Form S-8 under the Securities Act to register certain of the shares of common stock issued or reserved for future issuance under our stock option plan and our employee stock purchase plan. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted pursuant to our stock option plan and employee stock purchase plan generally would be available for resale in the public market without restriction. Approximately 107,885 shares underlying vested stock options will be eligible for sale upon filing of the Form S-8 registration statement immediately after effectiveness of this offering.

  Rule 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year would be entitled to sell in any three-month period up to the greater of:

     - 1% of the then-outstanding shares of common stock, or approximately 322,000 shares immediately after this offering; and

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about us.

  Rule 701

     Any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a written stock or option plan before the effective date of this offering is entitled to rely on the resale provisions of Rule 701, subject to the lock-up agreements described above. In general, Rule 701 permits non-affiliates to sell their Rule 701 shares 90 days after the effectiveness of a registration statement relating to a company's initial public offering without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the holding period of Rule 144.

  Rule 144(k)

     Under Rule 144(k), a person who has not been one of our affiliates during the preceding 90 days and who has beneficially owned the restricted shares for at least two years is entitled to sell them without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  Lock-Up Agreements

     Pursuant to certain "lock-up" agreements, we and our executive officers, directors and certain of our other shareholders have agreed not to offer, sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated             , 1999, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Lehman Brothers Inc., A.G. Edwards & Sons, Inc. and Wit Capital Corporation are acting as representatives, the following respective numbers of shares of common stock:

Underwriter                                                   Number of Shares
-----------                                                   ----------------
Credit Suisse First Boston Corporation......................
Lehman Brothers Inc. .......................................
A.G. Edwards & Sons, Inc. ..................................
Wit Capital Corporation.....................................

                                                                 ---------
     Total..................................................     4,000,000
                                                                 =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     Six of our shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 600,000 additional shares at the initial public offering price less the underwriting discounts and commissions. This option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives. As used in this section:

     - Underwriters are securities broker/dealers that are parties to the underwriting agreement and will have a contractual commitment to purchase shares of our common stock from us, and the representatives are the four firms acting on behalf of the underwriters.

     - Broker/dealers are firms registered under applicable securities laws to sell securities to the public.

     The following table summarizes the compensation and estimated expenses we will pay. The compensation we will pay to the underwriters will consist solely of the underwriting discount, which is equal to the public offering price per share of common stock less the amount the underwriters pay to us per share of common stock. The underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by the National Association of Securities Dealers, Inc. to be underwriting compensation under its rules of fair practice. The underwriting fee will be determined based on our negotiations with the underwriters at the time the initial public offering price of our common stock is determined. We do not expect the underwriting discount per share of common stock to exceed 7% of the initial public offering price per share of common stock.

                                                  PER SHARE                             TOTAL
                                       --------------------------------    --------------------------------
                                          WITHOUT             WITH            WITHOUT             WITH
                                       OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT
                                       --------------    --------------    --------------    --------------
Underwriting discounts and
  commissions paid by us.............     $                 $                 $                 $
Expenses payable by us...............     $                 $                 $                 $

     The aggregate amount of offering expenses payable by us will be approximately $1,000,000. The principal components of these offering expenses will include the fees and expenses of our accountants and attorneys, the fees of our registrar and transfer agent, the cost of printing this prospectus, The Nasdaq Stock Market listing fees, and filing fees paid to the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     We and our executive officers, directors and certain of our other shareholders have agreed not to offer, sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

     The underwriters have reserved for sale, at the initial public offering price, up to 200,000 shares of common stock for employees, directors and other parties who have a preexisting relationship with our company, including vendors and customers, who have expressed an interest in purchasing common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "BSQR."

     Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters and does may not reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the public offering price include:

     - the information in this prospectus and otherwise available to the underwriters;

     - market conditions for initial public offerings;

     - the history and the prospects for the industry in which we will compete;

     - the ability of our management;

     - the prospects for our future earnings;

     - the present state of our development and our current financial condition;

     - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

     - the general condition of the securities markets at the time of this offering.

     We can offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format is being made available on an Internet website maintained by Wit Capital. In addition, pursuant to an e-dealer agreement, all broker/dealers purchasing shares from Wit Capital in the offering similarly have agreed to make a prospectus in electronic format available on websites maintained by each of the e-dealers. E-dealers are broker/dealers who use the Internet to distribute shares to customers who have accounts with these broker/dealers that are accessible through the Internet.

     Wit Capital, a member of the National Association of Securities Dealers, will participate in the offering as one of the underwriters. The NASD approved the membership of Wit Capital on September 4, 1997. During the last 12 months, Wit Capital acted as co-manager on 48 initial public offerings and co-lead manager on one initial public offering. Except for its participation as a manager in this offering, Wit Capital has no relationship with us or any of our founders or our significant shareholders.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom the purchase confirmation is received that (1) the purchaser is entitled under applicable provincial securities laws to purchase common stock without the benefit of a prospectus qualified under the securities laws, (2) where required by law, that the purchaser is purchasing as principal and not as agent, and (3) the purchaser has reviewed the text under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer and these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or these persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser in this offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult with their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and with respect to the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for BSQUARE by Summit Law Group, PLLC, Seattle, Washington. Certain legal matters will be passed upon for the underwriters by Morrison & Foerster LLP, Palo Alto, California.

     As of the date of this prospectus, Summit Law Group beneficially owns 34,722 shares of our common stock.

                                    EXPERTS

     Our audited consolidated financial statements and schedule of BSQUARE Corporation and subsidiaries included in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are included herein as indicated in their reports with respect thereto, in reliance upon the authority of said firm as experts giving said reports.

                       WHERE TO FIND ADDITIONAL DOCUMENTS


     We have filed with the SEC a registration statement on Form S-1. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any of our contracts or other documents, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may read and copy the registration statement, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us and Microsoft, that file electronically with the SEC.



     Upon completion of this offering, we will become subject to the information and periodic reporting requirements under the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms, our website and the website of the SEC referred to above.

                              BSQUARE CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Income and Comprehensive
  Income....................................................  F-4
Consolidated Statements of Shareholders' Equity (Deficit)...  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To BSQUARE Corporation:

     We have audited the accompanying consolidated balance sheets of BSQUARE Corporation and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of BSQUARE Corporation and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                               /s/ ARTHUR ANDERSEN LLP

Seattle, Washington,
August 13, 1999 (except for the matter discussed in Note 13 for which the date is August 18, 1999)

                              BSQUARE CORPORATION
                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                 PRO FORMA
                                                                                               SHAREHOLDERS'
                                                               DECEMBER 31,                       EQUITY
                                                             ----------------     JUNE 30,      (NOTE 1) AT
                                                              1997     1998         1999       JUNE 30, 1999
                                                             ------   -------   ------------   -------------
                                                                                (UNAUDITED)     (UNAUDITED)
                                                   ASSETS
Current assets:
  Cash and cash equivalents................................  $2,286   $ 5,324     $ 9,284
  Short-term investments...................................      --     1,582          --
  Accounts receivable, net of allowance for doubtful
    accounts of $10 in 1997, $67 in 1998 and $112 in
    1999...................................................   2,700     5,487       4,531
  Income taxes receivable..................................      --       134          --
  Prepaid expenses and other current assets................      89       155         236
  Deferred income tax asset................................      --       237         832
                                                             ------   -------     -------
         Total current assets..............................   5,075    12,919      14,883
Furniture, equipment and leasehold improvements, net.......   1,320     3,061       3,380
Deposits and other assets..................................      58       178         486
                                                             ------   -------     -------
         Total assets......................................  $6,453   $16,158     $18,749
                                                             ======   =======     =======
                               LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current portion of long-term obligations.................  $   --   $   157     $   157
  Accounts payable.........................................     367       676         507
  Accrued compensation.....................................     732     1,331       1,333
  Accrued expenses.........................................     147       308       1,509
  Income taxes payable.....................................     484        --          53
  Deferred income taxes payable............................      38        --          --
  Deferred revenue.........................................     389       167         649
                                                             ------   -------     -------
         Total current liabilities.........................   2,157     2,639       4,208
Notes payable to shareholders..............................   1,743        --          --
Long-term obligations, net of current portion..............      --       289         210
Deferred income tax payable, net of current portion........     223       111         111
                                                             ------   -------     -------
         Total liabilities.................................   4,123     3,039       4,529
                                                             ------   -------     -------
Commitments and contingencies (Note 6)
Mandatorily redeemable convertible Series A preferred
  stock, no par value: Authorized 10,000,000 shares, issued
  and outstanding, no shares in 1997 and 8,333,333 shares
  in 1998 and 1999, preference in liquidation of
  $15,000,000..............................................      --    14,417      14,475              --
Shareholders' equity (deficit):
  Common stock, no par value: Authorized 50,000,000 shares,
    issued and outstanding, 21,375,000 shares in 1997,
    18,161,605 shares in 1998, and 18,225,205 in 1999......   2,766     2,123       3,209          17,684
  Deferred stock option compensation.......................    (572)     (401)     (1,157)         (1,157)
  Stock subscription.......................................      --        --         (29)            (29)
  Cumulative foreign currency translation adjustment.......      --         5         (61)            (61)
  Retained earnings (accumulated deficit)..................     136    (3,025)     (2,217)         (2,217)
                                                             ------   -------     -------         -------
         Total shareholders' equity (deficit)..............   2,330    (1,298)       (255)        $14,220
                                                             ------   -------     -------         =======
         Total liabilities and shareholders' equity........  $6,453   $16,158     $18,749
                                                             ======   =======     =======

                See notes to Consolidated Financial Statements.

                              BSQUARE CORPORATION

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                    SIX MONTHS
                                                     YEAR ENDED DECEMBER 31,      ENDED JUNE 30,
                                                   ---------------------------   -----------------
                                                    1996      1997      1998      1998      1999
                                                   -------   -------   -------   -------   -------
                                                                                    (UNAUDITED)
Revenue:
  Service........................................  $ 4,179   $14,021   $23,393   $10,181   $17,848
  Product........................................       --       384     1,219       621       695
                                                   -------   -------   -------   -------   -------
          Total revenue..........................    4,179    14,405    24,612    10,802    18,543
                                                   -------   -------   -------   -------   -------
Cost of revenue:
  Service........................................    1,404     5,566    11,135     4,907     8,791
  Product........................................       --        78       166       121       108
                                                   -------   -------   -------   -------   -------
          Total cost of revenue..................    1,404     5,644    11,301     5,028     8,899
                                                   -------   -------   -------   -------   -------
          Gross profit...........................    2,775     8,761    13,311     5,774     9,644
                                                   -------   -------   -------   -------   -------
Operating expenses:
  Research and development.......................      205     1,391     3,671     1,452     2,960
  Selling, general and administrative............      606     2,806     6,470     2,618     5,236
                                                   -------   -------   -------   -------   -------
          Total operating expenses...............      811     4,197    10,141     4,070     8,196
                                                   -------   -------   -------   -------   -------
          Income from operations.................    1,964     4,564     3,170     1,704     1,448
                                                   -------   -------   -------   -------   -------
Other income (expense):
  Interest income................................        7        20       359       196       149
  Interest expense...............................       --       (32)      (40)      (17)      (19)
                                                   -------   -------   -------   -------   -------
          Total other income (expense)...........       --       (12)      319       179       130
                                                   -------   -------   -------   -------   -------
Income before income taxes.......................    1,971     4,552     3,489     1,883     1,578
Provision for income taxes.......................       --       746     1,189       666       712
                                                   -------   -------   -------   -------   -------
          Net income.............................  $ 1,971   $ 3,806   $ 2,300   $ 1,217   $   866
                                                   =======   =======   =======   =======   =======
Foreign currency translation adjustment..........       --        --        (5)       --        66
                                                   -------   -------   -------   -------   -------
Comprehensive net income.........................  $ 1,971   $ 3,806   $ 2,295   $ 1,217   $   932
                                                   =======   =======   =======   =======   =======
Basic earnings per share.........................  $  0.09   $  0.18   $  0.12   $  0.06   $  0.04
                                                   =======   =======   =======   =======   =======
Weighted average shares outstanding used to
  compute basic earnings per share...............   22,106    21,400    18,372    18,615    18,206
                                                   =======   =======   =======   =======   =======
Diluted earnings per share.......................  $  0.09   $  0.17   $  0.08   $  0.04   $  0.03
                                                   =======   =======   =======   =======   =======
Weighted average shares outstanding to compute
  diluted earnings per share.....................   22,106    21,781    27,475    27,050    28,615
                                                   =======   =======   =======   =======   =======

                See notes to Consolidated Financial Statements.

                              BSQUARE CORPORATION

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                       CUMULATIVE
                                                                                         FOREIGN       RETAINED         TOTAL
                                      COMMON STOCK         DEFERRED                     CURRENCY       EARNINGS     SHAREHOLDERS'
                                  --------------------   STOCK OPTION      STOCK       TRANSLATION   (ACCUMULATED      EQUITY
                                    SHARES     AMOUNT    COMPENSATION   SUBSCRIPTION   ADJUSTMENT      DEFICIT)       (DEFICIT)
                                  ----------   -------   ------------   ------------   -----------   ------------   -------------
Balance, December 31, 1995......  21,000,000   $     2     $    --          $ --          $ --         $   259         $   261
  Issuance of common stock......   1,106,000        14          --            --            --              --              14
  Shareholder draws.............          --        --          --            --            --          (1,322)         (1,322)
  Net income....................          --        --          --            --            --           1,971           1,971
                                  ----------   -------     -------          ----          ----         -------         -------
Balance, December 31, 1996......  22,106,000        16          --            --            --             908             924
  Issuance of common stock for
    services rendered...........     500,000        25          --            --            --              --              25
  Repurchase of common stock....  (1,231,000)      (46)         --            --            --              --             (46)
  Shareholder note payable on S
    to C Corporation
    conversion..................          --        --          --            --            --          (2,000)         (2,000)
  Shareholder draws.............          --        --          --            --            --            (460)           (460)
  Net income from January 1,
    1997 to October 15, 1997....                                                                         3,670           3,670
  Conversion from S corporation
    to C corporation............                 2,118                                                  (2,118)             --
  Issuance of compensatory stock
    options.....................          --       653        (653)           --            --              --              --
  Compensation attributable to
    stock option vesting........          --        --          81            --            --              --              81
  Net income from October 16,
    1997 to December 31,
    1997........................          --        --          --            --            --             136             136
                                  ----------   -------     -------          ----          ----         -------         -------
Balance, December 31, 1997......  21,375,000     2,766        (572)           --            --             136           2,330
  Repurchase of common stock....  (3,333,333)     (649)         --            --            --          (5,351)         (6,000)
  Exercise of stock options.....     119,938         6          --            --            --              --               6
  Compensation attributable to
    stock option vesting........          --        --         171            --            --              --             171
  Foreign currency translation
    adjustment..................          --        --          --            --             5              --               5
  Accretion on mandatorily
    redeemable convertible
    preferred stock.............          --        --          --            --            --            (110)           (110)
  Net income....................          --        --          --            --            --           2,300           2,300
                                  ----------   -------     -------          ----          ----         -------         -------
Balance, December 31, 1998......  18,161,605     2,123        (401)           --             5          (3,025)         (1,298)
  Exercise of stock options.....      63,600         6          --            --            --              --               6
  Note receivable from
    shareholder.................          --        30          --           (30)           --              --              --
  Issuance of compensatory stock
    options.....................          --     1,050      (1,050)           --            --              --              --
  Issuance of common stock upon
    payment of subscription
    receivable from
    shareholder.................          --        --          --             1            --              --               1
  Compensation attributable to
    stock option vesting........          --        --         294            --            --              --             294
  Foreign currency translation
    adjustment..................          --        --          --            --           (66)             --             (66)
  Accretion on mandatorily
    redeemable convertible
    preferred stock.............          --        --          --            --            --             (58)            (58)
  Net income....................          --        --          --            --            --             866             866
                                  ----------   -------     -------          ----          ----         -------         -------
Balance, June 30, 1999
  (unaudited)...................  18,225,205   $ 3,209     $(1,157)         $(29)         $(61)        $(2,217)        $  (255)
                                  ==========   =======     =======          ====          ====         =======         =======

                See notes to Consolidated Financial Statements.

                              BSQUARE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                 SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,         JUNE 30,
                                                   ---------------------------   -----------------
                                                    1996      1997      1998      1998      1999
                                                   -------   -------   -------   -------   -------
                                                                                    (UNAUDITED)
Cash flows from operating activities:
  Net income.....................................  $ 1,971   $ 3,806   $ 2,300   $ 1,217   $   866
  Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
     Depreciation and amortization...............       35       328       948       387     1,070
     Deferred income taxes.......................       --       262      (387)        7      (595)
     Stock and stock option compensation.........       --       106       171        83       294
     Amortization of deferred financing costs....       --        --        14         7        --
     Changes in operating assets and liabilities:
       Accounts receivable.......................     (205)   (2,109)   (2,786)   (1,020)      956
       Prepaid expenses and other current
          assets.................................      (13)      (66)      (76)      (60)      (56)
       Deposits and other assets.................      (27)      (24)     (117)       (4)     (315)
       Accounts payable and accrued expenses.....      101     1,111       960       125       703
       Income taxes..............................       --       484      (221)     (562)      187
       Deferred revenue..........................     (222)      389      (618)     (354)      482
                                                   -------   -------   -------   -------   -------
          Net cash provided by (used in)
            operating activities.................    1,640     4,287       188      (174)    3,592
                                                   -------   -------   -------   -------   -------
Cash flows from investing activities:
  Purchases of furniture equipment and leasehold
     improvements................................     (248)   (1,413)   (2,116)   (1,628)   (1,070)
  Maturity (purchase) of short-term investments,
     net.........................................       --        --    (1,582)   (1,552)    1,582
                                                   -------   -------   -------   -------   -------
          Net cash provided by (used in)
            investing activities.................     (248)   (1,413)   (3,698)   (3,180)      512
                                                   -------   -------   -------   -------   -------
Cash flows from financing activities:
  Repayment of shareholder notes payable.........       --      (256)   (1,743)   (1,743)       --
  Payments on long-term obligations..............       --        --       (26)       --       (79)
  Repurchase of common stock.....................       --       (46)   (6,000)   (6,000)       --
  Deferred financing costs.......................       --       (13)       (2)       (2)      (25)
  Proceeds from exercise of stock options........       --        --         5         1         6
  Shareholders' draws............................   (1,322)     (460)       --        --        --
  Net proceeds from issuance of Series A
     Preferred Stock.............................       --        --    14,307    14,307        --
  Proceeds from sale of common stock.............       14        --        --        --        --
                                                   -------   -------   -------   -------   -------
          Net cash provided by (used in)
            financing activities.................   (1,308)     (775)    6,541     6,563       (98)
                                                   -------   -------   -------   -------   -------
Effect of exchange rate changes on cash..........       --        --         7        --       (46)
                                                   -------   -------   -------   -------   -------
          Net increase in cash and cash
            equivalents..........................       84     2,099     3,038     3,209     3,960
Cash and cash equivalents, beginning of period...      103       187     2,286     2,286     5,324
                                                   -------   -------   -------   -------   -------
Cash and cash equivalents, end of period.........  $   187   $ 2,286   $ 5,324   $ 5,495   $ 9,284
                                                   =======   =======   =======   =======   =======

                See notes to Consolidated Financial Statements.

                              BSQUARE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998
            (INFORMATION AS OF JUNE 30, 1998 AND 1999 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     BSQUARE Corporation, a Washington corporation, and its subsidiaries (collectively the Company) provides a variety of software products and services that facilitate the integration of the Microsoft Windows CE operating system with a wide variety of intelligent computing devices. The Company works with semiconductor vendors and original equipment manufacturers to provide software products and engineering services for the development of intelligent computing devices, or ICDs.

     The Company helps enable the rapid and low-cost deployment of ICDs by providing a variety of software products and services for the development, integration and deployment of the Windows CE operating system with industry-specific applications. The Company also develops software applications that are licensed to end users to provide ICDs with additional functionality. The Company markets and supports its products and provides services on a worldwide basis through a direct sales force augmented by distributors.

CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES

     The Company operates in the software industry, and accordingly, can be affected by a variety of factors. For example, management of the Company believes that any of the following factors could have a significant negative effect on the Company's future financial position, results of operations and cash flows: unanticipated fluctuations in quarterly operating results; failure of the market for Windows CE operating system to develop fully; failure of the market for ICDs to develop fully; adverse changes in the Company's relationship with Microsoft; failure to secure contracts with market-leading OEMs; intense competition; failure to attract and retain key personnel; failure to protect intellectual property; risks associated with international operations; inability to manage growth; and litigation or other claims against the Company.

BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated. Accounts denominated in foreign currencies have been re-measured into the functional currency, using the U.S. dollar as the functional currency.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

UNAUDITED INTERIM FINANCIAL DATA

     The unaudited interim financial statements as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles. The Company believes that the results of operations for the six months ended June 30, 1999 are not necessarily indicative of the results to be expected for any future period.

                              BSQUARE CORPORATION

EARNINGS PER SHARE

     In accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Computation of Earnings Per Share," basic earnings per share is computed by dividing net income available to common stock (net income less accretion of mandatorily redeemable convertible preferred stock) by the weighted average number of shares of common stock outstanding during the period. Dilutive earnings per share is computed by dividing net income by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the shares of common stock issuable upon the conversion of the mandatorily redeemable convertible preferred stock (using the if-converted method) and shares issuable upon the exercise of stock options and warrants (using the treasury stock method); common equivalent shares are excluded from the calculation if their effect is antidilutive. The Company has not had any issuances or grants for nominal consideration as defined under Staff Accounting Bulletin 98.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents, include demand deposits, money market accounts and all highly liquid debt instruments with an original maturity date of three months or less.

SHORT-TERM INVESTMENTS

     The Company's short-term investments consist primarily of investment-grade marketable securities, which are classified as held to maturity and recorded at amortized cost. Due to the short-term nature of these investments, changes in market interest rates would not have a significant impact on the fair value of these securities that are carried at amortized cost, which approximates fair value.

     At December 31, 1998, all short-term investments had a contractual maturity of one year or less.

FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments and trade accounts receivable, accounts payable and long-term debt. Fair values of cash and cash equivalents and short-term investments approximate cost due to the short period of time to maturity. The fair values of financial instruments that are short-term and/or that have little or no market risk are considered to have a fair value equal to book value. Assets and liabilities that are included in this category are receivables, accounts payable and accrued liabilities.

     The Company performs initial and ongoing evaluations of its customers' financial position, and generally extends credit on open account, requiring collateral as deemed necessary. The Company maintains allowances for potential credit losses.

FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives, as follows: office furniture and equipment -- four years; computer equipment -- three years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life. Maintenance and repairs are expensed as incurred. When properties are retired or otherwise disposed, gains or losses are reflected in the income statement. When facts and circumstances indicate that the cost of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the asset to projected future cash flows. Upon indication that the carrying value of such assets may not be recoverable, the Company would recognize an impairment loss by a charge against current operations.

SOFTWARE DEVELOPMENT COSTS

     Under the criteria set forth in Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," capitalization of software

                              BSQUARE CORPORATION
development costs begins upon the establishment of technological feasibility of the product, which the Company has defined as the completion of beta testing of a working product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue estimated economic life and changes in software and hardware technology. Amounts that could have been capitalized under this statement after consideration of the above factors were immaterial and, therefore, no software development costs have been capitalized by the Company to date.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred and consist primarily of salaries and materials.

INCOME TAXES

     The Company was taxed as an S Corporation until October 15, 1997, when the shareholders elected to convert to a C Corporation. Accordingly, taxes on income to the Company were generally the responsibility of the shareholders until the conversion.

     The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using currently enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

FOREIGN CURRENCY TRANSLATION

     The Company commenced operations in Germany and Japan during 1998. The functional currency of foreign subsidiaries is the local currency. Accordingly, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expense accounts at the average exchange rates during the year. Resulting translation adjustments are recorded as a separate component of shareholders' equity. The net gains and losses resulting from foreign currency transactions are recorded in the consolidated statements of income in the period incurred and were not significant for any of the periods presented.

REVENUE RECOGNITION

     The Company's revenue recognition policy is in compliance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 97-2, "Software Revenue Recognition." Service revenue is derived from software porting and development contracts. Product revenue consists of licensing fees from software application products and operating system and software development tool products. The Company's customers consist of software companies, original equipment manufacturers, distributors and end users.

     The Company's revenue is recognized as follows:

     Time and Material Consulting Contracts. The Company recognizes revenue as services are rendered.

     Fixed-Price Consulting Contracts. Service revenue from fixed-price contracts is recognized on the percentage-of-completion method, measured by the cost incurred to date to the estimated total cost for the contract. This method is used as management considers expended costs to be the best available measure of contract performance. Contract costs include all direct labor, material and any other costs related to contract performance. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability may result in revisions in the estimate of total costs. Any required adjustments due to these changes are recognized in the period in which such revisions are determined.

                              BSQUARE CORPORATION

     Product Revenue. Product revenue consists principally of fees from the licensing and sale of software products. Product licensing fees, including advanced production royalty payments, are generally recognized when a customer license agreement has been executed, the software has been shipped, remaining obligations are insignificant and collection of the resulting account receivable is probable. The Company recognizes license royalty income as it is reported by the reseller when it ships its product to distributors.

ADVERTISING COSTS

     The cost of advertising is expensed as incurred. During the years ending December 31, 1996, 1997 and 1998 and for the six months ended June 30, 1998 and 1999, the Company incurred advertising expense of $159, $279 and $278, $186, and $128, respectively.

UNAUDITED PRO FORMA SHAREHOLDERS' EQUITY

     If the offering contemplated by this prospectus is consummated, all of the mandatorily redeemable convertible preferred stock outstanding and subscribed to as of the closing date will automatically be converted into an aggregate of 8,333,333 shares of common stock. Unaudited pro forma shareholders' equity at June 30, 1999, as adjusted for the conversion of mandatorily redeemable convertible preferred stock, is presented in the accompanying consolidated balance sheet.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 (SOP 98-1), "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The implementation of SOP 98-1 did not have a material impact on the Company's financial position or results of operations.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities." SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start up activities and organization costs to be expensed as incurred. The implementation of SOP 98-5 did not have a material impact on the Company's financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133 of Financial Accounting Standards, "Accounting for Derivative Instruments and Hedging Activities." This statement requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as a part of a hedge transaction and, if it is the type of hedge transaction. This statement is effective for all fiscal quarters of all fiscal years beginning after December 15, 1999. The Company does not use derivative instruments, therefore the adoption of this statement will not have any effect on the Company's results of operations or financial position.

RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform to the current year presentation.

                              BSQUARE CORPORATION

2. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Major classifications of furniture, equipment and leasehold improvements consist of the following:

                                                           DECEMBER 31,
                                                         -----------------    JUNE 30,
                                                          1997      1998        1999
                                                         ------    -------    --------
Computer equipment and system software.................  $1,003    $ 2,450    $ 3,158
Office furniture and equipment.........................     404        667        727
Leasehold improvements.................................     293      1,040      1,300
Construction in progress...............................      --        118        114
                                                         ------    -------    -------
                                                          1,700      4,275      5,299
Less: accumulated depreciation and amortization........    (380)    (1,214)    (1,919)
                                                         ------    -------    -------
                                                         $1,320    $ 3,061    $ 3,380
                                                         ======    =======    =======

3. INCOME TAXES

     As discussed in Note 1 to the financial statements, the Company was a Subchapter S Corporation for income tax purposes from inception to October 15, 1997. Effective October 16, 1997, the Company converted to a C Corporation and was thereafter responsible for U.S. federal income taxes. A net deferred tax liability of $445, primarily related to the required conversion for income tax purposes from the cash basis method to the accrual basis method of accounting, was recorded at the conversion date to reflect the Company's net taxable temporary differences.

     In addition, in accordance with Staff Accounting Bulletin Topic 4.B., the Company has reclassified accumulated earnings generated prior to the date of conversion to C corporation status from retained earnings to common stock and additional paid in capital.

     The provision for income taxes consisted of the following:

                                                       YEAR ENDED      SIX MONTHS ENDED
                                                      DECEMBER 31,         JUNE 30,
                                                     --------------    ----------------
                                                     1997     1998     1998      1999
                                                     ----    ------    -----    -------
Current
  U.S. Current.....................................  $484    $1,549    $655     $1,220
  International....................................    --        27       4         87
U.S. Deferred......................................   262      (387)      7       (595)
                                                     ----    ------    ----     ------
          Total tax provision......................  $746    $1,189    $666     $  712
                                                     ====    ======    ====     ======

     The components of net deferred tax (assets) liabilities consisted of the following at December 31:

                                                             DECEMBER 31,
                                                             -------------    JUNE 30,
                                                             1997    1998       1999
                                                             ----    -----    --------
Deferred income tax (asset) liabilities:
  Depreciation.............................................  $ --    $ (41)    $(163)
  Accrued compensation and benefits........................   (64)    (206)     (265)
  Deferred revenue.........................................    --      (57)     (452)
  Allowance for doubtful accounts..........................    (3)     (23)      (38)
  Cash to accrual basis conversion.........................   111      111       111
  Other, net...............................................    (6)     (21)      (25)
                                                             ----    -----     -----
                                                             $ 38    $(237)    $(832)
                                                             ====    =====     =====
Deferred income taxes payable:
  Cash to accrual basis conversion.........................  $223    $ 111     $ 111
                                                             ----    -----     -----
                                                             $223    $ 111     $ 111
                                                             ====    =====     =====

                              BSQUARE CORPORATION

     The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pre-tax income, as a result of the following:

                                                                           SIX MONTHS
                                                          YEAR ENDED         ENDED
                                                         DECEMBER 31,       JUNE 30,
                                                         -------------    ------------
                                                         1997     1998    1998    1999
                                                         -----    ----    ----    ----
Taxes at the U.S. statutory rate.......................   34.0%   34.0%   34.0%   34.0%
Increase (decreases) in income taxes resulting from:
  Conversion from an S Corporation to C Corporation....    9.8      --      --      --
  Shareholder responsibility for taxes associated with
     S Corporation status..............................  (27.4)     --      --      --
  Research and development tax credit..................   (0.8)   (6.2)   (0.5)   (8.4)
  International operations.............................     --     4.5      --    14.7
  Other, net...........................................    0.8     1.8     1.9     4.8
                                                         -----    ----    ----    ----
                                                          16.4%   34.1%   35.4%   45.1%
                                                         =====    ====    ====    ====

4. SHAREHOLDER NOTES PAYABLE

     The Company was a Subchapter S Corporation for income tax purposes from inception to October 15, 1997. Effective October 16, 1997, the Company converted to a C Corporation. In connection with the conversion, the Company issued notes payable totaling $2.0 million to the shareholders. Interest accrued at the applicable federal long-term rate under Section 1274 of the Internal Revenue Code of 1986, as amended. Although the notes were not due until December 2002, or earlier if certain conditions were met, the Company paid in full the shareholder notes payable and related accrued interest on January 30, 1998.

5. BANK LINE OF CREDIT AND NOTES PAYABLE

     At December 31, 1998, the Company had available a $2.0 million secured domestic revolving bank line of credit to support working capital, and a $500 domestic term loan to finance the purchase of software and equipment. During 1998, the Company used $473 of the domestic term loan to finance the purchase of certain equipment. Interest accrues at the bank's prime for the line of credit and the bank's prime plus 0.25% for the term loan. The facility fee is 0.50% per annum or $10 for the line of credit and bank's prime plus 0.25% per annum, or $3 for the term loan. Restrictive terms of the line of credit require, among other restrictions that the Company maintains a minimum quick ratio, tangible net worth and debt service ratio.

     Principal maturities of long-term obligations at December 31, 1998 are as follows:

1999........................................................  $157
2000........................................................   157
2001........................................................   132
                                                              ----
                                                              $446
                                                              ====

     In July 1999, the Company renewed its bank line of credit, which provided for a $5.0 million secured domestic revolving line of credit, $1.5 million term loan for the purchase of equipment and a $4.0 term loan for leasehold improvements. Interest accrues at the bank's prime rate for the revolving line of credit, the bank's prime rate plus 0.25% for the equipment term loan and the bank's prime rate plus 0.5% for the leasehold term loan. The facility fee is $25. Restrictive terms of the lines require, among other requirements, that the Company maintains a minimum quick ratio, tangible net worth and debt service ratio, and limit the Company's ability to pay dividends without the lender's consent. The line of credit is secured by substantially all of the assets of the Company. As of July 31, the Company had $464 in standby letters of credit issued and outstanding under the domestic revolving line of credit.

                              BSQUARE CORPORATION

6. COMMITMENTS AND CONTINGENCIES

     The Company leases its office space under non-cancelable operating leases that expire at various dates through 2009. During the years ending December 31, 1996, 1997, 1998 and for the six months ended June 30, 1998 and 1999, rental expense was $370, $420, $980, $400, and $1.4 million, respectively. Minimum rental commitments under non-cancelable operating leases at June 30, 1999 are as follows:

1999 (six months)...........................................  $ 2,064
2000........................................................    4,172
2001........................................................    4,165
2002........................................................    3,719
2003........................................................    3,490
Thereafter..................................................   20,305
                                                              -------
                                                              $37,915
                                                              =======

As of June 30, 1999, commitments for construction of leasehold improvements in 1999 total $4.0 million.

     In January 1999, the Company signed a ten-year lease for a new corporate headquarters in Bellevue, Washington, which is expected to commence in October 1999. The minimum lease payments associated with this lease are included in the commitments above. The Company has the option to extend the lease for four additional periods of five years each. The Company must provide a $500 letter of credit as security for the lease. If certain working capital requirements are not met on the commencement date, the Company must provide an additional $250 letter of credit. The letter of credit may be reduced annually by specified amounts by specified amounts in the lease agreement upon the Company's achieving certain economic goals.

7. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

     The Company has authorized 10.0 million shares of convertible preferred stock. The Board of Directors has the authority to establish and define, in one or more series, the price, rights, preferences and dividends of authorized but unissued shares of preferred stock.

     On January 30, 1998, the Company issued 8,333,333 shares of Series A Convertible Preferred Stock (Preferred Stock) at $1.80 per share. Total proceeds, net of offering costs, approximated $14.3 million. Concurrent with this transaction, the Company repurchased 3,333,333 shares of the Company's common stock from its founders for $6.0 million.

     The rights and preferences of the preferred stock are as follows:

     - In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A preferred stock would be entitled to receive the greater of: (i) an amount in cash equal to $1.80 per share (adjusted for stock splits, stock dividends and the like) or (ii), cash in an amount equal to the portion of the assets of the Company remaining for distribution to shareholders which such shareholder would have received if each share of Series A Preferred Stock held had been converted into the number of shares of common stock issuable upon the conversion of a share of Series A Preferred Stock immediately prior to any liquidation, dissolution or winding up of the Company.

     - The Preferred Stock is voluntarily convertible at any time at the option of the holder into shares of the Company's common stock at a one-for-one conversion. The Preferred Stock is automatically convertible upon closing of a Qualified Public Offering, as defined in the agreement.

     - Any time following the fifth anniversary of the closing, holders of the Preferred Stock have the right to cause the Company to redeem up to 50% of the Preferred Stock at the original purchase price. Any time following the sixth anniversary of the closing, the holders shall have the right to cause the Company to redeem up to 100% of the Preferred Stock at the original purchase price.

                              BSQUARE CORPORATION

     - The Preferred Stock converts at a one-for-one conversion rate, and is adjusted in certain circumstances to prevent dilution of the preferred shareholder's ownership interest.

     - The Preferred shareholders have the same voting rights and voting powers as common shareholders.

COMMON STOCK RESERVED FOR FUTURE ISSUANCES

     At June 30, 1999, the Company has reserved the following shares of common stock for future issuance:

Convertible mandatorily redeemable preferred stock..........   8,333,333
Stock Option Plan...........................................   3,441,462
                                                              ----------
                                                              11,774,795
                                                              ==========

8. EMPLOYEE BENEFIT PLANS

STOCK OPTIONS

     In May 1997, the Company adopted the Amended and Restated Stock Option Plan (the Plan). Under the Plan, the Board of Directors may grant nonqualified stock options at a price determined by the Board, not to be less than 85% of the fair market value of the common stock. Options have a term of up to 10 years and vest over a schedule determined by the Board of Directors, generally four years. Incentive stock options granted under this program may only be granted to employees of the Company, have a term of up to 10 years, and shall be granted at a price equal to the fair market value of the Company's stock. A summary of stock option activity follows:

                                                                                    PRICE PER SHARE
                                                                            --------------------------------
                                       NUMBER OF OPTIONS   AVAILABLE FOR    WEIGHTED AVERAGE
                                          OUTSTANDING         ISSUANCE       EXERCISE PRICE        RANGE
                                       -----------------   --------------   ----------------   -------------
Balance, December 31, 1996...........             --                                --                    --
  Authorized.........................             --          2,500,000             --                    --
  Granted............................      1,750,100         (1,750,100)         $0.08         $0.05 - $1.00
  Exercised..........................             --                 --             --                    --
  Canceled...........................        (69,300)            69,300          $0.05         $0.05 - $0.05
                                           ---------         ----------          -----         -------------
Balance, December 31, 1997...........      1,680,800            819,200          $0.08         $0.05 - $1.00
  Authorized.........................             --          1,125,000             --                    --
  Granted............................      1,108,150         (1,108,150)         $1.15         $1.00 - $1.80
  Exercised..........................       (119,938)                --          $0.05         $0.05 - $0.05
  Canceled...........................       (128,850)           128,850          $0.34         $0.05 - $1.00
                                           ---------         ----------          -----         -------------
Balance, December 31, 1998...........      2,540,162            964,900          $0.54         $0.05 - $1.80
  Granted............................        626,400           (626,400)         $1.44         $1.44 - $1.44
  Exercised..........................        (63,600)                --          $0.53         $0.05 - $1.00
  Canceled...........................       (106,400)           106,400          $0.42         $0.05 - $1.44
                                           ---------         ----------          -----         -------------
Balance, June 30, 1999...............      2,996,562            444,900          $0.73         $0.05 - $1.80
                                           =========         ==========          =====         =============

     In July 1999, the Company authorized an additional 2.0 million shares for grants under the plan.

                              BSQUARE CORPORATION

     The following table summarizes information concerning currently outstanding and exercisable options at June 30, 1999:

                                      OUTSTANDING
                       ------------------------------------------                 EXERCISABLE
                                              WEIGHTED AVERAGE       -------------------------------------
                                            REMAINING CONTRACTUAL                         WEIGHTED AVERAGE
                       NUMBER OF OPTIONS        LIFE (YEARS)         NUMBER OF OPTIONS     EXERCISE PRICE
                       -----------------    ---------------------    -----------------    ----------------
Rate of Exercise
  Price:
  $0.05..............      1,303,012                 8.0                   578,378             $0.05
  $0.50..............         31,650                 8.3                     8,100             $0.50
  $1.00..............        827,500                 8.3                   177,571             $1.00
  $1.44..............        624,400                 9.7                   300,000             $1.44
  $1.80..............        210,000                 9.1                        --             $1.80
                           ---------                 ---                 ---------             -----
                           2,996,562                 8.5                 1,064,049             $0.60
                           =========                 ===                 =========             =====

     Had compensation expense been recognized on stock options issued based on the fair value of the options at the date of the grant and recognized over the vesting period, the Company's net income would have been reduced to the pro forma amounts presented below.

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                               1997      1998
                                                              ------    ------
Net income, as reported.....................................  $3,806    $2,300
                                                                 (12)      (82)
                                                              ------    ------
Pro forma net income........................................  $3,794    $2,218
                                                              ======    ======
Pro forma basic earnings per share..........................  $ 0.18    $ 0.12
                                                              ======    ======

     The fair value of options granted in 1997 and 1998 of $.03 and $.25 has been estimated at the date of grant using the Black-Scholes method with the following weighted-average assumptions:

                                                                  YEAR ENDED
                                                                 DECEMBER 31
                                                              ------------------
                                                               1997       1998
                                                              -------    -------
Dividend yield..............................................       0%         0%
Expected life...............................................  5 years    5 years
Expected volatility.........................................       0%         0%
Risk-free interest rate.....................................     6.0%       5.5%

     The effects on pro forma disclosures of applying SFAS No. 123 are not likely to be representative of the effects on pro forma disclosures of future years.

DEFERRED STOCK OPTION COMPENSATION

     In connection with the grant of certain stock options to employees and consultants during 1997 and the six months ended June 30, 1999, the Company recorded deferred stock option compensation of $653 and $1.1 million, respectively, representing the difference between the estimated fair value of the common stock for accounting purposes and the option exercise price of such options at the date of grant. Such amount is presented as a reduction of shareholders' equity and amortized, in accordance with FASB Interpretation No. 28, on an accelerated basis over the vesting period of the applicable options (generally four years). During the years ended December 31, 1997, 1998 and for the six months ended June 30, 1998 and 1999, the Company expensed approximately $106, $171, $83 and $294, respectively. The balance will be expensed over the period the options vest. Compensation expense is decreased in the period of forfeiture for any accrued but unvested compensation arising from the early termination of an option holder's services.

                              BSQUARE CORPORATION

     Included in the expensed amounts noted above for the six months ended June 30, 1999 is $30 related to options granted to a consultant for services rendered. As of June 30, 1999, the consultant had earned 20,833 options to acquire common stock at $1 per share. The Company has recorded the fair value of the options as of the date the options were earned based on a Black-Scholes model utilizing a 50% volatility factor and an expected life of 2 years. Subsequent to June 30, 1999, the agreement was terminated.

1999 EMPLOYEE STOCK PURCHASE PLAN

     On July 21, 1999, the board of directors approved the adoption of the Company's 1999 Employee Stock Purchase (the "1999 Purchase Plan"), subject to shareholder approval. A total of 1.5 million shares of common stock has been reserved for issuance under the 1999 Purchase Plan. The 1999 Purchase Plan permits eligible employees to acquire shares of the Company's common stock through periodic payroll deductions of up to 10% of base cash compensation. No more than 3,334 shares may be purchased by each employee on any purchase date. Each offering period will have a maximum duration of 6 months. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable offering period or on the last day of the respective purchase period. The initial offering period will commence on the effectiveness of the initial public offering and will end on May 14, 2001.

PROFIT SHARING AND DEFERRED COMPENSATION PLAN

     The Company has a Profit Sharing and Deferred Compensation Plan (Profit Sharing Plan) under Section 401(k) of the Internal Revenue Code of 1986, as amended. Substantially all full-time employees are eligible to participate. The Company, at its discretion, may elect to match the participants' contributions to the Profit Sharing Plan. Participants will receive their share of the value of their investments upon retirement or termination, subject to a vesting schedule. The Company made no matching contributions to the Profit Sharing Plan during 1998 or 1997. For the six months ended June 30, 1999, the Company made matching contributions to the profit sharing plan of $228.

9. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                                                  SIX MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,         JUNE 30,
                                                     -------------------------    ----------------
                                                     1996     1997      1998       1998      1999
                                                     -----    -----    -------    ------    ------
Issuance of notes payable for equipment............   $--      $--     $  473     $   --    $   --
Cash paid for interest.............................   --        13         57         40        42
Cash paid for income taxes.........................   --        --      2,170      1,220     1,100

     All significant non-cash financing activities are listed elsewhere in the financial statements or the notes thereto.

10. SIGNIFICANT CUSTOMERS

     Sales to customers, which comprised at least 10% of revenue for the years ended December 31 were as follows:

                                                                                SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,           JUNE 30,
                                                  ------------------------      ----------------
                                                  1996      1997      1998      1998        1999
                                                  ----      ----      ----      ----        ----
Microsoft.......................................    5%       39%       79%       73%         87%
Hitachi.........................................   43%       18%        2%        5%         --
NEC.............................................   48%       17%        3%        5%         --
ARM.............................................   --        11%        1%        2%         --

As of December 31, 1997, and 1998, and as of June 30, 1999, Microsoft represented 73%, 84% and 72% of total accounts receivable, respectively.

                              BSQUARE CORPORATION

     In February 1999, the Company signed a two-year agreement with Microsoft Corporation to continue to provide services to Microsoft which extend the capabilities of the Windows CE operating system.

11. GEOGRAPHIC AND SEGMENT INFORMATION

     The Company follows the requirements of Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information. As defined in SFAS No. 131, the Company operates in two reportable segments, Service and Products for the Microsoft Windows CE environment. The following table summarizes total revenue and long-lived assets attributed to significant countries:

                                                                             SIX MONTHS
                                                 YEAR ENDED DECEMBER 31,       ENDED
                                                --------------------------    JUNE 30,
                                                 1996     1997      1998        1999
                                                ------   -------   -------   ----------
Total revenue:
  United States...............................  $2,357   $10,065   $23,658    $18,272
  Japan.......................................   1,802     2,632       195        108
  Other Foreign...............................      20     1,708       759        163
                                                ------   -------   -------    -------
          Total revenue*......................  $4,179   $14,405   $24,612    $18,543
                                                ======   =======   =======    =======
Long-lived assets:
  United States...............................           $ 1,378   $ 2,795    $ 3,460
  Japan.......................................                --       239        220
  Germany.....................................                --       205        186
                                                         -------   -------    -------
          Total long-lived assets.............           $ 1,378   $ 3,239    $ 3,866
                                                         =======   =======    =======

---------------
* Revenue is attributed to countries based on location of customer invoiced.

     BSQUARE has two operating segments, Services and Products. The Services segment includes design and development of integration tools for the semiconductor vendors and the original equipment manufacturer market. The Product segment derives revenue from licensing of software products to original equipment manufactures and distributing product through resellers. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

     The Company does not track assets or operating expenses by operating segments. Consequently, it is not practicable to show assets or operating expenses by operating segments.

                              BSQUARE CORPORATION

12. EARNINGS PER SHARE

     The following is a reconciliation of the numerators and denominators used in computing basic and diluted earnings per share:

                                                                              SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,     ------------------
                                               ---------------------------   JUNE 30,
                                                1996      1997      1998       1998      1999
                                               -------   -------   -------   --------   -------
Net income (numerator diluted),..............  $ 1,971   $ 3,806   $ 2,300   $ 1,217    $   866
  Less: Accretion of mandatorily redeemable
     convertible preferred stock.............       --        --      (110)      (50)       (58)
                                               -------   -------   -------   -------    -------
Net income available to common shareholders
  (numerator basic)..........................  $ 1,971   $ 3,806   $ 2,190   $ 1,167    $   808
                                               =======   =======   =======   =======    =======

Shares (denominator basic):
  Weighted average common shares
     outstanding.............................   22,106    21,400    18,372    18,615     18,206
                                               =======   =======   =======   =======    =======
Basic earnings per share.....................  $  0.09   $  0.18   $  0.12   $  0.06    $  0.04
                                               =======   =======   =======   =======    =======
Shares (denominator diluted):

  Weighted average common shares
     outstanding.............................   22,106    21,400    18,372    18,615     18,206
  Mandatorily redeemable convertible
     preferred
     stock...................................       --        --     7,648     6,951      8,333
  Common stock equivalents...................       --       381     1,455     1,484      2,076
                                               -------   -------   -------   -------    -------
  Shares used in computation, (denominator
     diluted)................................   22,106    21,781    27,475    27,050     28,615
                                               =======   =======   =======   =======    =======
Diluted earnings per share...................  $  0.09   $  0.17   $  0.08   $  0.04    $  0.03
                                               =======   =======   =======   =======    =======

13. STOCK PURCHASE AGREEMENT

     On August 18, 1999, the Company entered into a stock purchase agreement to sell 1,518,378 shares of common stock to a new investor for approximately $18.7 million. The investor has the right to require the Company to redeem the shares at the original issuance price if the Company's initial public offering is not declared effective by December 15, 1999.

                                   Back Cover
                                 [BSQUARE LOGO]
                                     [Text]

             BSQUARE provides software products and services that facilitate the integration of Windows CE into intelligent computing devices.


      "We came to BSQUARE because we knew they had the products and expertise to assist us in the development of Capio[TM], our latest Window[R]-based Terminal, within our tight timeframe. With BSQUARE's CE Xpress[TM] Kit and a custom Ethernet driver they developed for us, we were able to shorten our development time and deliver our product to market quickly."

                  MIKE OLIVA, DIRECTOR OF MARKETING, BOUNDLESS TECHNOLOGIES INC.

                                              BSQUARE press release June 9, 1999

  "BSQUARE seems to always be keying in on the most meaningful segments of the Windows CE product market: They always know what we want as consuming people."

                             JARED MINIMAN, "The Future of Windows CE Utilities"

                                           WinCELair Review Center November 1998

                                 [COMPANY LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the securities being registered. All amounts are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and The Nasdaq National Market listing fee.


Securities and Exchange Commission Registration Fee.........  $   17,904
NASD Filing Fee.............................................       6,940
Nasdaq National Market Filing Fee...........................      95,000
Printing Costs..............................................     200,000
Legal Fees and Expenses.....................................     350,000
Accounting Fees and Expenses................................     100,000
Directors' and Officers' Insurance Policy Premium...........     300,000
Blue Sky Fees and Expenses..................................       5,000
Transfer Agent and Registrar Fees...........................       5,000
Miscellaneous...............................................      47,656
                                                              ----------
          Total.............................................  $1,127,500
                                                              ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a corporation to indemnify its directors, officers, employees and agents against certain liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), provided they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. The registrant's Amended and Restated Articles of Incorporation (Exhibit 3.1 hereto) and Bylaws (Exhibit 3.2 hereto) require the registrant to indemnify its officers and directors to the fullest extent permitted by Washington law.

     Section 23B.08.320 of the WBCA authorizes a corporation to limit or eliminate a director's liability to the corporation or its shareholders for monetary damages for breaches of fiduciary duties, other than for (1) acts or omissions that involve intentional misconduct or a knowing violation of law, (2) unlawful distributions to shareholders, or (3) transactions from which a director derives an improper personal benefit. The registrant's Amended and Restated Articles of Incorporation (Exhibit 3.1 hereto) contain provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the registrant and its shareholders.

     In addition, the registrant has entered into separate indemnification agreements with its directors and certain executive officers that could require the registrant, among other things, to indemnify them against liabilities that arise because of their status or service as directors or executive officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

     The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification between the underwriters and the registrant from and against certain liabilities arising in connection with the offering which is the subject of this registration statement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The following is a description of all securities that the registrant has sold within the past three years without registering the securities under the Securities Act:

     On March 17, 1997, the registrant issued an aggregate of 500,000 shares of its common stock to two of its employees in exchange for services to be rendered to the registrant. These issuances were exempt from registration pursuant to
Section 4(2) of the Securities Act.

     On January 30, 1998, the registrant sold 8,333,333 shares of the its Series A redeemable convertible preferred stock at a price of $1.80 per share to 11 accredited investors in a private transaction for an aggregate offering price of approximately $15.0 million. This issuance was exempt from registration pursuant to Rule 506 of Regulation D under Section 4(2) of the Securities Act.

     From June 1997 to September 30, 1999, the registrant granted options to purchase up to 3,266,354 shares of the registrant's common stock under the registrant's amended and restated stock option plan at a weighted average exercise price of $1.91 per share. These grants were exempt from registration pursuant to Rule 701 under the Securities Act.

     From June 1998 to August 1999, 224,726 shares of the registrant's common stock were issued to 58 individuals upon the exercise of stock options granted pursuant to the registrant's amended and restated stock option plan at a weighted average exercise price of $0.29 per share. These issuances were exempt from registration pursuant to Rule 701 under the Securities Act.

     On September 16, 1999, the registrant sold 1,518,378 shares of its common stock at a price of $12.31 per share to Vulcan Ventures Incorporated, a qualified institutional buyer, in a private transaction for an aggregate offering price of approximately $18.7 million. Vulcan Ventures has the right to require the registrant to redeem the shares at the original issuance price if this offering is not completed by December 15, 1999. This issuance was exempt from registration pursuant to Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.


    NUMBER                                DESCRIPTION
    ------                                -----------
      1.1#        Form of Underwriting Agreement.
      3.1#        Articles of Incorporation and all amendments thereto.
      3.1(a)#     Form of Amended and Restated Articles of Incorporation.
      3.2#        Bylaws and all amendments thereto.
      4.1         See Exhibits 3.1 and 3.2 for provisions defining the rights of the holders of common stock.
      5.1#        Opinion of Summit Law Group, PLLC regarding legality of
                  shares.
     10.1#        Amended and Restated Stock Option Plan.
     10.2#        Employee Stock Purchase Plan.
     10.3#        401(k) Plan.
     10.4#        Form of Indemnification Agreement.
     10.5#        Loan and Security Agreement and between Imperial Bank and
                  BSQUARE Corporation dated February 11, 1998.
     10.5(a)#     Amended and Restated Loan Agreement between Imperial Bank
                  and BSQUARE Corporation
     10.6#        One Bellevue Center Office Lease between EOP Northwest
                  Properties, LLC and BSQUARE Corporation dated December 14,
                  1998.
     10.7#        Mercer Island Partners Associates Building Lease Agreement
                  between Mercer Island Partners Associates, LLC and BSQUARE
                  Corporation dated January 30, 1998.
     10.8#        Office Lease Agreement between Seattle Office Associates,
                  LLC and BSQUARE Corporation dated November 15, 1996 (for
                  Suite 205).

    NUMBER                                DESCRIPTION
    ------                                -----------
     10.9#         Office Lease Agreement between Seattle Office Associates,
                   LLC and BSQUARE Corporation dated March 24, 1997 (for Suite
                   310).
     10.10#        Office Lease Agreement between Seattle Office Associates,
                   LLC and BSQUARE Corporation dated March 24, 1997 (for Suite
                   100).
     10.11#        Sunset North Corporate Campus Lease Agreement between WRC
                   Sunset North and BSQUARE Corporation.
     10.12*#+++    Microsoft Software For Dedicated Systems Distributor
                   Agreement between Microsoft Corporation and BSQUARE
                   Corporation dated November 1, 1997, as amended by Amendment
                   No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and
                   Amendment No. 5.
     10.13*+       Master Development & License Agreement between Microsoft
                   Corporation and BSQUARE Corporation dated effective as of
                   October 1, 1998.
     10.14#        Stock Purchase and Shareholders Agreement dated as of
                   January 30, 1998.
     10.15#        Stock Purchase Agreement dated August 18, 1999 by and
                   between BSQUARE Corporation and Vulcan Ventures
                   Incorporated.
     21.1#         Subsidiaries of the registrant.
     23.1++        Consent of Arthur Andersen LLP, Independent Public
                   Accountants.
     23.2          Consent of Summit Law Group, PLLC (contained in the opinion filed as Exhibit 5.1 hereto).
     24.1#         Power of Attorney (See Page II-4).
     27.1#         Financial Data Schedule.


---------------
    * Confidential treatment requested

   # Previously filed


   + Replaces previously filed exhibit


 ++ Filed herewith

+++ No longer being filed as an exhibit

(b) Financial Statement Schedules.

     All schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of the registrant or related notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding), is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 5 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on the 19th day of October, 1999.


                                          BSQUARE CORPORATION

                                          By:      /s/ BRIAN V. TURNER
                                            ------------------------------------
                                                      Brian V. Turner
                                                  Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to the registration statement has been signed by the following persons in the capacities indicated below on the 19th day of October, 1999.


                      SIGNATURE                                             TITLE
                      ---------                                             -----
                          *                              Chairman of the Board, Chief Executive
-----------------------------------------------------    Officer and President (Principal Executive
                  William T. Baxter                      Officer)

                 /s/ BRIAN V. TURNER                     Chief Financial Officer (Principal Financial
-----------------------------------------------------    and Accounting Officer)
                   Brian V. Turner

                          *                              Director
-----------------------------------------------------
                  Albert T. Dosser

                          *                              Director
-----------------------------------------------------
                 Jeffrey T. Chambers

                          *                              Director
-----------------------------------------------------
                    Scot E. Land

                          *                              Director
-----------------------------------------------------
                   William Larson

              *By: /s/ BRIAN V. TURNER
  ------------------------------------------------
                 As Attorney-In-Fact

                                 EXHIBIT INDEX


NUMBER                            DESCRIPTION
------                            -----------
   1.1#      Form of Underwriting Agreement.
   3.1#      Articles of Incorporation and all amendments thereto.
   3.1(a)#   Form of Amended and Restated Articles of Incorporation
   3.2#      Bylaws and all amendments thereto.
   4.1       See Exhibits 3.1 and 3.2 for provisions defining the rights of the holders of common stock.
   5.1#      Opinion of Summit Law Group, PLLC regarding legality of
             shares.
  10.1#      Amended and Restated Stock Option Plan.
  10.2#      Employee Stock Purchase Plan.
  10.3#      401(k) Plan.
  10.4#      Form of Indemnification Agreement.
  10.5#      Loan and Security Agreement and between Imperial Bank and
             BSQUARE Corporation dated February 11, 1998.
  10.5(a)#   Amended and Restated Loan Agreement between Imperial Bank
             and BSQUARE Corporation
  10.6#      One Bellevue Center Office Lease between EOP Northwest
             Properties, LLC. and BSQUARE Corporation dated December 14,
             1998.
  10.7#      Mercer Island Partners Associates Building Lease Agreement
             between Mercer Island Partners Associates, LLC and BSQUARE
             Corporation dated January 30, 1998.
  10.8#      Office Lease Agreement between Seattle Office Associates,
             LLC and BSQUARE Corporation dated November 15, 1996 (for
             Suite 205).
  10.9#      Office Lease Agreement between Seattle Office Associates,
             LLC and BSQUARE Corporation dated March 24, 1997 (for Suite
             310).
  10.10#     Office Lease Agreement between Seattle Office Associates,
             LLC and BSQUARE Corporation dated March 24, 1997 (for Suite
             100).
  10.11#     Sunset North Corporate Campus Lease Agreement between WRC
             Sunset North and BSQUARE Corporation
  10.12*#+++ Microsoft Software For Dedicated Systems Distributor
             Agreement between Microsoft Corporation and BSQUARE
             Corporation dated November 1, 1997, as amended by Amendment
             No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and
             Amendment No. 5.
  10.13*+    Master Development & License Agreement between Microsoft
             Corporation and BSQUARE Corporation dated effective as of
             October 1, 1998.
  10.14#     Stock Purchase and Shareholders Agreement dated as of
             January 30, 1998.
  10.15#     Stock Purchase Agreement dated August 18, 1999 by and
             between BSQUARE Corporation and Vulcan Ventures
             Incorporated.
  21.1#      Subsidiaries of the registrant.
  23.1++     Consent of Arthur Andersen LLP, Independent Public
             Accountants.
  23.2       Consent of Summit Law Group, PLLC (contained in the opinion filed as Exhibit 5.1 hereto).
  24.1#      Power of Attorney (See Page II-4).
  27.1#      Financial Data Schedule.


---------------
   * Confidential treatment requested

   # Previously filed


   + Replaces previously filed exhibit


 ++ Filed herewith

+++ No longer being filed as an exhibit